   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 29, 1998
                                                     REGISTRATION NO. 333-49651
===============================================================================
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                            AMENDMENT NO. 3 TO
                                   FORM S-1
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933
                                ---------------
                              BALANCE BAR COMPANY
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

            DELAWARE                              5149                            77-0306617

 (STATE OR OTHER JURISDICTION OF      (PRIMARY STANDARD INDUSTRIAL             (I.R.S. EMPLOYER
  INCORPORATION OR ORGANIZATION)      CLASSIFICATION CODE NUMBER)           IDENTIFICATION NUMBER)

                               1015 MARK AVENUE
                         CARPINTERIA, CALIFORNIA 93013
                                (805) 566-0234
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                                JAMES A. WOLFE
                               1015 MARK AVENUE
                         CARPINTERIA, CALIFORNIA 93013
                                (805) 566-0234
  (NAME AND ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA
                          CODE, OF AGENT FOR SERVICE)
                                ---------------
                                  COPIES TO:

                  KENT V. GRAHAM                                  THOMAS A. BEVILACQUA
              O'MELVENY & MYERS LLP                                 TIMOTHY R. CURRY
             1999 AVENUE OF THE STARS                       BROBECK, PHLEGER & HARRISON LLP
                    SUITE 700                                    TWO EMBARCADERO PLACE
        LOS ANGELES, CALIFORNIA 90067-6035                           2200 GENG ROAD
                  (310) 246-6820                                PALO ALTO, CA 94303-0913
                                                                     (650) 424-0160

                                ---------------
  APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.
  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the "Securities Act"), check the following box. [_]
  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
  If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
  If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]
                                ---------------

=======================================================================================================
                                                                       PROPOSED MAXIMUM
                                                     PROPOSED MAXIMUM      AGGREGATE         AMOUNT OF
     TITLE OF EACH CLASS OF          AMOUNT TO BE     OFFERING PRICE       OFFERING        REGISTRATION
 SECURITIES TO BE REGISTERED(1)      REGISTERED(1)       PER SHARE        PRICE(2)(3)         FEE(2)
-------------------------------------------------------------------------------------------------------
Common Stock, $0.01 par value....      2,760,000          $12.00          $33,120,000          $0(4)
=======================================================================================================

(1) Includes 360,000 shares that the Underwriters have the option to purchase from the Selling Stockholders to cover over-allotments, if any.

(2) Calculated pursuant to Rule 457(a).

(3) Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(a).

(4) In connection with the original filing of the Registration Statement on April 8, 1998, the Company paid $10,397 in registration fees.
  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT THAT SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SECTION 8(a), MAY DETERMINE.
===============================================================================

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY SUCH STATE.                                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

                 SUBJECT TO COMPLETION, DATED MAY 29, 1998

PROSPECTUS

                                2,400,000 SHARES

                          [LOGO OF BALANCE BAR COMPANY]

                                  COMMON STOCK

  Of the 2,400,000 shares of Common Stock offered hereby, 1,003,372 shares are being sold by Balance Bar Company ("Balance Bar Company" or the "Company") and 1,396,628 shares are being sold by the Selling Stockholders. The Company will not receive any of the proceeds from the sale of shares by the Selling Stockholders. Following this offering, the Chairman of the Company, together with directors and executive officers, will have 56% of the voting power of the Company. See "Principal and Selling Stockholders." Of the 2,400,000 shares to be sold in this offering, the Company has reserved up to 142,000 shares to offer directly to persons having a relationship with the Company.

  Prior to this offering, there has been no public market for the Common Stock of the Company. It is currently estimated that the initial public offering price will be between $10.00 and $12.00 per share. See "Underwriting" for a discussion of the factors to be considered in determining the initial public offering price. The Common Stock has been approved for quotation on the Nasdaq National Market under the symbol BBAR, subject to official notice of issuance.

                                    --------

            THE SHARES OFFERED HEREBY INVOLVE A HIGH DEGREE OF RISK.
                    SEE "RISK FACTORS" COMMENCING ON PAGE 5.

                                    --------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE
 ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

-----------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------
                                                                              PROCEEDS TO
                                   PRICE TO     UNDERWRITING   PROCEEDS TO      SELLING
                                    PUBLIC      DISCOUNT (1)    COMPANY (2)  STOCKHOLDERS
-----------------------------------------------------------------------------------------
Per Share.....................       $              $              $              $
-----------------------------------------------------------------------------------------
Total (3).....................      $              $              $              $
-----------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------

(1) See "Underwriting" for indemnification arrangements with the several Underwriters.
(2) Before deducting expenses payable by the Company and the Selling Stockholders estimated at $700,000.
(3) The Selling Stockholders have granted the Underwriters a 30-day option to purchase up to 360,000 additional shares of Common Stock solely to cover over-allotments, if any. If all such shares are purchased, the total Price to Public, Underwriting Discount, and Proceeds to Selling Stockholders will
    be $     , $    , and $     , respectively. See "Underwriting."

                                    --------

  The shares of Common Stock are offered by the several Underwriters subject to prior sale, receipt and acceptance by them and subject to the right of the Underwriters to reject any order in whole or in part and certain other conditions. It is expected that certificates for such shares will be available
for delivery on or about          , 1998, at the office of the agent of
Hambrecht & Quist LLC in New York, New York.

HAMBRECHT & QUIST                                   ADAMS, HARKNESS & HILL, INC.

          , 1998.

                      [Picture showing Company Products]


  The Company intends to distribute to its stockholders annual reports containing financial statements audited by its independent auditors for each fiscal year and will make available copies of quarterly reports containing unaudited financial information for each of the first three quarters of each fiscal year.

  CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN, OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK, INCLUDING BY ENTERING STABILIZING BIDS, EFFECTING SYNDICATE COVERING TRANSACTIONS OR IMPOSING PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

  "BALANCE, THE COMPLETE NUTRITIONAL FOOD"(R) bar is a registered trademark of the Company. "40-30-30 BALANCE"TM, is a trademark of the Company. The prospectus also includes tradenames and trademarks of companies other than the Company which are the property of their respective owners.

                               PROSPECTUS SUMMARY

  The following summary is qualified in its entirety by the more detailed information and the Financial Statements and Notes thereto appearing elsewhere in this Prospectus. The Common Stock offered hereby involves a high degree of risk. See "Risk Factors."


                                  THE COMPANY

  Balance Bar Company develops and markets branded food and beverage products in convenient, good-tasting, balanced nutritional formulations that appeal to a broad consumer base. The Company has targeted its products, the Balance bar and the 40-30-30 Balance powdered drink mix, at the healthy snack and meal replacement market and believes that by marketing its products as "nutritious snacks that taste great" it is highlighting their benefits over typical snacks and meal replacements. In addition, the Company has targeted other markets consisting of consumers with specific dietary or nutritional requirements, including the fitness, weight management and diabetic markets. In order to make its products available wherever people shop, the Company sells its products through multiple distribution channels, including natural foods, mass merchandise, club, grocery, convenience, health and fitness, and drug stores. Balance Bar Company has experienced significant growth as sales have grown from $1.3 million in 1995 to $39.6 million in 1997.

  Consumers have become increasingly health conscious over the last decade, as reflected in the surge of activities aimed at maintaining and improving health, including exercising, dieting and quitting smoking. Despite this concern for health and nutrition, today's consumers find themselves with less time for three nutritious meals a day and are seeking healthy snacks and meal substitutes that can be consumed at any time or place. In response to these trends, many new food and beverage products have been introduced to satisfy consumer demand for nutritious snacks and meal replacements and have achieved increasingly broad distribution. The Company believes that the consumer trends towards health and nutrition will continue to drive the broad distribution of convenient, healthy snacks and meal replacements.

  The Company has differentiated its brand from other snack products and meal replacements by focusing on the combination of nutrition, good taste and convenience. The Company's current product lines are based on balanced proportions of 40% carbohydrates, 30% protein and 30% dietary fat, a formulation designed to sustain energy and satisfy hunger. The Company currently sells ten flavors of Balance bars in two sizes and five flavors of powdered drinks in canisters or single serving envelopes. Although the Company's current products are based upon the 40-30-30 concept, a Company survey indicates that the popularity of its products extends to a much broader consumer base.

  The Balance bar has significantly penetrated the natural foods channel with approximately 69% of the Company's 1997 sales in this channel. According to SPINS data from Spence Information Services, the Balance bar was the number one selling brand of nutrition bar in the natural foods channel, achieving a 31.0% share in 1997 and a 34.6% share in the January/February 1998 reporting period. In 1997 and the first quarter of 1998, the Company expanded its strategic focus to the wider mass market, including mass merchandise, club, grocery, convenience, health and fitness and drug stores. The Company had the top two selling nutrition bar flavors per point of distribution in grocery stores for the November/December 1997 reporting period and the top selling nutrition bar flavor per point of distribution in grocery stores for the January/February 1998 reporting period. In addition the leading Balance bar flavor outsold the nearest competitor flavor per point of distribution in grocery stores by 56.6% in December 1997 and by 40.0% in February 1998. According to ACNielsen Scan
Track: SPINS Natural Track, the Balance bar market share in the energy bars category of grocery store natural products increased from 2% in the November/December 1996 reporting period to 16% in the November/December 1997 reporting period and to 17% in the January/February 1998 reporting period. The Company believes that expanding distribution within the mass market represents a significant growth opportunity.

  The Company's goal is to become a recognized leader in providing nutritious, good tasting and convenient snack and meal replacement products for a wide variety of consumer needs. In order to achieve its goal, the Company's strategy is to: (i) continue positioning Balance products as good tasting, nutritious snacks and meal replacements; (ii) expand the Company's consumer base and brand awareness through increased advertising and promotional activities; (iii) expand existing and new channels of distribution; (iv) focus on in-store promotion and marketing; (v) continue to promote the nutritional qualities of Balance products; (vi) introduce new products and product line extensions; and
(vii) acquire complimentary companies or product lines.

  The Company's principal executive office is located at 1015 Mark Avenue, Carpinteria, California 93013. Its telephone number is (805) 566-0234.

                                  THE OFFERING

Common Stock offered by the Company.................   1,003,372 shares
Common Stock offered by the Selling Stockholders....   1,396,628 shares
Common Stock to be outstanding after the offering...  10,687,174 shares (1)
Use of proceeds.....................................  To retire short and long-term debt and for working capital and
                                                      other general corporate purposes
                                                      (which could include the
                                                      acquisition of companies or
                                                      product lines).
Proposed Nasdaq National Market symbol..............  BBAR

                         SUMMARY FINANCIAL INFORMATION
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                            YEAR ENDED     SEVEN MONTHS       YEAR ENDED         THREE MONTHS
                             MAY 31,          ENDED          DECEMBER 31,       ENDED MARCH 31,
                          ---------------  DECEMBER 31, ----------------------- ---------------
                           1993     1994       1994      1995    1996    1997    1997    1998
                          -------  ------  ------------ ------  ------- ------- ------- -------
STATEMENT OF OPERATIONS
 DATA:
 Sales..................  $   481  $  692     $  576    $1,262  $10,544 $39,634 $ 6,136 $17,457
 Income (loss) before
  income taxes..........   (1,262)   (312)         7       (84)   1,840   2,876     775   2,176
 Net income (loss)......   (1,263)   (313)         6       (85)   1,615   1,660     447   1,284
 Earnings (loss) per
  diluted share (2).....    (0.22)  (0.04)       --      (0.01)    0.17    0.15    0.04    0.11
 Weighted average number
  of shares outstanding
  (2)...................    5,828   7,670      7,713     7,800    9,343  11,043  11,434  11,683

                                                              MARCH 31, 1998
                                                          ----------------------
                                                          ACTUAL  AS ADJUSTED(3)
                                                          ------- --------------
BALANCE SHEET DATA:
 Cash...................................................  $    89    $ 6,712
 Working capital........................................    4,122     14,331
 Total assets...........................................   14,694     20,880
 Long-term debt, net of current portion.................      202         10
 Total shareholders' equity.............................    5,561     15,525

--------
(1) Based on the number of shares outstanding at March 31, 1998. Excludes (i) 1,800,000 shares of Common Stock reserved for issuance under the Company's 1998 Performance Award Plan (the "1998 Plan"), of which no shares were subject to outstanding options as of March 31, 1998, and (ii) 2,615,502 shares of Common Stock issuable upon the exercise of options outstanding at March 31, 1998 at a weighted average exercise price of $0.74 per share. See "Capitalization," "Management--Stock Options and Stock Plans" and Note 8 of Notes to Financial Statements.
(2) See Note 3 of Notes to Financial Statements for an explanation of the determination of shares used in computing earnings (loss) per diluted share.
(3) Adjusted to reflect the sale of 1,003,372 shares of Common Stock offered by the Company hereby at an assumed initial public offering price of $11.00 per share, the receipt of the estimated net proceeds therefrom, and the retirement of $3.7 million of outstanding debt. See "Use of Proceeds" and "Capitalization."

                                ----------------

  Unless otherwise indicated, all information in this Prospectus assumes no exercise of the underwriters' over-allotment option and gives effect to (i) the conversion of all shares of Series A Preferred Stock into Common Stock, and
(ii) the six for one stock split effected in May 1998 (the "Stock Split"). See "Description of Capital Stock," "Underwriting" and Notes to Financial Statements.

                                 RISK FACTORS

  Challenges of Maintaining Trade and Consumer Acceptance in New Distribution Channels. Until recently, virtually all of the Company's sales were made in natural food stores. In 1997 and the three months ended March 31, 1998, sales to natural food stores accounted for approximately 69% and 59%, respectively, of the Company's sales. The Company's growth will depend on its ability to expand other channels of distribution, including mass merchandise, club, grocery, convenience, and drug stores, without significant impact on current channels. As of December 31, 1997, the Company had four of its ten Balance bar flavors in approximately 40% of mass merchandise stores, 25% of club stores (based on Company estimates), 13% of grocery stores, 10% of convenience stores (in honey peanut flavor only), and 9% of drug stores in the United States. These new channels of distribution have presented, and will continue to present, competitive and marketing challenges, risks, and marketing and distribution costs that are different from those faced by the Company in the natural foods channel. In addition, the Company's expansion in these new channels of distribution will require it to attract and retain consumers in broader demographic and geographic markets. Although the Company has initiated distribution through new nationwide distribution channels, there can be no assurance that the Company will achieve the same success with consumers in other demographic and geographic markets. In addition, the Company's expansion into new markets and the introduction of its products into each such market have in the past and could cause sales and earnings to fluctuate from period to period. Such fluctuations and the inability to obtain consumer acceptance in new markets could have a material adverse effect on the Company's business, results of operations, and financial condition. See "Business--Growth Strategy" and "--Sales and Distribution."

  Potential Sales and Earnings Volatility. The Company has experienced, and will continue to experience, period-to-period fluctuations in its operating results. Results from any quarter are not necessarily indicative of results that the Company may achieve for any subsequent fiscal quarter or full fiscal year and may cause the price of the Company's Common Stock to fluctuate, perhaps substantially. In addition, in recent years, the stock market in general, and shares of high growth companies in particular, have experienced extreme price fluctuations, often for reasons unrelated to the performance of a company's particular business, or in response to general economic or industry-wide conditions. These fluctuations could have a material adverse effect on the price of the Company's Common Stock and the Company's business, results of operations, and financial condition. The Company has a limited operating history, and therefore it is difficult to predict the Company's future sales or its ability to identify and adapt its products successfully to meet changing dietary trends and other elements that affect the Company's results of operations.

  The Company has increased its expense levels to support its recent growth, particularly expenses associated with advertising, marketing, promotions, and employees. The Company expects to continue to increase its operating expenses in these areas. If the Company does not achieve increased levels of sales commensurate with these increased operating expenses, or if the Company's revenues decrease or do not meet the Company's expectations for a particular period, the Company's business, results of operations, and financial condition may be materially and adversely affected.

  Dependence on Third Party Manufacturers. The Company does not own or operate any manufacturing facilities and is, therefore, dependent on third parties for the manufacture of its products. The Company currently relies and expects to continue to rely on two contract manufacturers to produce all of its products. These contract manufacturers also produce products for some of the Company's competitors, and the Company competes with these and other companies for production capacity. If either of the Company's contract manufacturers were unable or unwilling to produce and ship the Company's products in a timely manner or to produce sufficient quantities to support the Company's growth, if any, the Company would have to identify and qualify new contract manufacturers. However, a limited number of contract manufacturers have the ability to produce a high volume of the Company's products, and it could take a significant period of time to locate and qualify such alternative production sources. There can be no assurance that the Company would be able to identify and qualify new contract manufacturers in a timely manner or that such manufacturers would allocate sufficient capacity to the Company in order to meet its requirements, which could adversely affect the Company's ability to make timely deliveries of its products. In addition, there can be no assurance that the capacity of the Company's current contract manufacturers will be sufficient to fulfill the Company's orders, and any supply shortfall could materially and adversely affect the Company's business, results of operations, and financial condition. The Company's contract manufacturers each store the Company's products in a warehouse prior to shipment to distributors. Shipments to and from the warehouses could be delayed for a variety of reasons including weather conditions, strikes, and shipping delays. Any significant delay in shipments of the Company's products would have a material adverse effect on the Company's business, results of operations, and financial condition and could cause the Company's sales and earnings to fluctuate during a particular period or periods. The Company has from time to time experienced, and may in the future experience, delays in the production and delivery of its products.

  In addition, the contract manufacturers are contractually required to maintain the quality of the Company's products and to comply with applicable laws and regulations relating to the production of food products. There can be no assurance that the Company's contract manufacturers will continue to produce products that are consistent with the Company's standards. The Company has occasionally received, and might from time to time receive, shipments of products that fail to conform to the Company's standards. The failure of any contract manufacturer to produce products that conform to the Company's standards could materially and adversely affect the Company's reputation in the marketplace and result in product recalls, product liability claims, and severe economic loss. See "--Government Regulation" and "Business--Contract Manufacturers and Quality Assurance."

  Potential Inability to Anticipate Changes in Dietary Trends. The snack food industry in general and the nutritional food industry in particular are subject to changing consumer trends, demands, and preferences. Trends within the nutritional food industry change often, and the failure of the Company to anticipate, identify or react to changes in these trends could lead, among other things, to reduced demand and price reductions, and could have a material adverse effect on the Company's business, results of operations, and financial condition. These changes might include consumer demand for new products or formulations that include health promoting ingredients such as nutraceuticals. The Company's success depends, in part, on its ability to anticipate the tastes and dietary habits of consumers and to offer products that appeal to their preferences on a timely and affordable basis. The Company believes that its growth to date has been due, to some extent, to the popularity of the "40-30-30" nutritional concept, which was popularized in 1995 in a nationally best selling book, The Zone, and has attracted significant media attention and scientific controversy. All of the Company's current and planned future products are based on a 40-30-30 ratio, and the ratio is mentioned on all of the Company's packaging and in most of its advertising and promotional materials. Although the 40-30-30 concept has achieved a measure of popularity in some consumer groups, it has also received significant criticism from certain portions of the scientific and nutritional communities. Although the Company's surveys indicate that a majority of its products are purchased by consumers for reasons other than adherence to the 40-30-30 concept, there can be no assurance that the popularity of the Company's products will continue to grow or remain at current levels if the 40-30-30 concept declines in popularity, or that the Company's products will continue to receive the same level of acceptance in consumer groups that are making purchasing decisions for reasons other than the 40-30-30 concept. Negative consumer perception of the Company's products could cause the Company's sales to fluctuate period to period. Such fluctuations could have a material adverse effect on the price of the Company's Common Stock and the Company's business, results of operations, and financial condition. See "Business--Consumer Trends" and "--Industry Overview."

  Risk of Adverse Publicity. The Company is highly dependent upon consumers' perception of the safety, quality, and possible dietary benefits of its products. As a result, substantial negative publicity concerning the 40-30-30 concept, one or more of the Company's products, or other nutritional foods similar to the Company's products could lead to a loss of consumer confidence in the Company's products, removal of the Company's products from retailers' shelves and reduced sales and prices of the Company's products. Any of these events could have a material adverse effect on the Company's business, results of operations, and financial condition.

  Narrow Product Line; Dependence on New Products. The Company currently has only two product lines: nutrition bars (in ten flavors and two sizes) and powdered drink mixes (in five flavors and two sizes), both of which are based on a 40-30-30 formulation. In 1997, Balance bars accounted for approximately 92% of sales and powdered drink mixes accounted for approximately 8% of sales and approximately 90% and 10%, respectively, of sales in the three months ended March 31, 1998. There can be no assurance that the Company's existing products will continue to achieve market acceptance. Any such failure could have a material adverse effect on the Company's business, results of operations, and financial condition. The Company believes its ability to increase sales is partially dependent upon its ability to introduce new and innovative products into its existing markets. The success of new products depends on a number of factors, including the Company's ability to develop products that appeal to consumers and that are priced competitively. There can be no assurance that the Company's efforts to develop new products will be successful, that consumers will accept new products, or that the Company's competitors will not introduce products that achieve greater market acceptance than the Company's products. In addition, the Company's introduction of new products or any delay in the introduction after its announcement or the mix of products sold has in the past and could cause sales and earnings to fluctuate from period to period. Such fluctuations could have a material adverse effect on the price of the Company's Common Stock and the Company's business, results of operations, and financial condition. See "Business--Growth Strategy" and "--Competition."

  Dependence on Significant Retail Customers and Distributors. A limited number of distributors and retail customers have historically accounted, and are likely to continue to account in the future, for a substantial portion of the Company's revenues. Most of the Company's sales are made to distributors (with the assistance of commissioned brokers) that resell to retail customers. The Company's two largest retail customers in 1997 were Trader Joe's and General Nutrition Companies ("GNC") and two largest distributor customers were Tree of Life and United Natural Foods. Trader Joe's and GNC accounted for approximately 25% and 7%, respectively, of the Company's sales in 1997 and 21% and 7%, respectively, of the Company's sales in the three months ended March 31, 1998. In addition, sales to Costco in the three months ended March 31, 1998 accounted for approximately 16% of the Company's sales in that period. United Natural Foods acquired one of the Company's other natural foods distributors in October 1997. Including sales to the acquired distributor as if it had been owned for all of 1997, sales to United Natural Foods accounted for approximately 14% of the Company's sales in 1997. Tree of Life accounted for approximately 9% of the Company's sales in 1997. Sales to United Natural Foods and Tree of Life accounted for approximately 13% and 5%, respectively, of the Company's sales in the three months ended March 31, 1998. The Company's distributors and retail customers typically purchase the Company's products with standard purchase orders and, in general, are not bound by long-term contracts. There can be no assurance that Trader Joe's, GNC, Costco, Tree of Life or United Natural Foods will continue their relationships with the Company. The loss of Trader Joe's, GNC, or Costco as a retail customer or the loss of a significant number of other major customers, the loss of major distributors such as Tree of Life or United Natural Foods, or a significant reduction in purchase volume by or financial difficulty of such customers or distributors could have a material adverse effect on the Company's business, results of operations, and financial condition. See "Business--Sales and Distribution," and "--Marketing."

  Competition. The Company competes across a number of markets with a variety of competitors, including other makers of nutrition bars and beverages, both powdered and ready-to-drinks, and many other snacks and meal substitutes. Many of the Company's competitors are large, multinational companies with well established, branded products, and significantly greater financial, distribution, and marketing resources and greater market share than the Company, including large advertising and promotion budgets. These competitors may also have a significantly greater ability to influence or control product placement in retail stores. In addition, those of the Company's competitors selling products containing less than 3 grams of fat per serving are permitted by FDA regulations to use the term "low fat" in connection with their products and competitors' products meeting FDA requirements may use the term "healthy" in connection with their products. These competitors may have a competitive advantage in marketing to certain consumer markets. Several companies with strong brand names and substantially greater financial resources than the Company have announced plans to launch or have launched directly competitive nutrition bar and powdered drink mix products during the past several months. All of these competitors also compete for shelf space in all distribution channels and for suppliers and contract manufacturers. Increased competition from such companies could have a material adverse effect on the Company's business, results of operations, and financial condition. In addition, competitive pricing pressures and any competitor's introduction of new products could cause the Company's sales and earnings to fluctuate in a particular period. Such fluctuation could have a material adverse effect on the price of the Company's Common Stock and the Company's business, results of operations, and financial condition. See "Business--Competition."

  Product Liability; Other Potential Liabilities and Insurance. The Company, like any marketer, distributor or manufacturer of products that are designed to be ingested, faces an inherent risk of exposure to product liability claims if the use of its products results, or is alleged to result, in injury or death. With respect to product liability claims, the Company has $1.0 million per occurrence and $2.0 million in aggregate liability insurance. The Company has excess umbrella liability insurance of up to $8.0 million. There can be no assurance that such insurance will continue to be available at a reasonable cost, or, if available, will be adequate to cover the Company's liabilities. In addition, the Company is heavily dependent on its contract manufacturers for compliance with sound and lawful production of its products. The Company's contract manufacturers are required to indemnify the Company for product liability claims, arising out of the manufacturing of the Company's products, and the Company must indemnify the manufacturers for claims arising out of the labeling and packaging of its products. Although the Company has contractual indemnification from its contract manufacturers, and is included as a named insured on each of their product liability insurance policies, any such indemnification is limited as a practical matter to the creditworthiness of the indemnifying party, the availability of such insurance, and such manufacturers' continued maintenance of such insurance. Therefore, if the Company does not have adequate insurance or contractual indemnification, product liabilities relating to defective products could have a material adverse effect on the Company's business, results of operations, and financial condition. See "--Dependence on Third Party Manufacturers," "--Government Regulation," and "Business--Legal Proceedings."

  In August 1997, the Company, together with one of its contract manufacturers and a retailer of its products, was named in a lawsuit, filed but not served on the Company, for a death allegedly resulting from the ingestion of a Balance bar that allegedly contained nuts. This lawsuit was dismissed without prejudice in December 1997. However, no assurance can be given that other product liability lawsuits will not be served on the Company from time to time , and no assurance can be given that an outcome adverse to the Company in such a lawsuit would not have a material adverse effect on the business, results of operations, and financial condition of the Company. See "Business--Legal Proceedings."

  The Company maintains general liability (including claims based on the Company's advertising and packaging), inland marine, director and officer, and excess liability insurance. There can be no assurance, however, that an existing or future claim or claims will not exceed the limits of the Company's insurance coverage, or that such coverage will be available with sufficient limits and at a reasonable cost, or at all, to insure adequately and economically the Company's operations in the future. A judgment against the Company that exceeds its insurance coverage or is not covered by insurance could have a material adverse effect on the Company's business, results of operation, and financial condition.

  Risks Associated with Advertising. The Company's advertising is subject to regulation by the Federal Trade Commission (the "FTC") under the Federal Trade Commission Act, which prohibits dissemination of false or misleading advertising. In addition, the National Advertising Division of the Council of Better Business Bureaus, Inc. ("NAD") administers a self-regulatory program of the advertising industry to ensure truth and accuracy in national advertising. NAD both monitors national advertising and entertains inquiries and challenges from competing companies and consumers.

  In October 1997, the Company received a letter from NAD inquiring about the accuracy of and support for certain advertising claims regarding the health benefits of the Company's Balance bars. This inquiry was prompted by a complaint by two of the Company's competitors, including PowerBar, Inc. ("PowerBar"). In February 1998, NAD found a reasonable basis for certain claims and recommended that other claims be discontinued. At NAD's request, the Company issued a statement that the Company has voluntarily modified or discontinued certain of its advertisements either before the determination or for reasons unrelated to it, and that although it disagreed with other findings, the Company would consider NAD's recommendation in its future advertising.

  Although the Company does not believe that the changes to its advertising have had or will have an adverse effect on its marketing success, any future changes to the Company's advertising resulting from compliance with an adverse NAD determination or any FTC action or fines or penalties assessed in connection therewith, or from lawsuits alleging false advertising, could materially or adversely affect the Company's product marketing efforts. There can be no assurance that any required changes in advertising would not have a material adverse effect on the Company's business, results of operation, and financial condition. See "--Litigation by Competitor" and "Business-- Government Regulation."

  Television advertising is relatively expensive compared to other forms of advertising in terms of dollar outlays, and the Company's increased emphasis and reliance on this medium could adversely affect its business, results of operations, and financial condition if its advertisements are not successful. See "Business--Marketing."

  In addition, fluctuations in the Company's promotional, advertising and promotional expenditures and unanticipated changes in the timing of customer promotions have in the past and could cause sales and earnings to fluctuate from period to period. Such fluctuations could have a material adverse effect on the price of the Company's Common Stock and the Company's business, results of operations, and financial condition.

  Litigation by Competitor. On April 8, 1998, the day the Company filed the initial registration statement relating to this offering, PowerBar filed a complaint against the Company and its Senior Vice President of Sales in U.S. District Court for the Northern District of California. The complaint alleges in general that the Company engaged in false advertising, unfair competition, and, with its Senior Vice President of Sales who previously worked for PowerBar, misappropriated trade secrets. PowerBar also alleges that the sales executive tortiously interfered with PowerBar's business relationships by inducing distributors, brokers, athletes, and sponsors to terminate their business relationships with PowerBar. The factual allegations against the Company's advertising are similar to those already reviewed by NAD at PowerBar's request. See "--Risks Associated with Advertising."

  PowerBar seeks, among other things, injunctive relief prohibiting the allegedly false advertising, corrective advertising in various print media, compensatory damages in an unspecified amount, disgorgement of the Company's profits, treble and punitive damages as to certain claims, attorneys' fees, and restitution of revenues obtained from the sale of Balance bars. The Company intends to vigorously contest PowerBar's claims. On April 30, 1998, the Company and the sales executive answered the allegations in PowerBar's complaint. In addition, the Company moved the court to dismiss PowerBar's claim for relief under California's common law of unfair competition, on the ground that PowerBar had failed as a matter of law to make out such a claim. However, the Company cannot predict the ultimate outcome of this litigation, and no assurance can be given that this lawsuit will not be determined adversely to the Company. An outcome adverse to the Company, costs associated with defending the lawsuit, payment of damages and costs associated with any indemnification of its sales executive, the significant diversion of management's time and resources to defend the lawsuit, a substantial settlement or award of damages, to the extent in excess of any insurance coverage, or negative publicity resulting from the lawsuit could have a material adverse effect on the Company's business, results of operations, and financial condition. See "--Risk of Adverse Publicity" and "Business--Legal Proceedings."

  Potential Weaknesses in Intellectual Property Protection. The Company relies on a combination of common law trademark rights, U.S. federal registration rights, and trade secret laws to protect its proprietary rights. The Company uses the word "balance" in its corporate name and in each of its two current product line names. The term "balance" and variations thereof are widely used for many food products other than those sold by the Company. Such widespread use may weaken the Company's trademark rights and may dilute any unique, distinctive significance the word "balance" may have as a means of identifying the Company's products. In addition, the Company uses "40-30-30" on all of its product packaging and in advertising and promotional materials. There can be no assurance that the Company will be able to enforce its trademark rights for current products or register trademarks or obtain common law trademark rights using "balance" or "40-30-30" for any new product lines it may introduce. Such inability to have exclusive use of the word "balance" or "40-30-30" in new product names could weaken the Company's ability to create a strong "balance" brand in existing and new product categories.

  In addition, the Company only has one federally registered trademark, "BALANCE, THE COMPLETE NUTRITIONAL FOOD" and 18 applications for federal registration of marks in the United States. Common law trademark rights do not provide the Company with the same level of protection as afforded by a United States federal registration of a trademark. In addition, common law trademark rights are limited to the geographic area in which the trademark is actually used plus a reasonable zone of future expansion, while U.S. federal registration on the Principal Register gives the registrant superior rights throughout the United States, subject to certain exceptions. The Company has registered its trademarks in certain foreign jurisdictions where the Company's products are or will be sold. The protection available in such jurisdictions may not be as extensive as the protection available to the Company in the United States.

  The Company and one of its largest distributors, Tree of Life, which uses "Balanced--The Total Nutritional Drink" for an existing beverage, have agreed to limit their use of the term "balance," "balanced" and variations thereof. Under the contract, the Company and Tree of Life may continue to use the current names for their respective products. However, the Company may not use the trademark or tradename "balanced" in connection with any goods or services or the term "balance" at the beginning of any name of a nutritional drink product or certain processed foods and meals produced by Tree of Life. Tree of Life may not use the trademark or tradename "balance" in connection with any goods or services or the term "balanced" in connection with nutritional bar products. These restrictions could adversely affect the Company's ability to successfully expand into new product categories or strengthen its brand name.

  Although the Company's formula for its products is a trade secret, it may be independently developed or duplicated. In addition, the Company does not have any proprietary rights in the 40-30-30 nutritional concept. The Company protects its proprietary formula and processes, in part, by confidentiality agreements with its employees and contract manufacturers. There can be no assurance that these agreements will not be breached, that the Company would have adequate remedies for any breach, or that the Company's trade secrets or those of its contract manufacturers will not otherwise become known or discovered independently by competitors. The Company owns the formula for the products produced by its two contract manufacturers, Bariatrix International, Inc. ("Bariatrix") and Nellson Nutraceutical, Inc. ("Nellson"). However, pursuant to the terms of the Company's agreement with Nellson, Nellson will obtain all rights to the nutritional bar formula if the Company does not meet certain minimum purchase volumes. However, the Company's current purchase volumes significantly exceed these minimum guaranteed purchase volumes. If the Company fails to meet the purchase requirements, it has an option to buy out any remaining purchase requirements to maintain ownership of the formula. Although the Company believes that it will meet these purchase volumes or be able to buy out any remaining purchase requirements, there can be no assurance that the Company will retain ownership of this formula. If the Company were to lose ownership of this formula or lose its relationships with Bariatrix and Nellson, it could have a material adverse effect on the Company's business, results of operations, and financial condition.

  No Assurance of Future Growth. The Company is currently experiencing a period of rapid growth and expansion that has placed, and could continue to place, a significant strain on the Company's management, customer and consumer service and support, operations, sales and administrative personnel, and other resources. To serve the needs of its existing and future customers and consumers, the Company has substantially increased and will continue to increase its work force, which requires the Company to attract, train, motivate, and manage a substantially larger number of qualified employees. Additionally, to effectively manage currently anticipated levels of future demand, the Company may be required to continue to expand its existing, or implement new, operating procedures and operating, management, information, and financial systems, all of which may significantly increase its operating expenses and cause disruptions in the Company's operations while the Company implements such systems. The Company is currently implementing an inventory control system. Until such system is fully operational, the Company will continue on a monthly basis to reconcile its inventory records to actual quantities owned. There can no assurance that the Company will be able to achieve its growth as planned, increase its work force, or successfully implement new systems to manage its anticipated growth, and any failure to do so could have a material adverse effect on the Company's business, results of operations, and financial condition. See "Business--Growth Strategy."

  Risks Associated with and Potential Dilution from Possible Acquisitions. To date, the Company has not had significant discussions about or evaluated the potential acquisition of companies due largely to inadequate financial resources. In the future, the Company may consider making an investment in or acquiring companies or product lines that complement its existing business. The Company is not able to predict when a prospective acquisition candidate might become available, if ever, the terms of the financing of any transaction or when any transaction might be closed. Future acquisitions by the Company may result in potentially dilutive issuances of equity securities, the incurrence of debt and contingent liabilities, and amortization expenses related to goodwill and other intangible assets, which could materially adversely affect Company profitability. In addition, acquisitions involve numerous risks, including difficulties in the assimilation of the operations, products, and employees of the acquired companies, the diversion of management's attention from other business concerns, risks of entering markets in which the Company has no or limited direct prior experience, and the potential loss of key employees of the acquired company. If any such acquisition occurs, there can be no assurance as to the effect thereof on the Company's business, results of operations, and financial condition. See "Use of Proceeds" and "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

  Potential Unavailability and Increased Cost of Raw Materials. Most of the key ingredients used in the Company's products are obtained by its contract manufacturers from third party suppliers. As with most food products, the availability and cost of raw materials used in the Company's products can be affected by a number of factors beyond its control, such as general economic conditions affecting growing decisions, weather conditions such as frosts, drought, and floods, and plant diseases, pests, and other acts of nature. Because the Company does not control the production of raw materials, it is also subject to delays caused by interruption in production of materials based on conditions not within its control. Such conditions include job actions or strikes by employees of suppliers, weather, crop conditions, transportation interruptions, natural disasters or other catastrophic events. There can be no assurance that the Company's contract manufacturers will be able to obtain alternative sources of raw materials at favorable prices, or at all, if either of them experience supply shortages. The inability of the Company's contract manufacturers to obtain adequate supplies of raw materials for its products at favorable prices, or at all, as a result of any of the foregoing factors or otherwise could cause an increase in the Company's cost of sales and a corresponding decrease in gross margin, could cause the Company's sales and earnings to fluctuate from period to period and could have a material adverse effect on the Company's business, results of operations, and financial condition.

  Dependence on Key Personnel. The success of the Company is significantly dependent on the personal efforts, performance, abilities, and continued service of a small number of key managerial and marketing personnel. The loss of service of any such key personnel could have a material adverse effect on the Company's business, results of operations, and financial condition. The Company has not and does not presently intend to enter into employment agreements with any of its employees. In addition, the future success of the Company depends upon its ability to attract and retain highly qualified personnel in the future. Competition for such personnel is intense and there can be no assurance that the Company will be able to attract and retain such qualified personnel. A failure to do so could have a material adverse effect on the Company's business, results of operations, and financial condition. See "Management."

  Government Regulation. The manufacturing, packaging, labeling, advertising, distribution, and sale of the Company's products are subject to regulation by various governmental agencies, principally the Food and Drug Administration (the "FDA"). The FDA regulates the Company's products under the Federal Food, Drug, and Cosmetic Act (the "FDCA"), and related regulations. The Company's products are also subject to regulation by the FTC, as well as various agencies of the states, localities, and foreign countries to which the Company distributes its products and in which the Company's products are sold. The Company believes that it presently complies in all material respects with the foregoing laws and regulations. There can be no assurance that future compliance with such laws or regulations, or failure to comply, will not have a material adverse effect on the Company's business, results of operations, and financial condition and future compliance or inability to comply could cause the Company's sales and earnings to fluctuate from period to period. See "Business--Government Regulation."

  In September 1996, pursuant to a complaint related to a product safety issue concerning Balance bars and at the FDA's request, the Company voluntarily withheld product shipments temporarily. Upon completion of government inspection of facilities of the Company and one of its contract manufacturers, and sampling and testing of products, product shipments were resumed. However, there can be no assurance that the FDA will not again request that the Company cease product shipment due to any future regulatory matter, causing a loss of sales and potentially severe damage to the Company's reputation. Any withholding of product could have a material adverse effect on the Company's business, results of operations, and financial condition. See "--Product Liability; Other Potential Liabilities and Insurance."

  The Company might be subject to additional laws or regulations administered by the FDA or other federal, state or foreign regulatory authorities or more stringent interpretations of current laws or regulations from time to time in the future. The Company is unable to predict the nature of such future laws, regulations, interpretations or applications, nor can it predict what effect additional governmental regulations or administrative orders, when and if promulgated, would have on its business in the future. They could, however, require the reformulation of certain products to meet new standards, the recall or discontinuance of certain products that cannot be reformulated, imposition of additional record-keeping requirements, expanded documentation of the properties of certain products, expanded or different labeling, and scientific substantiation. Any or all of such requirements could cause the Company's sales and earnings to fluctuate from period to period and could have a material adverse effect on the Company's business, results of operations, and financial condition.

  Governmental regulations in foreign countries where the Company plans to commence or expand sales might prevent or delay entry into the market or prevent or delay the introduction, or require the reformulation, of certain of the Company's products. Compliance with such foreign governmental regulations is generally controlled by the Company's distributors for those countries. These distributors are independent contractors over which the Company has limited control. See "Business--Government Regulation."

  Risks Associated with International Markets. In 1997 and the three months ended March 31, 1998, 2.9% and 0.7%, respectively, of the Company's sales were in markets outside of the United States. Although the Company intends to continue to focus primarily on the domestic market in the near term, it also intends to continue to test its products in foreign markets. The Company might experience difficulty entering new international markets due to greater regulatory barriers, the necessity of adapting to new regulatory systems, and problems related to entering new markets with different dietary habits, cultural bases, and political systems. In addition, the Company has been and will be required to re-formulate its products to comply with foreign regulatory standards. Operating in international markets exposes the Company to certain risks, including, among other things: (i) changes in or interpretations of foreign regulations that might limit the Company's ability to sell certain products or repatriate profits to the United States; (ii) exposure to currency fluctuations; (iii) the potential imposition of trade or foreign exchange restrictions or increased taxes or tariffs; and (iv) political instability. As the Company continues to expand its international operations, these and other risks associated with international operations will increase. See "Business--Growth Strategy" and "--Government Regulation."

  No Prior Public Market; Possible Volatility of Stock Price. Before this offering, there has been no public market for the Common Stock of the Company, and there can be no assurance that an active trading market will develop as a result of the offering or, if a trading market does develop, that it will be sustained or that the shares of Common Stock can be resold at or above the initial public offering price. The initial public offering price of the Common Stock offered hereby will be determined through negotiations between the Company and the several Underwriters based on factors described in this Prospectus under "Underwriting" and may not be indicative of the price at which the Common Stock will actually trade after the offering. The Company has applied to have the Common Stock approved for quotation on the Nasdaq National Market, which has experienced, and is likely to continue to experience, significant price and volume fluctuations which could adversely effect the market price of the Common Stock without regard to the operating performance of the Company. In addition, the market price for shares of common stock issued in initial public offerings have historically been volatile as have shares of natural food companies. The market price of the Common Stock could be subject to significant variation due to fluctuations in the Company's operating results, changes in earnings estimates by securities analysts, the degree of success the Company achieves in implementing its business strategy, changes in business or regulatory conditions affecting the Company, its customers, or its competitors, and other factors.

  Control by Principal Stockholders. Following completion of the offering, the Chairman of the Company will beneficially own approximately 45% of the outstanding shares of the Company's Common Stock, and he, together with other directors and executive officers, will control 56% of the shares of the Company's Common Stock. Accordingly, the Chairman, together with directors and executive officers, will have 56% of the voting power of the Company (61% assuming the exercise of all stock options) and will be able to elect all of the directors and exercise significant control over the business, policies, and affairs of the Company and determine the disposition of practically all matters submitted to a vote of the Company's stockholders, including mergers, going private transactions and other extraordinary corporate transactions and the terms thereof. Further, these stockholders will be in a position to prevent a takeover of the Company by one or more third parties, or sell or otherwise transfer their stock to a third party, which could deprive the Company's stockholders of a control premium that might otherwise be realized by them in connection with an acquisition of the Company. See "Principal and Selling Stockholders."

  Possible Anti-Takeover Effect of Certain Charter Provisions. The Company's Amended and Restated Bylaws (the "Bylaws") require that stockholders give advance notice to the Company's Secretary of any nominations of directors made or other business to be brought by stockholders at any stockholders' meeting. The Amended and Restated Certificate of Incorporation (the "Certificate of Incorporation") requires the approval of 75% of the Company's voting stock to amend certain of its provisions. The Company's Board of Directors has the authority to issue shares of Preferred Stock in one or more series and to determine the price, rights, preferences, and privileges of those shares without any further vote or action by the stockholders. The rights of the holders of Common Stock will be subject to, and may be adversely affected by, the rights of the holders of Preferred Stock that may be issued in the future. The concentration of ownership by the Board of Directors and management, the issuance of Preferred Stock, and other charter provisions may discourage certain types of transactions involving an actual or potential change in control of the Company, including transactions in which the stockholders might otherwise receive a premium for their shares over then current market prices, and may limit the ability of the stockholders to approve transactions that they may deem to be in their best interests. See "Description of Capital Stock."

  In addition, the Company's Board of Directors is divided into three classes of directors serving staggered terms. One class of directors will be elected at each annual meeting of stockholders for a three-year term. At least two annual meetings of stockholders, instead of one, could be required to change the majority of the Company's Board of Directors, so it is more difficult for the stockholders of the Company to change the management of the Company than if the Board of Directors were not classified. In addition, the presence of a classified Board of Directors could make it more difficult for a third party to acquire, or could discourage a third party from attempting to acquire, control of the Company and, therefore, may limit the price that certain investors might be willing to pay in the future for shares of Common Stock. See "Description of Capital Stock--Possible Anti-Takeover Effect of Certain Charter Provisions."

  Shares Eligible for Future Sale. Sales of substantial amounts of Common Stock in the public market after the offering or the anticipation of such sales could have a material adverse effect on then-prevailing market prices. See "Description of Capital Stock" and "Shares Eligible for Future Sale."

  Immediate and Substantial Dilution. Investors participating in this offering will incur immediate and substantial dilution of $9.55 per share based on an estimated public offering price of $11.00 per share and net tangible book value before this offering of $0.53 per share. To the extent outstanding options to purchase Common Stock are exercised, there will be further dilution. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

  Year 2000 Compliance. Many currently installed computer systems and software products are coded to accept only two digit entries in the date code field. Beginning in the year 2000, these date code fields will need to accept four digit entries to distinguish 21st century dates from 20th century dates. As a result, in less than three years, computer systems and software used by many companies may need to be upgraded to comply with such "Year 2000" requirements. Significant uncertainty exists concerning the potential effects associated with such compliance. The Company is currently implementing a new sales, inventory and accounting system that the software vendor has represented to be Year 2000 compliant. Any Year 2000 compliance problem of either the Company or its customers could result in a material adverse effect on the Company's business, operating results, and financial condition.

  Broad Discretion Over Use of Proceeds. The Company intends to use the net proceeds of this offering to retire a revolving line of credit in the amount of $3.4 million and a term loan in the amount of $278,000 (at March 31, 1998), for general corporate purposes, including working capital to increase marketing and advertising, and to add personnel and other resources to accommodate its anticipated growth. The amount and timing of any expenditures will vary significantly depending on a number of factors, including the amount of cash generated by the Company's operations, the progress of the Company's product development activities, and the market response to the introduction of any new products. The Company may also use the net proceeds from this offering to acquire companies or product lines that complement the Company's existing product lines. To date, however, the Company has no specific agreements or commitments regarding any acquisitions. Accordingly, the Company's management will retain broad discretion as to the allocation of the net proceeds of this offering. See "Use of Proceeds."

                                USE OF PROCEEDS

  The net proceeds to the Company from the sale of the 1,003,372 shares of Common Stock offered by the Company hereby at an assumed initial public offering price of $11.00 per share are estimated to be $10.0 million. The Company will not receive any proceeds from the sale of Common Stock by the Selling Stockholders.

  The Company intends to use the net proceeds to retire a revolving line of credit in the amount of $3.4 million and a term loan in the amount of $278,000 (at March 31, 1998), for general corporate purposes, including working capital to increase marketing and advertising, and to add personnel and other resources to accommodate its anticipated growth. The Company may also use the net proceeds from this offering to acquire companies or product lines that complement the Company's existing product lines. To date, however, the Company has not had significant discussions about or evaluated the potential acquisition of any such companies or product lines. At March 31, 1998, the line of credit and the term loan each bore interest at prime plus 3/4%. The line of credit matures in April 2000 and the term loan matures in installments through 2001.

                                DIVIDEND POLICY

  The Company has neither declared nor paid any cash dividends on its capital stock. The Company intends to retain its earnings for use in its business and does not plan to pay any cash dividends in the foreseeable future. Furthermore, the Company's line of credit contains certain covenants that, among other things, preclude the payment of cash dividends by the Company.

                                CAPITALIZATION

  The following table sets forth the capitalization of the Company as of March 31, 1998 (i) on an actual basis, (ii) as adjusted to give effect to the sale by the Company of the 1,003,372 shares of Common Stock offered by the Company hereby at an assumed initial public offering price of $11.00 per share, the application of the estimated net proceeds therefrom, and the retirement of $3.7 million of outstanding debt. This table should be read in conjunction with the Financial Statements of the Company and Notes thereto, together with Management's Discussion and Analysis of Financial Condition and Results of Operations, included elsewhere in this Prospectus.

                                                              MARCH 31, 1998
                                                            -------------------
                                                            ACTUAL  AS ADJUSTED
                                                            ------- -----------
                                                              (IN THOUSANDS)
Current portion of long-term debt.......................... $    88   $     2
Short-term borrowings......................................   3,400       --
Long-term debt, less current portion.......................     202        10
                                                            -------   -------
Shareholders' equity:
  Common Stock, $0.01 par value, 24,000,000 shares
   authorized, 9,683,802 shares issued and outstanding and
   10,687,174 shares issued and outstanding as adjusted
   (1).....................................................      97       107
  Additional paid-in capital...............................   2,593    12,547
  Retained earnings........................................   2,871     2,871
                                                            -------   -------
    Total shareholders' equity.............................   5,561    15,525
                                                            -------   -------
     Total capitalization.................................. $ 9,251   $15,537
                                                            =======   =======

--------
(1) Excludes (i) 1,800,000 shares of Common Stock reserved for issuance under the Company's 1998 Plan, of which no shares were subject to outstanding options as of March 31, 1998, and (ii) 2,615,502 shares of Common Stock issuable upon exercise of options outstanding at March 31, 1998 at a weighted average exercise price of $0.74 per share. See "Management--Stock Options and Stock Plans" and Note 8 of Notes to Financial Statements.

                                   DILUTION

  As of March 31, 1998, the Company had a net tangible book value of approximately $5.1 million or $0.53 per share of Common Stock. Net tangible book value represents the amount of total tangible assets less total liabilities divided by the number of shares of Common Stock outstanding. Without taking into account any other changes in the net tangible book value after March 31, 1998, other than to give effect to the receipt by the Company of the net proceeds from the sale of the 1,003,372 shares of Common Stock offered by the Company hereby at an assumed initial public offering price of $11.00 per share, the pro forma net tangible book value of the Company as of March 31, 1998 would have been approximately $15.5 million or $1.45 per share. This represents an immediate increase in net tangible book value of $0.92 per share to existing stockholders and an immediate dilution of $9.55 per share to new investors. The following table illustrates this per share dilution:

  Assumed initial public offering price per share...................       $11.00
    Net tangible book value per share before the offering........... $0.53
    Increase per share attributable to new investors................  0.92
                                                                     -----
  Pro forma net tangible book value per share after the offering....         1.45
                                                                           ------
  Dilution per share to new investors...............................       $ 9.55
                                                                           ======

  The following table summarizes, on a pro forma basis as of March 31, 1998, the differences between existing stockholders and the new investors with respect to the number of shares of Common Stock purchased from the Company, the total consideration paid and the average price per share paid:

                          SHARES PURCHASED  TOTAL CONSIDERATION
                         ------------------ -------------------     AVERAGE
                           NUMBER   PERCENT   AMOUNT    PERCENT PRICE PER SHARE
                         ---------- ------- ----------- ------- ---------------
Existing stockholders
 (1)....................  9,683,802   90.6% $ 1,957,000   15.1%     $ 0.20
New investors (1).......  1,003,372    9.4   11,037,092   84.9       11.00
                         ----------  -----  -----------  -----
 Total.................. 10,687,174  100.0% $12,994,092  100.0%
                         ==========  =====  ===========  =====

  Other than as noted above, the foregoing computations assume the exercise of no stock options after March 31, 1998. As of March 31, 1998, options to purchase 2,615,502 shares of Common Stock were outstanding, with a weighted average exercise price of $0.74 per share. To the extent these options are exercised, there will be further dilution to new investors. See "Management-- Stock Plans" and Note 8 of Notes to Financial Statements.
--------

(1) Sales by Selling Stockholders in this offering will reduce the number of shares of Common Stock held by existing stockholders to 8,287,174 or approximately 77.5% (7,927,174 shares or approximately 74.2% if the Underwriters' over-allotment option is exercised in full) and will increase the number of shares held by new investors to 2,400,000 or approximately 22.5% (2,760,000 shares or approximately 25.8% if the Underwriters' over-allotment option is exercised in full) of the total number of shares of Common Stock outstanding after this offering. See "Principal and Selling Stockholders."

                            SELECTED FINANCIAL DATA

  The following selected statements of operations data for each of the three years in the period ended December 31, 1997, and the balance sheet data as of December 31, 1996 and 1997, are derived from the financial statements and notes thereto included elsewhere herein audited by Arthur Andersen LLP, independent public accountants, as set forth in their report also included elsewhere herein. The balance sheet data as of December 31, 1995, are derived from financial statements audited by Arthur Andersen LLP not included herein. The selected statements of operations data for the years ended May 31, 1993 and 1994 and the seven months ended December 31, 1994, and the balance sheet data as of May 31, 1993 and 1994 and as of December 31, 1994, are derived from unaudited financial statements of the Company, not included herein. The statements of operations data for the three months ended March 31, 1997 and 1998 have been derived from the unaudited interim financial statements of the Company included elsewhere in this Prospectus. The unaudited financial statements were prepared on the same basis as the audited financial statements and, in the opinion of management, include all adjustments, consisting of only normal recurring adjustments, necessary for a fair presentation of the Company's financial position and results of operations. The results of operations for any interim period are not necessarily indicative of results to be expected for a full year. The following data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Financial Statements of the Company and the Notes thereto included elsewhere in this Prospectus.

                           YEAR ENDED     SEVEN MONTHS       YEAR ENDED          THREE MONTHS
                            MAY 31,          ENDED          DECEMBER 31,        ENDED MARCH 31,
                         ---------------  DECEMBER 31, -----------------------  ----------------
                          1993     1994       1994      1995    1996    1997     1997     1998
                         -------  ------  ------------ ------  ------- -------  -------  -------
                                       (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS
 DATA:
Sales................... $   481  $  692     $ 576     $1,262  $10,544 $39,634  $ 6,136  $17,457
Cost of Sales...........     141     217       219        593    5,272  19,801    2,970    9,014
                         -------  ------     -----     ------  ------- -------  -------  -------
   Gross profit.........     340     475       357        669    5,272  19,833    3,166    8,443
                         -------  ------     -----     ------  ------- -------  -------  -------
Expenses:
 Advertising............     134      47        87        157    1,083   7,481      849    1,630
 Selling and marketing..     587     295       109        355    1,536   7,204    1,130    3,522
 General and
  administrative........     881     444       154        237      797   2,299      417    1,057
 Interest (income)
  expense...............     --        1       --           4       16     (27)      (5)      58
                         -------  ------     -----     ------  ------- -------  -------  -------
   Total expenses.......   1,602     787       350        753    3,432  16,957    2,391    6,267
                         -------  ------     -----     ------  ------- -------  -------  -------
   Income (loss) before
    income taxes........  (1,262)   (312)        7        (84)   1,840   2,876      775    2,176
Income Taxes............       1       1         1          1      225   1,216      328      892
                         -------  ------     -----     ------  ------- -------  -------  -------
   Net income (loss).... $(1,263) $ (313)    $   6     $  (85) $ 1,615 $ 1,660  $   447  $ 1,284
                         =======  ======     =====     ======  ======= =======  =======  =======
Earnings (loss) per
 share:
   Basic................ $ (0.22) $(0.04)      --      $(0.01) $  0.19 $  0.18  $  0.05  $  0.13
                         =======  ======     =====     ======  ======= =======  =======  =======
   Diluted.............. $ (0.22) $(0.04)      --      $(0.01) $  0.17 $  0.15  $  0.04  $  0.11
                         =======  ======     =====     ======  ======= =======  =======  =======
Weighted average number
 of shares outstanding:
   Basic................   5,828   7,670     7,713      7,800    8,410   9,302    9,268    9,599
                         =======  ======     =====     ======  ======= =======  =======  =======
   Diluted..............   5,828   7,670     7,713      7,800    9,343  11,043   11,434   11,683
                         =======  ======     =====     ======  ======= =======  =======  =======

                                  MAY 31,         DECEMBER 31,
                                 ---------  --------------------------
                                                                       MARCH 31,
                                 1993 1994  1994  1995   1996   1997     1998
                                 ---- ----  ----  ----  ------ ------- ---------
                                                (IN THOUSANDS)
BALANCE SHEET DATA:
 Cash..........................  $238 $ 11  $ 12  $ 34  $1,119 $    89  $    89
 Working capital (deficit).....   107  (44)  (50)  (39)  2,087   2,974    4,122
 Total assets..................   453  161   139   185   3,374  10,796   14,694
 Long-term debt, net of current
  portion......................     5    9     5   --      --      228      202
 Total shareholders' equity....   265   35    16     3   2,162   4,104    5,561

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

  The following discussion and analysis should be read in conjunction with "Selected Financial Data" and the Company's Financial Statements and Notes thereto included elsewhere in this Prospectus. Except for the historical information contained herein, the discussion in this Prospectus contains certain forward-looking statements that involve risks and uncertainties, such as statements of the Company's plans, objectives, expectations and intentions. These statements can be identified by the use of forward-looking terminology such as "believes," "expects," "intends," "plans," "may," "will," "should," or "anticipation" or the negative thereof or other variations thereon or comparable terminology. The cautionary statements made in this Prospectus should be read as being applicable to all related forward-looking statements wherever they appear in this Prospectus. The Company's actual results could differ materially from those discussed here. Factors that could cause or contribute to such differences include those discussed in "Risk Factors," as well as those discussed elsewhere herein.

OVERVIEW

  Balance Bar Company develops and markets branded food and beverage products in convenient, good-tasting, balanced nutritional formulations. The Company's current and planned product lines are targeted to a broad consumer base in the healthy food and beverage market. The Company markets its products to consumers for a wide variety of uses, including snacking, meal replacement, fitness, weight management and diabetic nutrition. The Company sells its products in natural foods, mass merchandise, club, grocery, convenience, health and fitness, and drug stores. The Company's existing product lines, the Balance bar and the 40-30-30 Balance powdered drink mix, accounted for approximately 92% and 8%, respectively, of the Company's 1997 sales and approximately 90% and 10%, respectively, of sales in the three months ended March 31, 1998. The United States accounted for approximately 97% of 1997 sales and approximately 99% of sales in the three months ended March 31, 1998. The Company currently sells ten flavors of Balance bars (in two sizes) and five flavors of powdered drinks (in canisters and single serving envelopes).

  The Company was founded in 1992 to market a 40-30-30 nutrition bar to the weight loss and sports performance market. From 1992 to 1995, the Company relied heavily on direct sales to consumers through network marketing and direct response advertising. In 1995, the Company obtained its first major wholesale customer, Tree of Life, a national natural foods distributor. By the end of 1996, the Company had developed a nationwide network of natural foods brokers and distributors and was selling its products, through distributors and direct to retailers, to a broad consumer base. In 1997 and 1998, as a result of a strategic decision to broaden distribution, the Company expanded its broker network and distribution into mass merchandise, club, grocery, convenience, health and fitness, and drug stores.

  According to SPINS(/1/) data from Spence Information Services, the Balance bar was the number one selling nutrition bar in the natural foods channel achieving a 31.0% market share in 1997 and a 34.6% market share in the January/February 1998 reporting period. In addition, the Balance Bar accounted for five of the top ten selling nutrition bar flavors in the natural foods channel in the November/December 1997 reporting period and six of the top ten flavors in the same channel during the January/February 1998 reporting period.

  According to ACNielsen ScanTrack: SPINS Natural Track(/2/), the Balance bar market share in the energy bars category of grocery store natural products increased from 2% in the November/December 1996
--------
(1) SPINS data is based on actual sales from seven significant natural foods distributor warehouses (primarily United Natural Foods warehouses), but does not include sales from one of the Company's significant natural foods distributors, Tree of Life.

(2) ACNielsen Scan Track: SPINS Natural Track data is based on actual sales in two-month reporting periods from a sample of grocery stores across the United States.

reporting period to 16% in the November/December 1997 reporting period and to 17% in the January/February 1998 reporting period. In addition, the Company had the top two selling nutrition bar flavors per point of distribution(/1/) in grocery stores for the November/December 1997 reporting period and the top selling nutrition bar flavor per point of distribution in grocery stores for the January/February 1998 reporting period. The leading Balance bar flavor outsold the nearest competitor flavor per point of distribution in grocery stores by 56.6% in December 1997 and 40.0% in February 1998.

  In 1997, the natural foods channel accounted for approximately 69% of the Company's sales. For the three months ended March 31, 1998, the natural foods channel accounted for approximately 59% of the Company's sales. The Company expects this percentage to continue to decline in 1998 as the Company expands sales at mass merchandise, club, grocery, convenience, and drug stores. By December 31, 1997, the Company had up to four of its ten Balance bar flavors in approximately 40% of mass merchandise stores, 25% of club stores, 13% of grocery stores, 10% of convenience stores (represents penetration of honey peanut flavor only), and 9% of drug stores in the United States.(/2/) The Company's goal is to continue to expand its nationwide distribution by increasing the number of Balance bar flavors in each store and further penetrating each distribution channel.

  Sales increased 736% in 1996 and 276% in 1997. The Company believes that its rapid sales growth is the result of a number of factors, including increased consumer awareness and trial of Balance products and increased consumer awareness of the role a healthy diet plays in their lives, expanded distribution channels, increased advertising, marketing and promotional efforts, improved packaging graphics, the products' good taste and broad consumer appeal, introduction of new products and product line extensions, and the rapid growth of the nutrition bar category. As awareness of the Company's brand has increased, the Company has continued to add major customers across a number of distribution channels including Tree of Life, GNC, Trader Joe's, United National Foods, and Costco.

  The Company believes that increasing consumer awareness and trial of Balance products will continue to be a major factor in its ability to grow. Accordingly, the Company has increased selling, marketing, and advertising expenditures significantly in each year since 1995. The Company anticipates that its 1998 advertising and marketing expenditures will increase significantly over 1997 advertising and marketing expenditures.

COMPONENTS OF SALES AND EXPENSES

  Sales consists of invoiced sales less promotional discounts and estimated returns and allowances. The Company sells its products both directly to retail customers and to distributors who then resell the products to retailers. The Company uses commissioned brokers to provide sales support at customer headquarters and at retail locations. Backlog is not significant as the Company ships its products against binding purchase orders that are filled within a short period after the order.
--------
(1) Sales per point of distribution is defined as dollar sales per flavor per grocery store selling that flavor.

(2) The mass merchandise, grocery, convenience, and drug store data was provided by Information Resources, Inc., and is based on actual sales from a sample of mass merchandise, grocery, convenience, and drug stores. The club store data is estimated by the Company.

  Cost of sales consists of product costs and freight and are recognized as the related revenues are recorded. The Company does not own or operate any manufacturing facilities, and sources its products through third-party contract manufacturers. The Company believes that outsourcing allows the Company to enhance production flexibility and capacity, while substantially reducing capital expenditures and avoiding the costs of managing a production work force. Outsourcing also enables the Company to leverage working capital, transfer risk and focus resources on advertising, marketing, and sales. However, because the Company uses third party contract manufacturers, the Company does not expect to benefit from the economies of scale typically experienced by manufacturers.

  Expenses consist of advertising costs, selling and marketing costs, general and administrative costs, and interest income and expense. Advertising costs consist of television, radio and print expenses and are recognized when the advertising takes place. Selling and marketing costs consist of payroll expenses, brokers' commissions, slotting allowances, public relations costs, special events, product sampling costs and other promotional items. Special events and product sampling costs are recognized when promotional events are held and promotional materials are distributed. General and administrative costs consist of payroll expenses, facility rentals, stock option and common stock expense and other overhead costs. Stock option and common stock expense consists of the excess of the fair market value over the exercise price of stock options and the issue price of common stock. This expense is recognized over the period stock options vest or in the period the common stock was issued.

  The Company has experienced, and will continue to experience, period-to-period fluctuations in its operating results as a result of a variety of factors, including: (i) fluctuations in promotional, advertising, and marketing expenditures; (ii) the introduction of new products or delays in such introductions; (iii) the introduction or announcement of new products by the Company's competitors; (iv) customer acceptance of new products; (v) shipment delays; (vi) consumer perceptions of the Company's products and operations, including the 40-30-30 nutritional concept; (vii) competitive pricing pressures; (viii) the adverse effect of distributors', suppliers', or the Company's failure, and allegations of their failure, to comply with applicable regulations; (ix) the availability and cost of raw materials; (x) economic conditions in general and in the food industry in particular; (xi) the negative effect of changes in or interpretations of regulations that may limit or restrict the sale of certain of the Company's products; (xii) the expansion of its operations into new markets, (xiii) the introduction of its products into each such market; (xiv) mix of products sold; and (xv) unanticipated changes in the timing of customer promotions, any of which could have a material adverse effect on the Company's business, results of operations, and financial condition.

RESULTS OF OPERATIONS

  The following table sets forth, for the periods indicated, the percentage relationship of certain items from the Company's statement of operations to sales:

                                                  PERCENTAGE OF SALES
                                             ----------------------------------
                                                                      THREE
                                                                     MONTHS
                                                YEAR ENDED            ENDED
                                               DECEMBER 31,         MARCH 31,
                                             --------------------  ------------
                                             1995    1996   1997   1997   1998
                                             -----   -----  -----  -----  -----
   Sales.................................... 100.0%  100.0% 100.0% 100.0% 100.0%
   Cost of Sales............................  47.0    50.0   50.0   48.4   51.6
                                             -----   -----  -----  -----  -----
       Gross profit.........................  53.0    50.0   50.0   51.6   48.4
   Expenses:
     Advertising............................  12.5    10.3   18.9   13.9    9.3
     Selling and marketing..................  28.1    14.6   18.1   18.4   20.2
     General and administrative.............  18.8     7.5    5.8    6.8    6.1
     Interest (income) expense..............   0.3     0.1   (0.1)  (0.1)   0.3
                                             -----   -----  -----  -----  -----
       Total expenses.......................  59.7    32.5   42.7   39.0   35.9
                                             -----   -----  -----  -----  -----
       Income (loss) before income taxes....  (6.7)   17.5    7.3   12.6   12.5
   Income Taxes.............................   --      2.2    3.1    5.3    5.1
                                             -----   -----  -----  -----  -----
       Net income (loss)....................  (6.7)%  15.3%   4.2%   7.3%   7.4%
                                             =====   =====  =====  =====  =====

COMPARISON OF THREE MONTHS ENDED MARCH 31, 1997 AND 1998

  Sales. Sales increased 185% from $6.1 million in the first quarter of 1997 to $17.5 million in the first quarter of 1998. The increase was primarily attributable to increased sales at mass merchandise, club and grocery stores. Sales also increased in 1998 at natural foods stores. Four significant customers ran special sales promotions in the first quarter of 1998 and approximately $2.8 million of the increase was due to increased sales to those customers. The introduction of a powdered drink mix during the 1997 quarter and the addition of three new Balance bar flavors in December 1997 also favorably impacted sales in the first quarter of 1998.

  Gross Profit. Gross profit dollars increased from $3.2 million in the first quarter of 1997 to $8.4 million in the first quarter of 1998. Gross profit margin declined from 51.6% in the first quarter of 1997 to 48.4% in the first quarter of 1998 due primarily to a change in product and channel mix. The Company's gross profit margin has fluctuated between approximately 48% and 52% over the last eight quarters due to changes in product and channel mix.

  Advertising. Advertising expenses increased from $849,000 in the first quarter of 1997 to $1.6 million in the first quarter of 1998. This increase was due to the Company's strategic decision to build brand awareness and increase sales through substantial increases in radio and print advertising and the addition of television advertising.

  Selling and Marketing. Selling and marketing expenses increased from $1.1 million in the first quarter of 1997 to $3.5 million in the first quarter of 1998. The increase was due to higher personnel-related costs as the Company built its sales organization and higher broker commissions related to the increase in sales. The increase was also due to increases in special events and product sampling to build customer awareness of the Company's products. Selling and marketing expenses as a percentage of sales increased from 18.4% of sales in the first quarter of 1997 to 20.2% in the first quarter of 1998.

  General and Administrative. General and administrative expenses increased from $417,000 in the first quarter of 1997 to $1.1 million in the first quarter of 1998. As a percentage of sales, general and administrative expenses decreased to 6.1% in the first quarter of 1998 from 6.8% in the first quarter of 1997. The dollar increase in 1998 was due to increased payroll and facility rentals to support the Company's increased sales.

  Interest (income) expense. Interest (income) expense increased from $5,000 of interest income in the first quarter of 1997 to $58,000 of interest expense in the first quarter of 1998. The interest expense in the first quarter of 1998 was due to borrowings under the Company's line of credit and term loan agreements.

  Provision for Income Taxes. The effective tax rate in the first quarter of 1997 was 42.3% and the effective tax rate in the first quarter of 1998 was 41.0%. The decline in the effective tax rate was due to lower non-deductible expenses projected for 1998.

COMPARISON OF YEARS ENDED DECEMBER 31, 1996 AND 1997

  Sales. Sales increased 276% from $10.5 million in 1996 to $39.6 million in 1997. The increase was primarily attributable to increased sales at natural foods and mass merchandise stores and to a lesser extent at club and grocery stores. Sales also increased in 1997 as the Company gained more retail shelf space and increased the number of flavors sold to existing customers. In addition, the introduction of a powdered nutritional drink in 1997 accounted for approximately $2.6 million of the increase. The addition of three new Balance bar flavors in December 1997 did not have a significant effect on sales in 1997.

  Gross Profit. Gross profit dollars increased from $5.3 million in 1996 to $19.8 million in 1997. Gross profit margin was 50.0% in both 1996 and 1997, and, therefore, gross profit dollars increased as sales increased.

  Advertising. Advertising expenses increased from $1.1 million in 1996 to $7.5 million in 1997. This increase was due to the Company's strategic decision to build brand awareness and increase sales through substantial increases in radio and print advertising and the introduction of television advertising.

  Selling and Marketing. Selling and marketing expenses increased from $1.5 million in 1996 to $7.2 million in 1997. The increase was due to higher personnel-related costs as the Company built its sales organization, higher broker commissions related to increased sales and additional expenditures for slotting allowances as products were introduced to grocery stores. The increase was also due to increases in special events and product sampling to build customer awareness of the Company's products. Selling and marketing expenses as a percentage of sales increased from 14.6% of sales in 1996 to 18.1% in 1997.

  General and Administrative. General and administrative expenses increased from $797,000 in 1996 to $2.3 million in 1997. As a percentage of sales, general and administrative expenses decreased to 5.8% in 1997 from 7.5% in 1996. The dollar increase in 1997 was due to higher personnel-related costs and facility rentals to support the increased sales.

  Provision for Income Taxes. The Company's effective tax rate in 1996 was 12.2% due to the utilization of net operating loss carryforwards incurred from 1992 to 1995. As of December 31, 1996 the Company had fully utilized its net operating loss carryforwards. In 1997, the Company's effective tax rate was 42.3%.

COMPARISON OF YEARS ENDED DECEMBER 31, 1995 AND 1996

  Sales. Sales increased 736% from $1.3 million in 1995 to $10.5 million in 1996, due primarily to a change in marketing strategy to nationwide retail distribution from that of network marketing and direct response marketing. The addition of several major natural foods customers including Trader Joe's in late 1996 and Tree of Life beginning in late 1995 accounted for most of the increase.

  Gross Profit. Gross profit dollars increased from $669,000 in 1995 to $5.3 million in 1996. Gross profit margin decreased from 53.0% in 1995 to 50.0% in 1996. This decrease in gross profit margin was primarily attributable to the change in marketing strategy to that of retail distribution through distributors and direct to retail customers requiring wholesale pricing and promotional discounts.

  Advertising. Advertising expenses increased from $157,000 in 1995 to $1.1 million in 1996. This increase was due to efforts to build brand awareness and increase sales through substantially higher levels of radio and print advertising.

  Selling and Marketing. Selling and marketing expenses increased from $355,000 in 1995 to $1.5 million in 1996. The increase was due to higher personnel-related costs as the Company built its sales organization and higher broker commissions related to increased sales. The increase was also due to increases in special events and product sampling to build customer awareness of the Company's products. As a percentage of sales, selling and marketing expenses decreased from 28.1% in 1995 to 14.6% in 1996.

  General and Administrative. General and administrative expenses increased from $237,000 in 1995 to $797,000 in 1996. As a percentage of sales, general and administrative expenses decreased to 7.5% in 1996 from 18.8% in 1995. The dollar increase in 1996 was due primarily to $342,000 of additional stock option and common stock expense and increased payroll costs as additional personnel were hired to support expanded operations.

  Provision for Income Taxes. Because of the Company's loss in 1995, the provision for income taxes consisted solely of the California minimum tax. The effective tax rate in 1996 was 12.2% due to the utilization of net operating loss carryforwards created from 1992 to 1995.

  The Company believes that inflation has not had a significant effect on the Company's results of operations in 1995, 1996, 1997 or the first quarter of 1998.

SELECTED QUARTERLY OPERATING RESULTS

  The following table presents selected financial information for the last eight quarters. This information has been derived from unaudited quarterly financial statements that, in the opinion of management, reflect all adjustments (consisting only of normal recurring adjustments) necessary to fairly present this information and is presented on the same basis as the audited financial statements appearing elsewhere herein. This information should be read in conjunction with the financial statements and notes thereto appearing elsewhere in this Prospectus. The results of operations in any quarter are not necessarily indicative of results to be expected in any future period.

                                                       QUARTER ENDED
                         ----------------------------------------------------------------------------------
                         JUNE 30,  SEPT. 30,  DEC. 31,  MAR. 31,  JUNE 30,   SEPT. 30,  DEC. 31,   MAR. 31,
                           1996      1996       1996      1997      1997       1997       1997       1998
                         --------  ---------  --------  --------  --------   ---------  --------   --------
                                           (IN THOUSANDS, EXCEPT PER SHARE DATA)
Sales...................  $1,813    $2,346     $5,693    $6,136   $11,095     $10,134   $12,269    $17,457
Cost of Sales...........     901     1,126      2,928     2,970     5,499       5,180     6,152      9,014
                          ------    ------     ------    ------   -------     -------   -------    -------
   Gross profit.........     912     1,220      2,765     3,166     5,596       4,954     6,117      8,443
                          ------    ------     ------    ------   -------     -------   -------    -------
Expenses:
 Advertising............     158       273        555       849     1,627       2,650     2,355      1,630
 Selling and
  marketing.............     342       423        594     1,130     1,906       2,052     2,116      3,522
 General and
  administrative........     109       270        310       417       554         596       732      1,057
 Interest (income)
  expense...............       4         5          3        (5)       (9)        (17)        4         58
                          ------    ------     ------    ------   -------     -------   -------    -------
   Total expenses.......     613       971      1,462     2,391     4,078       5,281     5,207      6,267
                          ------    ------     ------    ------   -------     -------   -------    -------
   Income (loss) before
    income taxes........     299       249      1,303       775     1,518        (327)      910      2,176
Income Taxes............      37        30        157       328       641        (138)      385        892
                          ------    ------     ------    ------   -------     -------   -------    -------
   Net income (loss)....  $  262    $  219     $1,146    $  447   $   877     $  (189)  $   525    $ 1,284
                          ======    ======     ======    ======   =======     =======   =======    =======
Earnings (Loss) Per
 Share:
   Basic................  $ 0.03    $ 0.03     $ 0.14    $ 0.05   $  0.09     $ (0.02)  $  0.06    $  0.13
                          ======    ======     ======    ======   =======     =======   =======    =======
   Diluted..............  $ 0.03    $ 0.02     $ 0.11    $ 0.04   $  0.08     $ (0.02)  $  0.05    $  0.11
                          ======    ======     ======    ======   =======     =======   =======    =======
Weighted average number
 of shares outstanding:
   Basic................   8,414     8,418      8,434     9,268     9,294       9,306     9,340      9,599
                          ======    ======     ======    ======   =======     =======   =======    =======
   Diluted..............   8,575     9,809     10,580    11,434    11,660       9,306    11,774     11,683
                          ======    ======     ======    ======   =======     =======   =======    =======
                                                    PERCENTAGE OF SALES
                         ----------------------------------------------------------------------------------
Sales...................   100.0 %   100.0 %    100.0 %   100.0 %   100.0 %     100.0 %  100.0%      100.0 %
Cost of Sales...........    49.7      48.0       51.4      48.4      49.6        51.1      50.1       51.6
                          ------    ------     ------    ------   -------     -------   -------    -------
   Gross profit.........    50.3      52.0       48.6      51.6      50.4        48.9      49.9       48.4
                          ------    ------     ------    ------   -------     -------   -------    -------
Expenses:
 Advertising............     8.7      11.7        9.8      13.9      14.6        26.2      19.2        9.3
 Selling and
  marketing.............    18.9      18.0       10.4      18.4      17.2        20.2      17.3       20.2
 General and
  administrative........     6.0      11.5        5.4       6.8       5.0         5.9       6.0        6.1
 Interest (income)
  expense...............     0.2       0.2        0.1      (0.1)     (0.1)       (0.2)      --         0.3
                          ------    ------     ------    ------   -------     -------   -------    -------
   Total expenses.......    33.8      41.4       25.7      39.0      36.7        52.1      42.5       35.9
                          ------    ------     ------    ------   -------     -------   -------    -------
   Income (loss) before
    income taxes........    16.5      10.6       22.9      12.6      13.7        (3.2)      7.4       12.5
Income Taxes............     2.0       1.3        2.8       5.3       5.8        (1.3)      3.1        5.1
                          ------    ------     ------    ------   -------     -------   -------    -------
   Net income (loss)....    14.5 %     9.3 %     20.1 %     7.3 %     7.9 %      (1.9)%     4.3 %      7.4%
                          ======    ======     ======    ======   =======     =======   =======    =======

  Sales. Sales increased sequentially each quarter of 1996 and 1997, except for the third quarter of 1997. The decline in the third quarter of 1997 was caused by unusually high sales to two significant natural foods customers near the end of the second quarter of 1997. Reduced sales to these two customers in the third quarter of 1997 were partially offset by a significant increase in sales to one mass merchandise customer. In addition, sales increased in the fourth quarter due to a significant increase in sales to another mass merchandise customer.

  The Company has not observed seasonality in sales in 1995, 1996 or 1997 due to the significant expansion of distribution and resulting sales increases during this period. The Company believes that there may be some seasonally reduced sales in the fourth quarter due to retailers' emphasis on holiday merchandise in that quarter.

  Gross Profit. The Company's gross profit margin has fluctuated between approximately 48% and 52% over the last eight quarters due to changes in product and channel mix and was 50% in years 1996 and 1997. The Company expects that gross profit will continue to fluctuate in future periods.

  Expenses. Expenses increased as sales increased in each quarter of 1996 and 1997, except for the fourth quarter of 1997. Advertising expenses were reduced in the fourth quarter of 1997 to bring them in line with annual objectives. Advertising and selling and marketing expenses as a percentage of sales were higher in the third quarter of 1997 than other quarters due to the unanticipated decline in sales from the second to the third quarter of 1997. Advertising and selling and marketing expenses as a percentage of sales fluctuate from quarter to quarter because substantially all advertising expenses and a significant part of marketing expenses are not directly related to the level of sales in the current quarter. These expenses have fluctuated and are expected to continue to fluctuate depending on the level of investments that are made each quarter to build customer awareness of the Company's products and increase future sales.

  Future purchase commitments of certain advertising and marketing expenses are made based on expectations about future sales levels. If actual sales vary from expectations then the percentage relationship of these expenses to sales will vary and the period to period variances could be material. See "Risk Factors--Potential Sales and Earnings Volatility."

LIQUIDITY AND CAPITAL RESOURCES

  Prior to this offering, the Company's operations and capital requirements were financed through private sales of common and preferred stock and convertible bonds, internally generated funds, and borrowings under various credit agreements.

  Since late 1995, the Company has experienced substantial growth. Prior to 1995, the Company had insignificant amounts of working capital and cash. Since 1995, the Company's operations have improved significantly and the Company has achieved increases in annual net income. In 1996, cash generated from operations was largely used to fund increases in accounts receivable, inventory and prepaid advertising expenses. In 1997 and the first quarter of 1998, cash generated from operations was not sufficient to fund increases in accounts receivable and inventory, prepaid advertising expenses and the purchase of property and equipment. The Company entered into two credit agreements in 1997 that were used to finance working capital and capital investment needs in 1997 and the first quarter of 1998.

  The increase in inventory and receivables in 1996 of $1.9 million was offset by an increase in accounts payable of $505,000. The increase in accounts receivable, inventory and prepaid advertising expenses of $6.2 million in 1997 was offset by increased accounts payable of $3.6 million. The increase in accounts receivable, inventory and prepaid advertising expenses of $1.3 million and $4.2 million in the three months ended March 31, 1997 and 1998, respectively, was offset in 1997 by an increase in accounts payable of $679,000 and was increased in 1998 by a decrease in accounts payable of $377,000. Cash flow from (used in) operating activities was $(41,000) in 1995, $935,000 in 1996 and $(1.2) million in 1997 and $104,000 and $(1.8) million in the three months ended March 31, 1997 and 1998, respectively.

  Cash used in investing activities was for the purchase of property and equipment. Purchases of property and equipment in 1995, 1996 and 1997 were, $3,000, $51,000 and $1.1 million, respectively and $78,000 and $310,000 in the three months ended March 31, 1997 and 1998, respectively. The higher level of expenditures in 1997 reflects the Company's 1997 facility and personnel expansion to support higher sales volume. The 1997 capital investments were for computer hardware and software, office furniture and equipment, warehouse leasehold improvements and packaging design plates and drums. The capital investments in the first quarter of 1998 were for leasehold improvements to complete its Santa Barbara County warehouse and office facilities, and for additional furniture and fixtures and computer hardware and software as new personnel were hired.

  Cash provided by financing activities was $66,000, $201,000 and $1.3 million for 1995, 1996 and 1997, respectively, and $0 and $2.2 million in the three months ended March 31, 1997 and 1998, respectively. The primary source of funds in all periods was borrowings by the Company. The 1995 and 1996 financing sources were from the issuance of convertible bonds. These bonds were converted to common stock in the year they were sold. The 1997 sources were from a line of credit and term loan (each described below) under which a total of $1.4 million was borrowed, net of $159,000 of costs related to the Company's initial public offering. The 1998 sources were from a line of credit under which $2.3 million was borrowed, net of $174,000 of costs related to the Company's initial public offering. In April and May 1998, 365,232 shares of Common Stock were issued in connection with the exercise of stock options. The aggregate proceeds to the Company from such exercises were not material. The Company expects to need to continue borrowing through the closing of this offering to fund increases in accounts receivable, inventory, prepaid advertising expenses and to purchase property and equipment.

  As of March 31, 1998, the Company had a $9.0 million revolving line of credit, of which $4.4 million was available (based upon 75 percent of the Company's eligible accounts receivable), and $3.4 million of which was outstanding. The line of credit is secured by all of the Company's assets. At March 31, 1998, the line of credit, which expires in April 2000, bore interest at the bank's prime rate (8.5% at March 31, 1998) plus 3/4%. The Company also has a $300,000 three year term loan of which $278,000 was outstanding at March 31, 1998. The term loan is secured by all of the Company's assets and bears interest at the bank's prime rate plus 1.0%. The term loan is due in the following installments: $82,000 in 1998, $99,000 in 1999, $109,000 in 2000 and
$10,000 in 2001.

  To date, the Company has not had significant discussions about or evaluated the potential acquisition of companies due largely to inadequate financial resources. In the future, the Company may consider making an investment in or acquiring companies or product lines that complement the Company's existing product lines. The Company is not able to predict when a prospective acquisition candidate might become available, the terms of the financing, or when any transaction might be closed or the effect of any acquisition on the Company's business, results of operation or financial condition. See "Risk Factors--Possible Acquisitions."

  The Company believes that following the consummation of the offering, the Company will have adequate capital resources and liquidity to meet anticipated cash needs for working capital and capital expenditures for at least the next 12 months.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

  In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 130, "Reporting Comprehensive Income" (SFAS 130) and SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information" (SFAS 131). SFAS 130 and SFAS 131 are effective in 1998. The Company does not have any items of other comprehensive income and, accordingly, SFAS 130 does not have any effect on the Company's financial reporting. The adoption of SFAS 131 in the first quarter of 1998 did not have a material effect on the Company's financial reporting.

EXPENSES ASSOCIATED WITH YEAR 2000 COMPLIANCE

  The Company is currently implementing a new sales, inventory and accounting system that the software vendor has represented to be Year 2000 compliant. The Company does not anticipate any significant expenses associated with Year 2000 compliance problems. See "Risk Factors--Year 2000 Compliance."

                                    BUSINESS

COMPANY OVERVIEW

  Balance Bar Company develops and markets branded food and beverage products in convenient, good-tasting, balanced nutritional formulations. The Company's current and planned product lines are targeted to a broad consumer base in the healthy food and beverage market. The Company markets its products to consumers for a wide variety of uses, including snacking, meal replacement, fitness, weight management and diabetic nutrition. The Company sells its products in natural foods, mass merchandise, club, grocery, convenience, health and fitness, and drug stores. The Company's existing product lines, the Balance bar and the 40-30-30 Balance powdered drink mix, are based on balanced proportions of 40% carbohydrates, 30% protein and 30% dietary fat, a formulation designed to sustain energy and satisfy hunger. The Company currently sells ten flavors of Balance bars (in two sizes) and five flavors of powdered drinks (in canisters and single serving envelopes).

  The Balance bar has significantly penetrated the natural foods channel, and approximately 69% of the Company's 1997 total sales were to this channel. According to SPINS data from Spence Information Services, the Balance bar was the number one selling brand of nutrition bar in the natural foods channel, achieving a 31.0% share in 1997 and a 34.6% share in the January/February 1998 reporting period. In 1997 and the first quarter of 1998, the Company expanded its strategic focus to the mass market and expanded its broker network and distribution into mass merchandise, club, grocery, convenience, health and fitness, and drug stores. The Company had the top two selling nutrition bar flavors per point of distribution in grocery stores for the November/December 1997 reporting period and the top selling nutrition bar flavor per point of distribution in grocery stores for the January/February 1998 reporting period. In addition, the leading Balance bar flavor outsold the nearest competitor flavor per point of distribution in grocery stores by 56.6% in December 1997 and by 40.0% in February 1998. According to ACNielsen Scan Track: SPINS Natural Track, the Balance bar market share in the energy bars category of grocery store natural products increased from 2% in the November/December 1996 reporting period to 16% in the November/December 1997 reporting period and to 17% in the January/February 1998 reporting period.

  The Company's sales have grown from $1.3 million in 1995 to $10.5 million in 1996 and $39.6 million in 1997. Sales of the Company's Balance bar and 40-30-30 powdered drink mix represented approximately 92% and 8%, respectively, of 1997 sales, and approximately 90% and 10%, respectively, of sales in the three months ended March 31, 1998.

CONSUMER TRENDS

  Consumers have become increasingly health conscious over the last decade, as reflected in the surge of activities aimed at maintaining and improving health, including exercising, dieting, and quitting smoking. Consumers have also become more aware of the nutritional content of the foods they eat. Company estimates indicated that 54% of grocery shoppers "almost always read the nutrition label before buying a product for the first time." Next to taste, nutrition is the second most important reason a shopper selects food products, according to Company estimates. In addition, Company estimates indicate that 79% of Americans believe nutrition affects their health. The Company believes that this consumer interest has resulted in significant changes in the food industry and is the cause of the substantial growth of the healthy food and beverage market. The Company also believes that as members of the Baby Boom generation age, their increased interest in prolonging life and improving their quality of life is resulting in growth in consumer knowledge of nutrition and interest in healthy foods and beverages.

  Despite this concern for health and nutrition, today's consumers find themselves with less time for three nutritious meals a day. Company estimates indicate that the number of people who skip a meal "very often" or "quite a bit" increased from 21% in 1995 to 28% in 1997, and that 21% of Americans view time as a major barrier to achieving a healthful eating style. The Company believes that today's lifestyle demands have led to an increasing need for convenient, nutritious snacks and meal replacements that can be consumed by consumers at any time or place.

INDUSTRY OVERVIEW

  Because of their many uses, Balance products compete with a diverse group of food products across a number of sizable markets, some of which overlap, including natural foods, healthy foods, nutraceuticals and snacks in general. According to Nutrition Business Journal, consumer sales of natural foods through natural food stores, health chains and mass merchandise stores reached $6.9 billion in 1996 and were projected to grow annually at a rate of 8% to 12% from 1997 to 2000. A recent market report by Packaged Facts, published by Find/SVP, Inc. (New York, NY), projects retail sales of certain processed healthy foods, defined to include granola and grain based snacks, fruit snacks, and nutrition bars, to reach approximately $3.8 billion in 1998. The snack and meal replacement segment of the nutraceutical market, which includes products that contain health promoting ingredients or omit unhealthy ingredients, totaled $49 billion in 1997. The Company believes that these markets for natural and healthy foods will continue to grow as more health conscious consumers seek nutritious snacks and meal replacements. In addition, the Company believes that the traditional snack market represents a substantial opportunity for penetration by healthy snacks. In 1996, consumers spent approximately $60 billion on salted snacks, baked snacks, candy and other specialty snacks, and approximately 5% of total dollars spent by consumers in U.S. grocery stores was spent on snacks.

  As consumers have become increasingly health conscious, new food and beverage products have been introduced to satisfy the demand for nutritious snacks and meal replacements. For example, reduced fat and salt versions of existing products have been introduced, including low- or no-fat, lower sodium and lower cholesterol cookies and crackers, potato chips and candy bars. New types of granola and grain-based snacks, rice cakes, and nutrition bars have also been introduced, as have new powdered drinks and ready-to-drink beverages. These beverage products are typically formulated based on consumer dietary or nutritional requirements such as weight management. The Company believes that demand for healthy snack and meal replacement products will continue to increase, and the Company and other companies will continue to introduce new products to satisfy growing consumer demand.

  Initially, healthy foods and beverages were sold primarily in natural food stores and certain specialty retailers such as GNC. The Company believes that the continued growth in consumer demand for convenient, healthy foods has resulted in the introduction of these products, which include energy bars, into mass merchandise, club, grocery, convenience and drug stores. Info Scan(R) data indicates that dollar sales of nutrition bars by mass merchandise, grocery and drug stores at the total U.S. level increased approximately 252%, 47% and 50%, respectively, from 1996 to 1997. The Company believes that consumer trends towards health and nutrition will continue to drive the broad distribution of convenient, healthy snacks and meal replacements.

BALANCE BAR ADVANTAGE

  Balance Bar Company develops and markets branded food and beverage products in convenient, good-tasting, balanced nutritional formulations that appeal to a broad consumer base. The Company has targeted its products at the healthy snack and meal replacement market and believes that by marketing its products as "nutritious snacks that taste great," it is highlighting their benefits over typical snacks and meal replacements. In addition, the Company has targeted other markets consisting of consumers with specific dietary or nutritional requirements, including the fitness, weight management and diabetic markets. In order to make its products available wherever people shop, the Company sells its products through multiple distribution channels, including natural foods, mass merchandise, club, grocery, convenience, health and fitness, and drug stores.

  The Company has differentiated its brand from other meal replacement and snack products by offering products based on balanced proportions of 40% carbohydrates, 30% protein, and 30% dietary fat. This concept, which has been promoted by recent articles and books, such as the best selling book The Zone, is based on the theory that the rise in blood sugar after a 40-30-30 snack or meal can be moderated by the presence of balanced proportions of dietary fat and protein, resulting in sustained energy and hunger satisfaction. A 1997 Company consumer survey shows that, although consumers that are familiar with the 40-30-30 concept are an important component of the Company's current consumer base, the popularity of its products extends to a much broader market.

  The Balance bar has significantly penetrated the natural foods channel and approximately 69% of the Company's 1997 sales were to that channel. According to SPINS data from Spence Information Services, the Balance bar was the number one selling brand of nutrition bar in the natural foods channel, achieving a 31.0% share in 1997 and a 34.6% share in the January/February 1998 reporting period. In addition, the Balance bar accounted for five of the ten top selling nutrition bar flavors in the natural foods channel in the November/December 1997 reporting period and six of the top ten flavors in the same channel during the January/February 1998 reporting period.

  The Company expects sales in 1998 outside of the natural foods channel to increase as a percentage of the Company's total sales. Higher sales to mass merchandise, club, grocery, convenience and drug stores are expected to account for the increase. By December 31, 1997, the Company had one to four of its ten Balance bar flavors in approximately 40% of mass merchandise stores, 25% of club stores (based on Company estimates), 13% of grocery stores, 10% of convenience stores (represents penetration of honey peanut flavor only), and 9% of drug stores in the United States. The Company's goal is to continue to expand nationwide distribution by increasing the number of Balance bar flavors in each store and further penetrating each distribution channel. According to ACNielsen Scan Track: SPINS Natural Track, the Balance bar market share in the energy bars category of grocery store natural products increased from 2% in November/December 1996 reporting period to 16% in the November/December 1997 reporting period and to 17% in the January/February 1998 reporting period.

GROWTH STRATEGY

  The Company's goal is to become a recognized leader in providing nutritious, good tasting and convenient snack and meal replacement products for a wide variety of consumer needs. Its growth strategy is to:

  Position Balance Products as Good Tasting, Nutritious Snacks and Meal Replacements. The Company's products are already well known among natural foods consumers for balanced nutrition, convenience, and good taste. To further penetrate the much larger snack and meal replacement market, the Company is positioning its products as the "nutritious snack that tastes great," highlighting their differences from typical snacks and meal replacements. This message is being communicated to a broad audience of health conscious consumers of all ages through advertising, marketing and product sampling.

  Expand Consumer Base and Brand Awareness Through Increased Advertising and Promotional Activities. The Company intends to further increase consumer awareness of and demand for its products by increasing its advertising and promotional activities in conjunction with the Company's further penetration of new distribution channels. The Company anticipates that its 1998 advertising and marketing expenditures will significantly increase over 1997 expenditures, primarily due to the Company's increased emphasis on television advertising. In addition, the Company believes that one of its most effective marketing tools is product sampling combined with the dissemination of educational information explaining the nutritional qualities of its products. Accordingly, the Company intends to increase its sponsorship of sporting events and tours, and its participation in musical events, festivals, health fairs, and charitable events.

  Expand Distribution. The Company's goal is to increase the number of Balance bar flavors in each store and further penetrate each distribution channel. To make its products available wherever people shop, the Company expects to also expand into new channels of distribution, such as vending and food service. Although the Company intends to continue to focus primarily on the domestic market in the near term, it also intends to continue to test its products in foreign markets by establishing relationships with leading overseas distributors.

  Focus on In-store Promotion and Marketing. The Company, through its brokers and internal sales force, works with each distributor and retail customer to ensure that the Company's products are effectively promoted. The Company employs periodic in-store promotions that can include informational materials about its products, sale pricing, product sampling, store advertising and special product displays to generate consumer interest in its products. The Company also works to ensure that enough product is available on each retailer's shelf and that the presentation is attractive to customers.

  Continue to Promote the Nutritional Qualities of Balance Products. The nutritional qualities of Balance products are important to significant consumer segments including the fitness, weight management and diabetic markets. The Company intends to continue to advertise in health and fitness magazines, in American Diabetes Association publications and in various other magazines with wider circulation to promote consumer interest within these markets. The Company will continue to distribute educational materials that promote interest in the Company's brand, its products and the 40-30-30 nutritional concept.

  Introduce New Products and Product Line Extensions. The Company initially focused on nutrition bars, followed by its introduction of powdered drink mixes in 1997. The Company intends to introduce further extensions of its most popular bar and drink products, such as its recently introduced new Balance bar flavors Almond Butter Crunch, Chocolate Raspberry Fudge and Yogurt Honey Peanut and its new Balance mini-bars. The Company also intends to introduce related new products.

  Acquire Complimentary Companies or Product Lines. To grow sales outside of existing product lines and related products, the Company will consider strategic acquisitions. The Company intends to focus on acquisitions of product lines or companies with product lines that are marketed to the natural foods or broader healthy food and beverage markets. The Company may also consider possible acquisitions of or investments in manufacturers of healthy foods and beverages.

PRODUCTS

  The Company's current products, each based on the 40-30-30 balanced nutrition concept, are vitamin and mineral fortified and are made of high quality ingredients and contain no artificial colors, flavors or preservatives. The Company develops its nutritional bar and beverage flavors in conjunction with its contract manufacturers. The Company from time to time hires outside consultants and intends to hire in-house product development personnel to develop future products.

                     BALANCE BAR COMPANY BRANDED PRODUCTS


                                                                               ESTIMATED RETAIL
PRODUCT                  FLAVORS                      DESCRIPTION              PRICE RANGE (1)

-------------------------------------------------------------------------------
 BARS
  Balance Bar        Honey Peanut,           1.76 ounces; sold both
                     Chocolate, Yogurt                            $.99 to
                     Honey Peanut,           individually and in  $1.99 per
                                             15 bar packs         bar
                     Almond Brownie, Toasted
                     Crunch, Chocolate
                     Raspberry Fudge, Almond
                     Butter Crunch, Mocha,
                     Banana Coconut and Cranberry

  Balance Mini-Bar   Honey Peanut, Chocolate,Half the size of a   $.59 to
                     and Almond Brownie      Balance Bar; designed$1.19 per
                                             as a snack or child'sbar
                                             serving; sold both
                                             individually and in
                                             15 bar packs

  Club Store Display Honey Peanut and Chocolate
                                             15 bars in a shrink- $12.99 for
  Pack Balance Bars                          wrapped pack         15 bar
                                                                  pack

 DRINKS
  Canister of 40-30-30
                     Chocolate, Strawberry,  15 serving canisters of
                                                                  $10.95 to
  Balance Powdered   Vanilla, Banana Coconut powdered drink mix to$19.95
  Drink Mix          and Mocha                                    per canister
                                             be blended with milk or
                                             water

  Single Serving     Chocolate, Strawberry,  Single serving;      $1.29 to
  Envelope of 40-30-30                                            $1.69
                     Vanilla and Banana Coconut
                                             sold in individual envelopes and
                                             six pack box
  Balance Powdered                                                per
  Drink Mix                                                       envelope,
                                                                  $5.79 to
                                                                  $11.99 per
                                                                  box

(1) The retail price varies depending on the nature of the retail outlet selling the product.

  In addition to its branded products, the Company sells full size bars under a private label to one of its significant customers.

  The recommended maximum shelf life of Balance bars generally is nine months, although factors such as exposure to heat during transportation or storage can cause a deterioration in the taste or quality of the Balance bars. To date, the Company has not experienced any significant complaints with respect to product quality or shelf life.

SALES AND DISTRIBUTION

  The Company sells its products directly to certain large retail customers and to distributors who then resell the products to retailers. The Company uses commissioned brokers to provide sales support at customer headquarters and at retail locations. As of March 31, 1998, the Company had 11 brokers in the natural foods channel and 16 brokers to support its expansion into new distribution channels. These 27 brokers have approximately 45 offices across the United States.

  As of March 31, 1998, the Company's internal sales force and sales support staff consisted of 18 employees responsible for direct selling efforts to its retail customers and for supervising and assisting its commissioned brokers and distributors in sales activities. The Company plans to increase its sales force and sales support staff to continue to support its strategy of expanding distribution.

  Natural Foods Channel. In 1995, the Company obtained its first major customer, Tree of Life, a national natural foods distributor. According to SPINS data, in the natural foods channel, the Balance bar was the number one selling nutrition bar, achieving a 31.0% share in 1997 and a 34.6% market share in the January/February 1998 reporting period. In addition, the Balance bar accounted for five of the top ten selling nutrition bar flavors in the natural food channel in 1997 and six of the top ten flavors in the same channel in the January/February 1998 reporting period. In 1997, the Company increased its sales to this channel by increasing the number of natural food stores carrying its products, gaining more retail shelf space, and adding additional flavors of its products.

  The Company's primary direct natural foods customers are Trader Joe's, Tree of Life, GNC and United Natural Foods. Trader Joe's accounted for approximately 25% of the Company's sales in 1997 and was the only retail customer that accounted for more than 10% of sales in 1997 and the first three months of 1998. Sales to Trader Joe's in the first three months of 1998 accounted for approximately 21% of the Company's sales. In February 1998, the Company entered into a two-year exclusive supply agreement with Trader Joe's. The agreement guarantees product pricing and supply availability for the term of the agreement. Whole Foods and Wild Oats, important natural foods retailers of the Company's products, purchase the Company's products through distributors. The Company's two largest natural foods distributors in 1997 were United Natural Foods and Tree of Life, which accounted for approximately 14% and 9%, respectively, of the Company's 1997 sales and approximately 13% and 5%, respectively, of the Company's sales in the first quarter of 1998. See "Risk Factors--Dependence on Significant Retail Customers and Distributors."

  New Distribution Channels. In 1997 and 1998, as part of an aggressive strategy to broaden its markets, the Company began entering new distribution channels, including mass merchandise, club, grocery, convenience, health and fitness, and drug stores. The Company's principal customers within these new distribution channels include grocery stores (Fred Meyer, Albertson's, and Kroger), mass merchandisers and club stores (Costco, Sam's Club, and Wal-Mart) and convenience stores (Circle-K and 7-Eleven). Sales to Costco in the first three months of 1998 accounted for approximately 16% of the Company's sales in that period. See "Risk Factors--Trade and Consumer Acceptance in New Distribution Channels."

  According to ACNielsen ScanTrack: SPINS Natural Track, the Balance bar market share in the energy bars category of grocery store natural products increased from 2% in the November/December 1996 reporting period to 16% in the November/December 1997 reporting period and 17% in the January/February 1998 reporting period. In addition, the Company had the top two selling nutrition bar flavors per point of distribution in grocery stores for the November/December 1997 reporting period and the top selling nutrition bar flavor per point of distribution in grocery stores for the January/February 1998 reporting period. The leading Balance bar flavor outsold the nearest competitor flavor per point of distribution in grocery stores by 56.6% in December 1997 and by 40.0% in February 1998.

THE COMPANY'S TARGET CONSUMER

  The Company targets people of all ages who seek a meal replacement for breakfast, lunch, or dinner, a convenient, nutritious snack, an energy enhancement before or after exercise, or a convenient means of helping to manage their weight.

  The following tables, based on Company surveys, demonstrate the broad usage patterns for Balance bars.

                     Balance Bar Product Usage (/1/)(/2/)

                       (Percentage of Consumers Polled)
                                     LOGO
-----------------
(1) Based on responses to a 1997 Company survey of approximately 1,100 heads of household who either sent in wrappers for a rebate or requested a sample pack.

(2) Consumers could respond more than once to the survey question regarding the time they eat Balance bars.

MARKETING

  The Company markets its products as "nutritious snacks that taste great." Its marketing and advertising efforts are designed to increase consumer awareness of and demand for its products. The Company's marketing strategy has the following three main components.

  Advertising. The Company intends to increase significantly its 1998 advertising expenditures to create greater awareness of the convenience, taste, and nutritional attributes of its products. The Company plans to use a combination of television, print, and radio advertising, with primary emphasis on television to reach a larger number of target consumers. However, the Company will continue to spend a significant portion of its advertising budget on print advertising as print ads enable the Company to reach target audiences in a cost-effective manner. In addition to advertising in magazines with wide circulation, the Company also places advertisements in special interest publications targeted to groups such as health food consumers, athletes and diabetics. The Company intends to use radio advertising primarily to support its event marketing. The Company has advertised on television programs such as Baywatch, CNN Headline News, ESPN SportsCenter, and Entertainment Tonight, in magazines such as Prevention, Readers' Digest, People, Sports Illustrated, U.S. News & World Report and Glamour, and on radio shows such as The Howard Stern Show. See "Risk Factors--Risks Associated with Advertising."

  Promotions and Sponsorships. The Company believes that one of its most effective marketing tools is product sampling combined with the on-site dissemination of information explaining the nutritional attributes of its products. The Company participates in numerous trade shows targeted at buyers in the health and fitness, food, and sports markets, in addition to consumer health fairs. The Company also purchases sponsorships and samples its products at sporting events and tours, musical events, health conferences, festivals, and charitable events. The Company has been a sponsor of golf and tennis tournaments, including the Nuveen senior men's tennis tour, and will be the presenting sponsor for the 1998 Los Angeles Open Tennis Tournament. It also sponsors the Associated Volleyball Players tour. In addition, the Company utilizes endorsements of its products from highly visible sports and entertainment personalities and actively markets to their personal fitness trainers and professional sports teams.

  Customer and Consumer Service. The Company is committed to providing superior service to its customers and consumers. Its sales and marketing team continually gathers information and feedback from consumers and retailers to enable the Company to better tailor its consumer support to meet changing consumer needs. The Company provides access to nutritionists and consumer service representatives through its toll free number to answer questions and educate consumers on balanced nutrition, new products and developments. In addition, the Company maintains an informational web site.

CONTRACT MANUFACTURERS AND QUALITY ASSURANCE

  Contract Manufacturers. The Company does not own or operate any manufacturing facilities, and sources its products through third-party contract manufacturers. Outsourcing is designed to allow the Company to enhance production flexibility and capacity, leverage working capital, transfer risk, and focus its energy and resources on marketing and sales, while substantially reducing capital expenditures and avoiding the costs of managing a production work force. Because the Company has two third-party contract manufacturers, one on each coast of North America, the Company can deliver its products quickly with lower freight costs.

  Bariatrix supplies the Company with Balance bars and 40-30-30 Balance powdered drink mixes from a facility in Quebec, Canada. Bariatrix produces the Company's products under formulations that the Company owns. Bariatrix may not produce products for any other customers using these formulas. In addition, Bariatrix is contractually prohibited from producing products based on the 40-30-30 concept for any other customer, with limited exceptions for two existing customers and Canadian medical centers. The Company's contract with Bariatrix expires December 31, 2002, subject to automatic annual extensions during each year the contract remains in effect. Most Balance bars produced by Bariatrix are shipped to locations east of the Mississippi River while drinks are distributed nationwide.

  Nellson supplies the Company with Balance bars from a facility in Irwindale, California. Nellson uses formulations owned by the Company, subject to reversion to Nellson at any time before January 1, 2001, if the Company fails to meet certain minimum volume purchase requirements that are significantly below current purchase levels. If the Company fails to meet the purchase requirements, it has an option to buy out any remaining requirements to maintain ownership of the formulations. A reversion of ownership of the formulations would not change Nellson's obligations to produce 40-30-30 bars exclusively for the Company subject to an exception for one small customer. Nellson is contractually prohibited from producing nutritional food products based on the 40-30-30 concept for any other customer through December 31, 2002. The contract with Nellson expires December 31, 2002 subject to automatic annual extensions during each year the contract remains in effect. Most of the Balance bars produced by Nellson are shipped to locations west of the Mississippi River. See "Risk Factors--Intellectual Property Protection."

  The Company's manufacturers supply the Company's products at a fixed price per unit. The prices are subject to increase upon 75 days notice by Nellson and 90 days notice by Bariatrix if raw material prices, labor rates or exchange rates rise. The Company provides no raw materials, but provides all packaging materials. Under each contract, the Company is indemnified against product liability relating to the manufacture and shipment of the products and has indemnified the manufacturer against product liability arising from the labeling and packaging of the products and from the use of the formulas. Both manufacturers are required to comply with all legal requirements applicable to the production of food products. See "Risk Factors--Government Regulation" and "--Product Liability; Other Potential Liabilities and Insurance."

  The Company believes that its contract manufacturers have the capacity to fulfill the Company's planned production needs for at least the next nine months. In addition, the Company believes that these manufacturers are willing to increase capacity to meet the Company's additional production needs. If the Company's growth exceeds the production capacity of its contract manufacturers, or if either of them was unable or unwilling to continue production, the Company believes it could locate and qualify other contract manufacturers to meet its production needs. However, a limited number of contract manufacturers have the ability to produce a high volume of the Company's products, and it could take a significant period of time to locate and qualify such alternative production sources. See "Risk Factors--Dependence on Third Party Manufacturers."

  Quality Assurance. The Company's contract manufacturers produce and package the Company's products in accordance with the Standard Operating Procedures for Good Manufacturing Practice by the FDA. All raw materials are purchased from approved suppliers and inspected by the contract manufacturer as they are received into the production facilities. Raw materials are then labeled to indicate their source of supply, lot number, and date of receipt, and samples of the raw materials are kept for two years from the date received. The ingredients are mixed into batches under the supervision of two quality assurance contract manufacturer employees to verify adherence to the Company's formulations and ensure taste consistency. The finished products are passed through metal detectors, weighed, wrapped, and date coded. After each production run, samples are analyzed to test the product for micro-impurities and to ensure accurate labeling.

COMPETITION

  Although the Company competes across a number of markets with a variety of competitors, it competes primarily with other makers of nutritional bars and beverages. The Company's principal competitors in the nutrition bar category are PowerBar, ClifBar, Inc., and Met-Rx, none of which currently produces products formulated on a 40-30-30 basis, as well as PR Nutrition and Prozone, each of which sell products produced on a 40-30-30 basis. The Company believes that it is differentiated from its nutrition bar competitors by the broad consumer appeal of its products and by its commitment to brand building through strategic, consumer-focused marketing.

  The Company's drink products also compete with a wide variety of other powdered and ready-to-drink beverages. The Company's principal competitors in the nutritional drink market are Met-Rx, Slim Fast

Nutritional Foods International (Slim Fast), Abbot Laboratories Ross Products Division (Ensure), and Nestle U.S.A., Inc. (Nestle Sweet Success), none of which currently produce products formulated on a 40-30-30 basis. The success of another nutrition bar or beverage based on the 40-30-30 concept could create significant additional competition in the Company's existing and target markets.

  The Company's products also compete with many other snacks and meal substitutes, including salty snacks, candy, fruits, and fast food. For instance, candy and snack manufacturers are placing greater emphasis on marketing low calorie and low fat products as healthy snacks.

  Competition in the diverse consumer markets in which the Company competes is based on a wide variety of factors, including taste, perceived nutritional benefits, convenience, quality, brand recognition, and price. Many of the Company's competitors are large, multinational companies with well established, branded products, and significantly greater financial, distribution, and marketing resources and greater market share than the Company, including large advertising and promotion budgets. These competitors may also have a significantly greater ability to influence or control product placement in retail stores. In each retail outlet, many products compete for limited shelf space. The Company's continued success will depend in part upon its ability to provide competitive promotional discounts, slotting allowances, and point-of-purchase displays, as well as the quality of its packaging. See "Risk Factors--Competition."

PROPRIETARY RIGHTS

  The Company's primary intellectual property rights are its trademarks, trade names, and formulas for the Balance bar and 40-30-30 powdered drink mix.

  Trademarks and TradeNames. The names of the Company's current products are "Balance, The Complete Nutritional Food" bar, and "40-30-30 Balance" powdered drink mix. As of March 31, 1998, the Company held one federally registered trademark "Balance, The Complete Nutritional Food" and had 18 trademark applications pending at the United States Patent and Trademark Office. In addition, the Company has two trademark registrations as well as pending applications in certain foreign countries. The Company intends to vigorously protect its trademarks against infringement through cease and desist letters and, if necessary, litigation. Such litigation, even if the Company is successful, could be costly and could significantly divert the time and efforts of the Company's management.

  The Company does not have any proprietary rights in either the "balance" name or "40-30-30" name alone, although the Company has filed for various trademarks using each of these words in combination with other words. There can be no assurance that the Company will be able to obtain trademark rights using "balance" or "40-30-30" for any new products or product lines it may introduce.

  The Company and its largest distributor, Tree of Life, have agreed to limit their use of the term "balance," "balanced" and variations thereof. Under the contract, both the Company and Tree of Life may continue to use the current names for their respective products. However, the Company may not use the trademark or tradename "balanced" in connection with any goods or services or the term "balance" at the beginning of any name of a nutritional drink product or certain processed foods and meals produced by Tree of Life. Tree of Life may not use the trademark or tradename "balance" in connection with any goods or services or the term "balanced" in connection with nutritional bar products. These restrictions could adversely affect the Company's ability to successfully expand into new product categories or strengthen its brand name.

  Formulas. The Company, working with its contract manufacturers, developed a proprietary formula for Balance bars and a proprietary formula for the 40-30-30 Balance powdered drink mix. The Company owns the Nellson formula subject to reversion to Nellson at any time before January 1, 2001, if the Company fails to meet certain minimum volume purchase requirements that are significantly below current production levels. The Company considers its formulas as proprietary trade secrets. In its efforts to maintain the confidentiality and ownership of trade secrets, the Company requires its manufacturers, employees, brokers and consultants to execute confidentiality agreements. However, there can be no assurance that these agreements will provide meaningful protection for the Company's trade secrets in the event of an unauthorized use or disclosure of such information or that a third party will not independently develop a similarly tasting product using a similar formula. See "Risk Factors--Intellectual Property Protection."

MIS SYSTEMS

  The Company is committed to using technology to enhance its efficiency, productivity, and competitive position. The Company implemented an electronic data interchange ("EDI") system for key customers in the first quarter of 1998. The EDI system will enable distributors and certain high volume retailers who purchase directly from the Company to place purchase orders electronically through a value added network. Additionally, the Company has recently installed a fully integrated sales and accounting system. The Company also recently installed and is currently implementing an inventory control system. The Company expects its inventory, sales and accounting systems to be integrated with its EDI system in the second quarter of 1998. See "Risk Factors--Managing and Maintaining Growth."

EMPLOYEES

  As of March 31, 1998, the Company had a total of 62 employees, including 13 who are temporary-to- hire staff. None of the Company's employees is covered by a collective bargaining agreement, and the Company believes that its relationship with its employees is good.

FACILITIES

  The Company is headquartered in Santa Barbara County, California, where it leases an aggregate of approximately 30,000 square feet of space in two buildings. These leases expire on January 31, 2000 and January 31, 2001, respectively. However, the Company may extend each lease to January 31, 2002. The Company believes that its current space adequately meets its needs in the near term and it does not expect difficulties in obtaining additional space on reasonable terms as the need arises. The Company uses independent contract warehousing services for the storage of its products pending shipment to retailers or distributors.

LEGAL PROCEEDINGS

  On April 8, 1998, the day the Company filed the initial registration statement relating to this offering, PowerBar filed a complaint against the Company and its Senior Vice President of Sales in the U.S. District Court for the Northern District of California. The complaint alleges in general that the Company engaged in false advertising, unfair competition, and, with its Senior Vice President of Sales who previously worked for PowerBar, misappropriated trade secrets. PowerBar also alleges that the sales executive tortiously interfered with PowerBar's business relationships by inducing distributors, brokers, athletes, and sponsors to terminate their business relationships with PowerBar. The factual allegations against the Company's advertising are similar to those already reviewed by NAD at PowerBar's request. See "Risk Factors--Risks Associated with Advertising."

  PowerBar seeks, among other things, injunctive relief prohibiting the allegedly false advertising, corrective advertising in various print media, compensatory damages in an unspecified amount, disgorgement of the Company's profits, treble damages as to certain claims, and restitution of revenues obtained from the sales of Balance bars. The Company intends to vigorously contest PowerBar's claims. On April 30, 1998, the Company and the sales executive answered the allegations in PowerBar's complaint. In addition, the Company moved the court to dismiss PowerBar's claim for relief under California's common law of unfair competition, on the ground that PowerBar had failed as a matter of law to make out such a claim. However, the Company cannot predict the ultimate outcome of this litigation, and no assurance can be given that this lawsuit will not be determined adversely to the Company. The Company has general, director and officer, and excess liability insurance, but because the lawsuit was recently filed, the Company has not yet received confirmation from either of its insurers regarding their defense or acceptance of the Company's insurance claims, and no provision in the Company's financial statements has been made for any loss that may result from this action. An outcome adverse to the Company, costs associated with defending the lawsuit, payment of damages and costs associated with any indemnification of its sales executive, the significant diversion of management's time and resources to defend the lawsuit, a substantial settlement or award of damages, to the extent in excess of any insurance coverage, or negative publicity resulting from the lawsuit could have a material adverse effect on the Company's business, results of operations, and financial condition. See "Risk Factors--Risk of Adverse Publicity" and "--Litigation by Competitor."

  In October 1997, the Company received a letter, prompted by two of the Company's competitors, from NAD, a self-regulatory program by the advertising industry, questioning certain claims made in the Company's advertisements. The Company has addressed such challenges by either providing support for its claims or changing its advertisements. There can be no assurance that future inquiries or changes in advertising would not have a material adverse effect on the Company's business, results of operations, and financial condition. See "Risk Factors--Government Regulation," "--Risks Associated with Advertising," and "--Government Regulation."

  The Company does not manufacture any products, and is contractually indemnified by its contract manufacturers for product liability arising from the manufacture of its products. However, the Company faces the risk that it will be the subject of lawsuits based on the use of its products and formulas, the labeling and packaging of its products (for which it has indemnified its contract manufacturers), and the risk that its contract manufacturers will not maintain sufficient insurance or have the financial ability to pay their contractual indemnification obligations.

  The Company has inspection rights and quality assurance programs with its contract manufacturers. With respect to product liability claims in the United States, the Company maintains $1.0 million per occurrence and $2.0 million in aggregate product liability insurance as well as $8.0 million of excess umbrella liability insurance. In addition, the Company requires its contact manufacturers to include the Company as a named insured on their product liability policies. Nellson maintains $12.0 million of product liability coverage and Bariatrix maintains $C 10.0 million ($7.1 million U.S.) of product liability coverage. However, there can be no assurance that such insurance will continue to be available or will continue to be maintained by either manufacturer, or if available and maintained, will be adequate to cover potential liabilities.

GOVERNMENT REGULATION

  The manufacturing, packaging, labeling, advertising, distribution, and sale of the Company's products are subject to regulation by various government agencies, principally the FDA. The FDA regulates the Company's products pursuant to the Federal Food, Drug, and Cosmetic Act ("FDCA") and the Fair Packaging and Labeling Act ("FPLA") and regulations thereunder. The FDCA is intended, among other things, to ensure that foods are wholesome, safe to eat, and produced under sanitary conditions, and that food labeling is truthful and not deceptive. The FPLA provides requirements for the contents and placement of information required on consumer packages to ensure that labeling is useful and informative. The Company's products are generally classified and regulated as food under the FDCA and are, therefore, not subject to premarket approval by the FDA. However, the Company's products are subject to the comprehensive labeling and safety regulations of the FDA, the violation of which could result in product seizure and condemnation, injunction of business activities, or criminal or civil penalties. Furthermore, if the FDA determines, on the basis of labeling, promotional claims, or marketing by the Company, that the intended use of any of the Company's products is for the diagnosis, cure, mitigation, treatment, or prevention of disease, it could regulate those products as drugs and require, among other things, premarket approval for safety and efficacy. The Company believes that it presently complies in all material respects with the foregoing laws and regulations. However, there can be no assurance that non-compliance, or the cost of future compliance, with such laws or regulations will not have a material adverse effect on the Company's business, results of operations or financial condition.

  In September 1996, pursuant to a complaint related to a product safety issue concerning Balance bars, and at the FDA's request, the Company voluntarily temporarily withheld product shipments. Upon completion of government inspection of facilities of the Company and one of its contract manufacturers, and sampling and testing of products, the product shipments were resumed. However, there can be no assurance that the FDA will not again request that the Company cease any product shipment or require product recalls due to any future regulatory matter. Any withholding or recall of products could have a material adverse effect on the Company's business, results of operations, and financial condition. See "--Legal Proceedings."

  The Company's advertising is subject to regulation by the FTC, pursuant to the Federal Trade Commission Act ("FTCA") which prohibits unfair or deceptive acts or practices including the dissemination of false or misleading advertising. Violations of the FTCA may result in a cease and desist order, injunction, or civil or criminal penalties. The FTC monitors advertising and entertains inquiries and complaints from competing companies and consumers. It also reviews referrals from industry self-regulatory organizations, including the NAD. The NAD of the Council of Better Business Bureaus, Inc. administers a voluntary self-regulatory, alternative dispute resolution process that is supported by the advertising industry and serves the business community and the public by fostering truthful and accurate advertising. Certain advertising claims made by the Company have been challenged through the NAD in the past. The Company has addressed such challenges by either providing support for its claims or changing its advertisements. Although the Company does not believe that such changes have adversely affected its marketing success, any future NAD inquiries or FTC actions that result in modifications to the Company's advertising or the imposition of fines or penalties could have a material adverse effect on the Company's business, results of operations and financial condition. See "Risk Factors--Risks Associated With Advertising."

  The Company's activities are also regulated by various agencies of the states, localities, and foreign countries in which the Company's products are sold. In addition, the Company has been and will be required to re-formulate its products to comply with foreign regulatory standards. The Company believes that it presently complies in all material respects with the foregoing laws and regulations. There can be no assurance, however, that future compliance with such laws or regulations will not have a material adverse effect on the Company's business, results of operations and financial condition.

  The Company may be subject to additional laws or regulations administered by the FDA or other federal, state, or foreign regulatory authorities, the repeal of laws or regulations, or more stringent interpretations of current laws or regulations, from time to time in the future. The Company cannot predict the nature of such future laws, regulations, interpretations, or applications, nor can it predict what affect additional government regulations or administrative orders, when and if promulgated, would have on its business in the future. Such laws could, however, require the reformulation of products, the recall, withholding or discontinuance of products, the imposition of additional recordkeeping requirements, the revision of labeling, advertising, or other promotional materials, and changes in the level of scientific substantiation needed to support claims. Any or all such government actions could have a material adverse effect on the Company's business, results of operation and financial condition.

                                  MANAGEMENT

EXECUTIVE OFFICERS, DIRECTORS, AND KEY EMPLOYEES

  Executive officers, directors, and key employees of the Company and their ages as of March 31, 1998 are as follows:

NAME                      AGE POSITION
----                      --- --------
Thomas R. David-
 son(2)(3)..............   58 Chairman of the Board of Directors
James A. Wolfe(3).......   56 President, Chief Executive Officer and Director
Richard G. Lamb.........   51 Executive Vice President, Secretary and Director
Thomas J. Flahie........   40 Senior Vice President of Finance and Administration
Patrick J. Lee..........   31 Senior Vice President of Sales
Kristina M. Eriksen.....   39 Vice President of Finance
Lara Jackle.............   28 Vice President of Marketing
Eileen E. Fox...........   32 Vice President of Operations
Mark Fox................   45 Vice President of Event Marketing
Michael Sanchez.........   38 Vice President of Western Sales
Adelle M. Demko(1)(3)...   51 Director
Barry D. Goss(2)........   58 Director
John Hale(2)............   48 Director
Dennis Ryan McCar-
 thy(1)(2)..............   47 Director
George F. Raymond(1)(3).   61 Director

--------
(1) Member of the Audit Committee.
(2) Member of the Compensation Committee.
(3) Member of the Corporate Development Committee.

  Thomas R. Davidson co-founded the Company in February 1992 and has served as Chairman since that time. He served as Chief Executive Officer from February 1992 until January 1994 and as Secretary from February 1992 to July 1997. He co-founded (1968) and serves as Chairman of Datatel, Inc.; co-founded (1979) and served as a Director of National Information Systems until its sale in 1994; co-founded (1980) and served as a Director of V-Mark; and co-founded and served as Chairman of Envision Medical Corporation from 1991 until its sale in 1996.

  James A. Wolfe joined the Board of Directors in May 1993. He has served as Chief Executive Officer since December 1995 and as President since November 1997. From December 1995 to December 1996, he was a consultant to the Company. From January 1985 to December 1995, he was a self-employed business consultant with clients such as Cadbury Schweppes, Welch's, Quaker Oats and Celestial Seasonings. Prior to that time, he was an executive with 7-Up Foods, Coca-Cola USA and Welch's.

  Richard G. Lamb co-founded the Company in February 1992 and has served as a Director since that time, as Executive Vice President since November 1997, and as Secretary since July 1997. He served as Executive Vice President and Chief Operating Officer from February 1992 until January 1994, and as President from January 1994 to November 1997. Prior to joining the Company, Mr. Lamb was the co-founder and President of Windsurfing Hawaii, Inc., a sporting goods manufacturing company and prior to that served as Vice President, International Operations, for Windsurfing International, Inc., a sporting goods manufacturing company.

  Thomas J. Flahie joined the Company in February 1998 and has served as Senior Vice President of Finance and Administration since that time. From December 1978 to February 1998, he held various positions with Andersen Worldwide, an international accounting and consulting firm. He was a partner with Andersen Worldwide for the last seven years.

  Patrick J. Lee joined the Company in January 1997 and has served as Senior Vice President of Sales since that time. From October 1995 to December 1996, he was the Western Division Manager of PowerBar, Inc.

(formerly Power Food, Inc.) where he directed sales and marketing activities for the Western United States. From 1988 to 1994, he worked for Dial Corporation where he served as District Sales Manager in 1994, Trade Marketing Manager from 1993 to 1994 and as Key Account Executive from 1990 to 1993.

  Kristina M. Eriksen joined the Company in January 1997 and has served as Vice President of Finance since that time. She also served as Chief Financial Officer from January 1997 to February 1998. From November 1991 until January 1997 she was the Chief Financial Officer and Corporate Controller for Envision Medical Corporation, a medical device company. From 1983 to 1990, she worked for General Motors/Electronic Data Systems.

  Lara Jackle joined the Company in September 1997 and has served as Vice President of Marketing since that time. From August 1994 until September 1997, Ms. Jackle was a project manager with Reckitt & Colman, an U.K. consumer products marketing company. From 1992 to 1994 Ms. Jackle was a student at Cornell University where she earned her M.B.A.

  Eileen E. Fox joined the Company in February 1996 and has served as Vice President of Operations since April 1998. From June 1993 to December 1995, she held a product development position with Wheeler Springs Resorts, Inc., a spa resort company. From December 1990 to January 1992, Ms. Fox worked for Blackburn & Company, a radio and television station property broker and from June 1988 to July 1989 with Metro Advertising, an advertising agency. Mark Fox is Eileen Fox's husband.

  Mark Fox joined the Company in January 1997 and has served as Vice President of Event Marketing since December 1997. From 1994 until January 1997, Mr. Fox was owner and founder of Mark Edward Promotional Design, a promotional and event marketing firm. From 1990 to 1992 Mr. Fox was in the residential real estate business. Eileen Fox is Mark Fox's wife.

  Michael Sanchez joined the Company in June 1992 and has served as Vice President of Western Sales since January 1997. He also served as Vice President of Sales from January 1994 to January 1997 and held several sales executive positions from June 1992 to January 1994. From February 1989 to June 1992, he served as a store manager for Circuit City, an electronics appliance retailer.

  Adelle M. Demko joined the Board of Directors in April 1997. From 1994 to the present, Ms. Demko has been a management consultant and board advisor to various companies. In July 1992 she joined Earthshell Container Corporation and served as its President and Chief Operating Officer. In September 1989 she founded Demko Baer & Associates, a financial consulting and database firm, and served as principal from 1989 to 1992. From 1986 to 1989 she was an investment banker at Wedbush Morgan Securities and a Limited Partner of Wedbush Capital Partners, an equity buyout fund. Prior to that she was a financial and strategy consultant at Xerox Corporation and a corporate and business attorney in New York City. Ms. Demko serves as a director of Planet Earth Science and as a member of the Advisory Board of Beam Technologies.

  Barry D. Goss joined the Board of Directors in April 1993. He has been the President and Chief Executive Officer of Intelligent Solutions Inc. since 1995. From 1989 to September 1994 Mr. Goss was the Vice President and Chief Information Officer at Applied Magnetics Corporation, a manufacturer of magnetic recording heads for the computer industry.

  John Hale joined the Board of Directors in April 1997. Since November 1997, Mr. Hale has been Executive Vice President and Chief Operating Officer for Doctors' Choice, LLC a subsidiary of Age Wave, LLC, a health and nutrition solutions business targeted to the mature adult population. From May 1992 to November 1997, he was Senior Vice President of Operations at Celestial Seasonings, Inc., the leading specialty tea company in the United States. Prior to that, he has held various executive positions at Frito Lay, Inc. from June 1987 through May 1992 and The Quaker Oats Company from November 1973 through June 1987.

  Dennis Ryan McCarthy joined the Board of Directors in 1993. From February 1993 to May 1994 he served as Vice President of Finance of the Company. From 1982 to the present, Mr. McCarthy has served as a consultant on financial, investment banking and valuation issues for various companies. Prior to that, he was the Secretary-Treasurer of the Newhall Land and Farming Company, a publicly held company.

  George F. Raymond, a Certified Public Accountant, joined the Board of Directors in April 1997. Mr. Raymond founded Automatic Business Centers, a payroll processing service in 1972 and served as its President and Chairman from 1972 until 1989. Since 1987, Mr. Raymond served as a director of BMC Software, a publicly held computer software company. Mr. Raymond also serves as a director of DocuCorp International, a publicly held data imaging software company.

  All directors hold office until the third annual meeting of stockholders after they were elected and until their successors have been elected and qualified. However, directors first elected to Class I will hold office until the 1999 annual meeting of stockholders; directors first elected to Class II will hold office until the 2000 annual meeting of stockholders; and directors first elected to Class III will hold office until the 2001 annual meeting of stockholders. The officers of the Company are appointed annually and serve at the discretion of the Board of Directors.

BOARD OF DIRECTORS COMMITTEES

  The Audit Committee was established in July 1996 by the Board of Directors to make recommendations concerning the engagement of independent public accountants, review the plans and results of the audit engagement with the independent public accountants, approve professional services provided by the independent public accountants, review the independence of the independent public accountants, consider the range of audit and non-audit fees, and review the adequacy of the Company's internal accounting controls. The Audit Committee is currently comprised of Adelle Demko (Chairperson), George Raymond, and Dennis McCarthy.

  The Compensation Committee was established in May 1993 by the Board of Directors to review and approve the compensation and benefits for the Company's executive officers and administer the Company's stock incentive plans, and the Company's management incentive plans, described below. The Compensation Committee is currently comprised of John Hale (Chairperson), Thomas Davidson, Barry Goss, and Dennis McCarthy.

  The Corporate Development Committee was established in July 1997 by the Board of Directors to create a strategic plan for the Company's corporate growth and development, review financing alternatives, consider potential acquisitions of companies, and make recommendations concerning the corporate structure of the Company. The Corporate Development Committee is currently comprised of Thomas Davidson (Chairperson), Adelle Demko, George Raymond, and James Wolfe.

DIRECTOR COMPENSATION

  The Company does not pay and does not expect to pay its directors who are employees of the Company for their services as directors. For services rendered between January 1, 1994 and October 1997, non-employee directors of the Company received fully vested options to purchase 1,200 shares of Common Stock per meeting and, from October 1997 through the consummation of the offering, cash compensation of $1,500 per meeting. In addition, each non-employee director who joined the Board in 1997 received an option to purchase 6,000 shares of Common Stock that vests in April 1998. Upon consummation of the offering, the Company expects to pay its non-employee directors cash compensation of $1,500 per meeting for all meetings in excess of the four regular Board of Director meetings. The Company will also reimburse reasonable out-of-pocket expenses. The Company also expects to make automatic, annual stock option grants under the 1998 Plan. See "Management--Stock Options and Stock Plans."

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

  No member of the Compensation Committee was an officer or employee of the Company during 1997. No member of the Compensation Committee serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of the Company's Board of Directors or Compensation Committee.

EXECUTIVE COMPENSATION

  The following table sets forth certain compensation awarded to, earned by, or paid to the Company's Chief Executive Officer and to the Company's other executive officers whose total cash compensation exceeded $100,000 during the year ended December 31, 1997 (collectively, the "Named Executive Officers").

                          SUMMARY COMPENSATION TABLE

                                                                      LONG TERM
                                                                    COMPENSATION
                                   ANNUAL COMPENSATION                 AWARDS
                          ------------------------------------- ---------------------
                                                    OTHER
NAME AND PRINCIPAL                                 ANNUAL       SECURITIES UNDERLYING
POSITION                  SALARY $ BONUS $(1) COMPENSATION $(2)    OPTIONS (#)(3)
------------------        -------- ---------- ----------------- ---------------------
James A. Wolfe, Chief
 Executive Officer and
 President..............  $124,333  $49,733        $11,077               --
Richard G. Lamb, Execu-
 tive Vice President....   107,500   37,625         10,274               --
Patrick Lee, Senior Vice
 President of Sales.....    91,750   27,525          9,550               --

-----------------
(1) Bonuses for 1997 were determined in accordance with the 1997 Management Incentive Plan.

(2) Consists of $6,250 of auto allowance and Company match of employee 401(k) plan contributions.

(3) See "--1993 and 1997 Stock Incentive Plans."

BONUS PROGRAMS

  In January 1998, the Compensation Committee adopted the Company's 1998 Employee Incentive Program for all employees. Under the program, cash bonuses will be awarded based upon individual and Company target sales and profit goals set for 1998 ("1998 Goals"). For all sales personnel other than the Senior Vice President of Sales, 1998 Goals include both regional and overall Company targets. For all other employees, 1998 Goals include only overall Company targets. To be eligible, the employee must be employed by July 1, 1998 and must also be an employee on December 31, 1998. The Company has set target bonuses for each level of employee at a specified percentage of an eligible employee's salary (the "Target Bonus"). Target Bonuses range from 5% to 40% of an employee's salary, depending upon level of seniority. If 108% of 1998 Goals are achieved, 100% of Target Bonuses will be paid. To the extent the Company exceeds 108% of its 1998 Goals, each eligible employee will receive an increasing percentage of their Target Bonus up to 200% of such bonus.

  The Company's 1997 Employee Incentive Program was identical to the 1998 Employee Incentive Program except that (i) management and outside sales managers received bonuses based upon overall Company target sales and profit goals set by the Compensation Committee for 1997, (ii) if 100% of 1997 goals were achieved, 33% of 1997 target bonuses would be paid, and (iii) for every percentage point above the 1997 goals, eligible employees would receive an increasing percentage of their 1997 target bonus up to 100% of such bonus.

401(K) PLAN

  The Company adopted a retirement savings plan (the "401(k) Plan") in 1997 that permits participation by all employees over age 21 with at least 3 months of service. Employees can elect to contribute up to 15% of total eligible compensation into the 401(k) Plan. Contributions were limited to $9,500 in 1997. The 401(k) Plan provides that the Company may make matching contributions up to 100% of the first 5% of elective contributions.

STOCK OPTIONS AND STOCK PLANS

  No stock options were granted to the Named Executive Officers during the year ended December 31, 1997.

  The following table sets forth information with respect to the ownership and value of stock options as of December 31, 1997 held by the Named Executive Officers.

      AGGREGATED OPTION EXERCISES IN FISCAL YEAR ENDED DECEMBER 31, 1997
                   AND OPTION VALUES AS OF DECEMBER 31, 1997

                                                              SECURITIES UNDERLYING             VALUE OF UNEXERCISED
                                                             UNEXERCISED OPTIONS AT       IN-THE-MONEY OPTIONS AT DECEMBER
                                                                DECEMBER 31, 1997                    31, 1997(1)
                                                        --------------------------------- ---------------------------------
                        SHARES ACQUIRED      VALUE
NAME                    ON EXERCISE (#) REALIZED ($)(1) EXERCISABLE (#) UNEXERCISABLE (#) EXERCISABLE ($) UNEXERCISABLE ($)
----                    --------------- --------------- --------------- ----------------- --------------- -----------------
James A. Wolfe.........        --               --          694,644          199,998        $3,707,320       $1,066,656
Richard G. Lamb........        --               --          647,430          199,998         3,457,960        1,066,656
Patrick Lee............      3,900          $19,825          56,100           60,000           285,175          305,000

-------
(1) There was no public trading market for the Company's Common Stock at December 31, 1997. These values were calculated based on the difference between the $5.50 fair market value of the Common Stock, as determined by the Company's Board of Directors, and the stock option exercise price.

1998 PERFORMANCE AWARD PLAN

  In April 1998, the Company adopted the 1998 Performance Award Plan (the "1998 Plan") to provide a means to attract, reward and retain talented and experienced officers, non-employee directors, other key employees and certain other eligible persons (collectively, "Eligible Persons") who may be granted awards from time to time by the Company's Board of Directors or, if authorized, the Compensation Committee (such administrators, the "Committee"), or, for non-employee directors, under a formula provided in the 1998 Plan. The maximum number of shares reserved for issuance is 1,800,000 subject to adjustment for certain changes in the Company's capital structure and other extraordinary events. Shares subject to awards that are not paid for or exercised before they expire or are terminated are available for other grants under the 1998 Plan to the extent permitted by law.

  Awards under the 1998 Plan may be in the form of nonqualified stock options, incentive stock options, stock appreciation rights ("SAR's"), limited SAR's, restricted stock, performance shares, stock bonuses, or cash bonuses based on performance. Awards may be granted singly or in combination with other awards. Any cash bonuses and other performance awards under the 1998 Plan will depend upon the extent to which performance goals set by the Board of Directors or the Committee are met during the performance period. Awards under the 1998 Plan generally will be nontransferable by the holder of the award (a "Holder") (other than by will or the laws of descent and distribution). During the Holder's lifetime, rights under the 1998 Plan generally will be exercisable only by the Holder, subject to such exceptions as may be authorized by the Committee in accordance with the 1998 Plan. No incentive stock option may be granted at a price that is less than the fair market value of the Common Stock (110% of fair market value of the Common Stock for certain participants) on the date of grant. Nonqualified stock options and other awards may be granted at prices below the fair market value of the Common Stock on the date of grant. Restricted stock awards can be issued for nominal or the minimum lawful consideration. Typically, the participant may vote restricted stock, but any dividend on restricted shares will be held in escrow subject to forfeiture until the shares have vested. No more than 450,000 shares will be available for restricted stock awards, subject to exceptions for restricted stock awards based on past service, deferred compensation and performance awards.

  The maximum number of shares subject to awards (either performance or otherwise) that may be granted to an individual in the aggregate in any one calendar year is 150,000. No non-employee may receive awards in respect of more than 24,000 shares in the aggregate in any one calendar year. With respect to cash-based performance awards, no more than $500,000 per year per performance cycle may be awarded to any one individual. No more than one performance cycle may begin in any one year with respect to cash-based performance awards.

  Section 162(m) Performance-Based Awards. In addition to options and SARs granted under other provisions of the Plan, performance-based awards payable in cash or shares within the meaning of Section 162(m) of the Internal Revenue Code of 1986, as amended ("Performance-Based Awards"), which depend on the achievement of pre-established financial performance goals, may be granted under the Plan. The specific performance goals will be set by a qualified committee of the Board created for these purposes and the specific targets will be set by the Committee when their attainment is substantially uncertain. The permitted performance goals under the Plan may include any one or more of the following: revenue growth, net earnings (before or after taxes or before or after taxes, interest, depreciation, and/or amortization), cash flow, return on equity, return on assets or return on net investment, or cost containment or reduction. The applicable performance cycle may not be less than one nor more than 10 years (5 years in respect of such awards payable only in cash).

  Administration. The 1998 Plan will be administered by the Board of Directors or the Committee. The Committee will have broad authority to (i) designate recipients of discretionary awards, (ii) determine or modify (subject to any required consent) the terms and provisions of awards, including the price, vesting provisions, terms of exercise and expiration dates, (iii) approve the form of award agreements, (iv) determine specific objectives and performance criteria with respect to performance awards, and (v) construe and interpret the 1998 Plan. The Committee will have the discretion to accelerate and extend the exercisability or term and establish the events of termination or reversion of outstanding awards.

  Change in Control. Upon a Change in Control Event, each option and SAR will become immediately exercisable; restricted stock will immediately vest free of restrictions; and the number of shares, cash or other property covered by each performance share award will be issued to the Holder, unless the Committee determines to the contrary. A "Change in Control Event" is defined generally to include (i) certain changes in a majority of the membership of the Board of Directors over a period of two years or less, (ii) the acquisition of more than 50% of the outstanding voting securities of the Company by any person other than the Company, any Company benefit plan, Thomas Davidson, James Wolfe, or Richard Lamb, or one of their affiliates, successors, heirs, relatives or certain donees, or certain other affiliates, or (iii) stockholder approval of a transfer of substantially all of the Company's assets, the dissolution or liquidation of the Company, or a merger, consolidation or reorganization (other than with an affiliate) whereby stockholders immediately prior to such event own less than 50% of the outstanding voting securities of the surviving entity after such event. In addition, if any participant's employment is terminated by the Company for any reason other than for cause either in anticipation of and within three months before (and in anticipation of), or within one year after, the Change in Control Event, then all awards held by that participant will vest in full immediately before his or her termination date, unless the Committee otherwise determines before the Change in Control Event.

  The Committee may also provide for alternative settlements (including cash payments), the assumption or substitution of awards or other adjustments in the Change in Control context or in the context of any other reorganization of the Company.

  Plan Amendment; Termination and Term. The Company's Board of Directors has the authority to amend, suspend or discontinue the 1998 Plan at any time, but no such action will affect any outstanding award in any manner materially adverse to a participant without the consent of the participant. The 1998 Plan may be amended by the Board of Directors without stockholder approval unless such approval is required by applicable law.

  The 1998 Plan will remain in existence as to all outstanding awards until such awards are exercised or terminated. The maximum term of options, SAR's and other rights to acquire Common Stock under the 1998 Plan is ten years after the initial date of award, subject to provisions for further deferred payment in certain circumstances. No award can be made after April 6, 2007. Awards may remain exercisable for a period of time determined by the Committee after termination of employment for certain reasons, after which, to the extent not exercised, such awards terminate.

  Automatic Grants to Non-Employee Directors. Under the 1998 Plan, each director who is not an officer or employee (each a "Non-Employee Director") and who is or thereafter becomes a director of the Company after this offering will be automatically granted a nonqualified stock option to purchase 6,000 shares of Common Stock when the person takes office, at an exercise price equal to the market price of the Common Stock at the close of trading on that date (or, with respect to the Company's current directors, on the tenth trading day after completion of the offering). In addition, on the day of the annual stockholders meeting in each calendar year beginning in 1999 and continuing for each subsequent year during the term of the 1998 Plan, each then-continuing Non-Employee Director will be granted a nonqualified stock option to purchase 6,000 shares of Common Stock at an exercise price equal to the market price of the Common Stock at the close of trading on that date. Non-Employee Directors may also be granted discretionary awards. All automatically granted Non-Employee Director stock options will have a 10-year term and will be immediately exercisable. If a Non-Employee Director's services are terminated for any reason, any automatically granted stock options held by such Non-Employee Director that are exercisable will remain exercisable for twelve months after such termination of service or until the expiration of the option term, whichever occurs first. Automatically-granted options are subject to the same adjustment, change in control, and acceleration provisions that apply to awards generally, except that any changes or Board or Committee actions (1) will be effected through a stockholder approved reorganization agreement or will be consistent with the effect on Options held by other than executive officers and (2) will be consistent in respect of the underlying shares with the effect on stockholders generally. Any outstanding automatic option grant that is not exercised prior to a Change in Control Event in which the Company is not to survive will terminate, unless such option is assumed or replaced by the surviving corporation.

  Payment for Shares. The exercise price of options and other awards may be paid in cash, broker exercise, promissory note, or (subject to certain restrictions) shares of Common Stock. The Company may finance the exercise or purchase and (subject to any applicable legal limits) offset shares to cover the exercise or purchase price and withholding taxes.

  Federal Tax Consequences. The current federal income tax consequences of awards authorized under the 1998 Plan follow certain basic patterns. Generally, awards under the 1998 Plan that are includable in income of the recipient at the time of award or exercise (such as nonqualified stock options, SARs, restricted stock and performance awards) are deductible by the Company, and awards that are not required to be included in income of the recipient at such times (such as incentive stock options) are not deductible by the Company.

  Non-Exclusive Plan. The Plan is not exclusive. The Board, under Delaware law, may grant stock and performance incentives or other compensation, in stock or cash, under other plans or authority.

1993 AND 1997 STOCK INCENTIVE PLANS AND OTHER STOCK OPTION GRANTS

  The Company established the 1993 Stock Incentive Plan (the "1993 Plan") and 1997 Stock Incentive Plan (the "1997 Plan") to provide incentive to, and encourage stock ownership by, selected employees, officers, directors, and consultants. Awards consisted of grants of options to purchase shares of the Company's authorized but unissued Common Stock. The maximum number of shares reserved for issuance under the 1993 Plan and the 1997 Plan is 2,400,000 and 489,000, respectively, subject to adjustments for extraordinary events. As of March 31, 1998, a total of 2,578,326 options were granted pursuant to both plans, of which 359,532 options were exercised and 2,218,794 options remain outstanding. In April 1998, 309,000 additional options were granted under the 1997 Plan.

  The Board or a committee designated by the Board has the power to administer and interpret both plans. Option awards under both plans generally may not be transferred by an optionee other than by will or the laws of descent and distribution. No incentive stock option may be granted at a price that is less than fair market value.

  Options under both plans may be accelerated by the Board upon a change in control of the Company, which is defined under both plans to mean (i) an acquisition of 50% or more of the issued and outstanding capital stock of the Company by a single entity or group of affiliated entities or (ii) a merger or sale of the Company's assets that does not result in the stockholders of the Company owning equity securities in the surviving entity representing 50% or more of the voting power of such entity. In addition, in an employee's option agreement, the Board may provide, and has in the past provided, that an option award accelerate upon a change in control, which the Board may define differently than as set forth above.

  The Company does not intend to grant options under either the 1993 Plan or 1997 Plan in the future.

  In addition to the 1993 Plan and the 1997 Plan, as of March 31, 1998, a total of 473,508 options were granted outside such plans, of which 76,800 options were exercised and 396,708 options remain outstanding.

1998 SEVERANCE PLAN

  The Company intends to establish the 1998 Severance Plan (the "Severance Plan") in May 1998 to encourage the continued service and dedication of officers of the Company. The Company's Chief Executive Officer, President, Executive Vice President, Senior Vice Presidents, and other Vice Presidents ("Eligible Officers") will be eligible to participate in the Severance Plan. Under the Severance Plan, the Company will agree to pay each participant a lump sum cash payment that varies according to the participant's title if he or she terminates his or her employment with the Company due to (i) a relocation of the participant 50 miles or more from such participant's current employment location, (ii) a Change in Control Event, (iii) a material diminution in the participant's duties, responsibilities, or title, or (iv) the elimination of the participant's position. Upon any of such events, a participant will be able to terminate his or her employment and receive the following portion of his or her then current annual base salary: (i) 100% for the Chief Executive Officer, (ii) 75% for the President (if not also the Chief Executive Officer), Executive Vice President, and Senior Vice Presidents, and
(iii) 50% for other Vice Presidents. See "1998 Performance Award Plan" for a definition of a Change in Control Event.

                             CERTAIN TRANSACTIONS

  On January 15, 1997, Thomas R. Davidson, co-founder and Chairman of the Board of the Company, was issued 100,000 shares of Common Stock for consideration of $150,000. The shares were issued in connection with the conversion of convertible bonds purchased by Mr. Davidson in July 1995. In addition, Mr. Davidson and one of his affiliates entered into a registration rights agreement with the Company. See "Description of Capital Stock-- Registration Rights Agreement."

  On December 5, 1995, the Company entered into a consulting agreement with James Wolfe to serve as the Company's acting Chief Executive Officer. Mr. Wolfe also has been a director of the Company since May 10, 1993. Pursuant to his consulting agreement, Mr. Wolfe received approximately $116,000 in consideration of his services to the Company in 1996. The consulting agreement was terminated on December 31, 1996 when Mr. Wolfe became the Chief Executive Officer of the Company.

  During 1997 and the three months ended March 31, 1998, the Company paid $43,551 and $13,166 respectively, to Adelle Demko, a director of the Company, in connection with special consulting services related to this offering.

                      PRINCIPAL AND SELLING STOCKHOLDERS

  The following table sets forth certain information about the beneficial ownership of the Company's Common Stock as of March 31, 1998, and as adjusted to reflect the sale of the Common Stock offered hereby, by (i) each director and each Named Executive Officer of the Company, (ii) all directors and executive officers of the Company as a group, (iii) each person (or group of affiliated persons) known by the Company to own beneficially more than five percent of the Company's outstanding voting securities not otherwise listed; and (iv) each Selling Stockholder not otherwise listed. The address of each director and Named Executive Officer listed is in care of the Company, 1015 Mark Avenue, Carpinteria, California 93013.

DIRECTORS AND NAMED EXECUTIVE OFFICERS:

                            SHARES BENEFICIALLY             SHARES BENEFICIALLY
                                OWNED PRIOR                     OWNED AFTER
                              TO THE OFFERING                  THE OFFERING
                          ----------------------- SHARES  -----------------------
                          NUMBER(1) PERCENT(1)(2) OFFERED NUMBER(1) PERCENT(1)(2)
                          --------- ------------- ------- --------- -------------
Thomas R. Davidson(3)...  4,807,602       49.6%       --  4,807,602      44.9%
James A. Wolfe(4).......    697,902        6.9        --    697,902       6.3
Richard G. Lamb(5)......  1,408,518       13.6    171,308 1,237,210      10.9
Patrick Lee(6)..........     60,000          *        --     60,000         *
Thomas J. Flahie........        --                    --        --
Adelle M. Demko(7)......      9,600          *        --      9,600         *
Barry D. Goss(8)........    219,840        2.2     70,759   149,081       1.4
John Hale(9)............      9,600          *        --      9,600         *
Dennis Ryan McCar-
 thy(10)................     94,176          *        --     94,176         *
George F. Raymond(11)...      9,600          *        --      9,600         *
All directors and execu-
 tive officers as a
 group (10 persons).....  7,316,838       66.7    242,067 7,074,771      59.1

OTHER SELLING STOCKHOLDERS:

Tucker Anthony, Inc.....    153,396        1.6    109,493    43,903         *
Jennifer Fisher Barner..     15,600          *     10,063     5,537         *
Brian Bayly.............     78,264          *     43,016    35,248         *
Susan Bayly.............     20,004          *      9,995    10,009         *
Susan Block.............     24,000          *     15,845     8,155         *
Donald L. Breidenbach,
 Sr. ...................     78,264          *     42,827    35,437         *
Donald E. Breidenbach,
 Jr.(12)................    177,396        1.8     83,796    93,600         *
Gene & Joyce Daoust.....    374,664        3.9     10,467   364,197       3.4
Lana R. Danta...........     15,000          *      5,139     9,861         *
John D. Deardourff......    268,266        2.8     85,654   182,612       1.7
John D. Douglas.........     78,264          *      8,565    69,699         *
John D. Douglas Trust...     78,264          *      8,565    69,699         *
Giles B. Gunn...........    130,440        1.3     10,706   119,734       1.1
Charles B. Gunn.........     86,088          *     10,706    75,382         *
John W. Heron...........    195,000        2.0    139,189    55,811         *
PZL Limited(13).........    171,522        1.8     34,261   137,261       1.3
Graham Major............        600          *        427       173         *
Jackie Mauro............      6,522          *      4,655     1,867         *
R. Bruce McFadden(14)...     62,964          *     37,233    25,731         *
John E. Montgomery......     78,264          *     32,120    46,144         *
John S. Nadolski........    156,522        1.6     55,864   100,658         *
Trustees for Bernard
 Nash...................     39,000          *     10,706    28,294         *

                           SHARES BENEFICIALLY             SHARES BENEFICIALLY
                               OWNED PRIOR                     OWNED AFTER
                             TO THE OFFERING                  THE OFFERING
                         ----------------------- SHARES  -----------------------
                         NUMBER(1) PERCENT(1)(2) OFFERED NUMBER(1) PERCENT(1)(2)
                         --------- ------------- ------- --------- -------------
Nicole J. Nash..........   19,500         *        7,066   12,434         *
Paul M. Nash............   19,500         *        4,496   15,004         *
J. Michael Nolan, Jr. ..  156,528       1.6      111,728   44,800         *
Danny Robertson.........   60,000         *       42,827   17,173         *
Roy Family Trust........   75,150         *       47,109   28,041         *
Michael Sanchez(15).....  482,484       4.8       42,827  439,657       4.0
Michael B. Shor.........   52,200         *       34,261   17,939         *
Joseph R.
 Skenderian(16).........   56,232         *        9,301   46,931         *
Robert E. Warfield......  182,610       1.9       42,827  139,783       1.3
John & Brenda Yeaton....  300,000       3.1       42,827  257,173       2.4

--------
  *Less than 1% of outstanding shares.

 (1) Beneficial ownership is determined in accordance with rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Shares of Common Stock issuable on conversion of Preferred Stock or exercise of stock options within 60 days of March 31, 1998, are deemed beneficially owned and outstanding for computing only the percentage of the person or the entity holding such securities. Except as indicated by footnote, and subject to community property laws where applicable, the persons and entities named in the table have sole voting and investment power with respect to all shares of Common Stock shown as beneficially owned by them.

 (2) Percentage of ownership is based on 9,683,802 shares of Common Stock outstanding before the offering and 10,687,174 shares of Common Stock outstanding after the offering.

 (3) Includes 15,600 shares of Common Stock that are issuable upon exercise of stock options. Includes 2,520,000 shares of Common Stock held by the Davidson Family Limited Partnership. Mr. Davidson disclaims beneficial ownership of 1,890,000 of these shares, reflecting the limited partner interests held by his children in the limited partnership.

 (4) Includes 381,600 shares of Common Stock that are issuable upon exercise of stock options.

 (5) Includes 647,430 shares of Common Stock that are issuable upon exercise of stock options.

 (6) Includes 56,100 shares of Common Stock that are issuable upon exercise of stock options.

 (7) Includes 9,600 shares of Common Stock that are issuable upon exercise of stock options.

 (8) Includes 115,488 shares of Common Stock that are issuable upon exercise of stock options. Includes 39,132 shares of Common Stock held by the Goss Joint Venture. Mr. Goss disclaims beneficial ownership of 26,658 of these shares, reflecting the joint venture interests held by Mr. Goss' father and two sisters. Of the shares offered, 27,932 are owned by the Goss Joint Venture and 42,827 are owned by Mr. Goss.

 (9) Includes 9,600 shares of Common Stock that are issuable upon exercise of stock options.

(10) Includes 42,000 shares of Common Stock that are issuable upon exercise of stock options.

(11) Includes 9,600 shares of Common Stock that are issuable upon exercise of stock options.

(12) Includes 60,000 shares of Common Stock that are issuable upon exercise of stock options.

(13) PZL Limited is owned by David and Patricia Lamb. David Lamb is Richard Lamb's brother.

(14) Mr. McFadden was a director of the Company from May 1993 to February
     1997.

(15) Includes 279,000 shares of Common Stock that are issuable upon exercise of stock options. Mr. Sanchez is Vice President of Western Sales for the Company.

(16) Includes 43,200 shares of Common Stock that are issuable upon exercise of stock options. Mr. Skenderian was a director of the Company from January 1994 to October 1997.

                         DESCRIPTION OF CAPITAL STOCK

  The authorized capital stock of the Company currently consists of 24,000,000 shares of Common Stock, par value $0.01 per share and 12,000,000 shares of Preferred Stock, par value $.01 per share. Immediately following the completion of the offering, the Company estimates that approximately 10,687,174 shares of Common Stock will be issued and outstanding (assuming no exercise of the Underwriters' over-allotment option). No shares of Preferred Stock will be issued and outstanding. The Company anticipates that immediately prior to the consummation of this offering there will be 55 holders of Common Stock. In May 1998, the Company will effect the Stock Split.

  The following description of the Company's capital stock is a summary of the material terms of such stock.

COMMON STOCK

  Upon the completion of this offering, the Common Stock will be publicly traded on the Nasdaq National Market under the symbol "BBAR." The holders of Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders. There are no cumulative voting rights, the absence of which will, in effect, allow the holders of a majority of the outstanding shares of Common Stock to elect all the directors then standing for election. The absence of cumulative voting rights could have the effect of delaying, deterring or preventing a change of control of the Company. Subject to preferential rights of any outstanding Preferred Stock, holders of Common Stock are entitled to receive ratably such dividends as may be declared by the Board of Directors out of funds legally available therefor. See "Dividend Policy." If the Company liquidates, dissolves, or winds up, the holders of Common Stock are entitled to share ratably in all assets remaining after payment of liabilities and satisfaction of preferential rights of any outstanding shares of Preferred Stock. The Common Stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the Common Stock. The outstanding shares of Common Stock are, and the shares of Common Stock to be issued upon completion of this offering will be, fully paid and non-assessable.

PREFERRED STOCK

  As of March 31, 1998, 3,806,910 shares of the Company's Series A Preferred Stock were outstanding. All holders of the Company's Series A Preferred Stock have agreed to convert each share of the Series A Preferred Stock into one share of Common Stock immediately prior to the consummation of this offering (the "Preferred Stock Conversion"), resulting in the issuance of an aggregate of 3,806,910 shares of Common Stock after giving effect to the Stock Split. Unless otherwise indicated, all information in this Prospectus gives effect to the Preferred Stock Conversion. The holders of Series A Preferred Stock presently outstanding are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders. Holders of Series A Preferred Stock presently outstanding are entitled to receive ratably such dividends as may be declared by the Board of Directors out of funds legally available therefor. See "Dividend Policy." Each share of Series A Preferred Stock presently outstanding is convertible into one share of Common Stock. If the Company liquidates, dissolves, or winds up, the holders of Series A Preferred Stock are entitled to receive payment in cash of $0.38 per share before any amount can be paid to holders of Common Stock.

  Pursuant to the Company's Certificate of Incorporation, the Board of Directors is authorized to issue Preferred Stock in one or more series and to fix by resolution the rights, preferences, privileges, and restrictions thereof, including voting rights, dividend rights, dividend rates, conversion rights, terms of redemption, redemption prices, liquidation preferences, and the number of shares constituting any series or the designation of such series, without further vote or action by the stockholders. The issuance of Preferred Stock could have the effect of delaying, deterring or preventing a change in control of the Company without further action of the stockholders. The issuance of Preferred Stock with voting and conversion rights could adversely affect the voting power of the holders of Common Stock, including the loss of voting control to others. See "Risk Factors--Possible Anti-Takeover Effect of Certain Charter Provisions."

REGISTRATION RIGHTS AGREEMENT

  Thomas R. Davidson, the Company's co-founder and Chairman of the Board, and the Davidson Family Limited Partnership, an affiliate of Mr. Davidson (together with Mr. Davidson, "Davidson") have entered into a Registration Rights Agreement with the Company. Under the terms of the Registration Rights Agreement, Davidson has the right, commencing six months after the completion of this offering, to cause the Company to file registration statements with respect to shares of Common Stock held by Davidson on two separate occasions. If the Company proposes to register any of its securities under the Securities Act, either for its own account or for the account of others, Davidson is entitled, subject to certain limitations and exceptions, to notice of such registration and is entitled to include shares of Common Stock therein. In addition, at any time the Company becomes eligible to file registration statements on Form S-3 under the Securities Act, Davidson may request that the Company file a registration statement on Form S-3 with respect to shares of Common Stock held by Davidson, provided that such registration statement contains only the information required by Form S-3. All fees, costs, and expenses of any such registration, including underwriting fees and commissions, will be borne by Davidson in proportion to the number of shares of Common Stock sold by Davidson in the registered offering.

POSSIBLE ANTI-TAKEOVER EFFECT OF CERTAIN CHARTER PROVISIONS

  The Company's Bylaws require that stockholders give advance notice to the Company's Secretary of any directorship nominations or other business to be brought by stockholders at any stockholders' meeting. The Certificate of Incorporation requires the approval of 75% of the Company's voting stock to amend certain provisions of the Certificate of Incorporation. The existence of authorized but unissued and unreserved Common Stock and Preferred Stock may enable the Board of Directors to issue shares to persons friendly to current management which could render more difficult or discourage an attempt to obtain control of the Company by means of a proxy contest, tender offer, merger, or otherwise, and thereby protect the continuity of the Company's management. These provisions may have the effect of precluding some stockholders from bringing matters before the stockholders and of deterring hostile takeovers or delaying changes in control or management of the Company. See "Risk Factors--Possible Anti-Takeover Effect of Certain Charter Provisions."

  The Company's Board of Directors is divided into three classes of directors serving staggered three-year terms. At least two annual meetings of stockholders, instead of one, generally will be required to change the majority of the Company's Board of Directors, so it is more difficult for the stockholders of the Company to change the management of the Company than if the Board of Directors were not classified. In addition, the presence of a classified Board of Directors could make it more difficult for a third party to acquire, or could discourage a third party from attempting to acquire, control of the Company and, therefore, may limit the price that certain investors might be willing to pay in the future for shares of Common Stock. See "Management."

  Under the Delaware General Corporation's Law, as amended from time to time (the "DGCL") in the case of a corporation having a classified board and not having a provision in its Certificate to the contrary (as is the case with the Company), stockholders may remove a director only for cause.

CERTAIN PROVISIONS OF DELAWARE LAW

  The Company is a Delaware corporation and, upon consummation of this offering, will be subject to Section 203 of the DGCL. In general, Section 203 prevents an "interested stockholder" (defined generally as a person owning 15% or more of a corporation's outstanding voting stock) from engaging in a "business combination" (as defined therein) with a Delaware corporation for three years following the date such person became an interested stockholder unless (i) before such person became an interested stockholder, the board of directors of the corporation approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination, (ii) upon consummation of the transaction that resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owns at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding shares owned by persons who are both officers and directors of the corporation and shares held by certain employee stock ownership plans) or (iii) on or following the transaction in which such person became an interested stockholder, the business combination is approved by the board of directors of the corporation and authorized at a meeting of stockholders by the affirmative vote of the holders of at least two-thirds of the outstanding voting stock of the corporation not owned by the interested stockholder.

LIMITATION OF LIABILITY AND INDEMNIFICATION AGREEMENTS

  The Company's Certificate of Incorporation provides that to the fullest extent permitted by the DGCL, a director of the Company will not be liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director. Under the DGCL, liability of a director cannot be limited
(i) for any breach of the director's duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (iii) in respect of certain unlawful dividend payments or stock redemptions or repurchases, or
(iv) for any transaction from which the director derives an improper personal benefit. The effect of the provisions of the Company's Certificate of Incorporation is to eliminate the rights of the Company and its stockholders (through stockholders' derivative suits on behalf of the Company) to recover monetary damages against a director for breach of the fiduciary duty of care as a director (including breaches resulting from negligent or grossly negligent behavior), except in the situations described in clauses (i) through
(iv) above. This provision does not limit or eliminate the rights of the Company or any stockholder to seek nonmonetary relief such as an injunction or rescission if a director breaches his or her duty of care. In addition, the Company's Certificate of Incorporation and Bylaws provide that the Company will indemnify its directors, officers, employees, and agents against losses incurred by any such person by reason of the fact that such person was acting in such capacity.

  The Company has entered into contracts with each of the directors and executive officers of the Company under which the Company must indemnify them from claims, liabilities, damages, expenses, losses, costs, penalties or amounts paid in settlement incurred by them in or arising out of their work for or on behalf of the Company, to the maximum extent provided by applicable law. In addition, such parties are entitled to an advance of expenses in such matters, to the maximum extent authorized or permitted by law.

CERTAIN ANTI-TAKEOVER EFFECTS

  The provisions of the Certificate of Incorporation and the Bylaws of the Company summarized above could be deemed to have anti-takeover effects and could delay, defer, or prevent a tender offer or takeover attempt that a stockholder might consider to be in such stockholder's best interest, including attempts that might result in a premium over the market price for the shares held by stockholders. See "Risk Factors--Possible Anti-Takeover Effect of Certain Charter Provisions."

TRANSFER AGENT OR REGISTRAR

  The Transfer Agent and Registrar for the Common Stock is American Stock Transfer & Trust Company.

LISTING

  Before this offering, there has not been a public trading market for the Common Stock. The Company has applied for listing of the Common Stock on the NASDAQ National Market, upon notice of issuance, under the symbol "BBAR."

                        SHARES ELIGIBLE FOR FUTURE SALE

SALES OF RESTRICTED SECURITIES

  Upon the consummation of this offering, the Company will have outstanding 11,051,956 shares of Common Stock, assuming no exercise of options after April 30, 1998. All of the 2,400,000 shares offered hereby may be resold immediately in the public market. Beginning 180 days after the date of this Prospectus, upon expiration of lock-up agreements between the representatives of the Underwriters and officers, directors and certain stockholders of the Company, approximately 2,248,464 additional shares will be eligible for sale without restriction under Rule 144(k) under the Securities Act of 1933, as amended (the "Securities Act") and 5,695,966 additional shares will be eligible for sale subject to compliance with the restrictions of Rule 144. Any early release of the lock-up agreement by the Underwriters, which, if granted, could permit sales of a substantial number of shares and could adversely affect the trading price of the Company's shares, may not be accompanied by an advance public announcement by the Company. See "Risk Factors--Shares Eligible for Future Sale."

  In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated) who has beneficially owned restricted shares for at least one year, will be entitled to sell in any three-month period a number of shares that does not exceed the greater of (i) one percent of the number of shares of Common Stock then outstanding (approximately 110,520 shares immediately after the offering) or (ii) the average weekly trading volume of the Company's Common Stock as reported through the Nasdaq National Market during the four calendar weeks immediately preceding the filing of a Form 144 for such sale with the Securities and Exchange Commission (the "Commission"). Sales under Rule 144 are also subject to certain requirements relating to manner of sale, notice, and availability of current public information about the Company. A person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of the Company at any time during the 90 days immediately preceding the sale and who has beneficially owned restricted shares for at least two years is entitled to sell such shares under Rule 144(k) without regard to the requirements described above.

OPTIONS

  In general, Rule 701 permits resales of shares issued pursuant to certain compensatory benefit plans and contracts commencing 90 days after the issuer becomes subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, in reliance upon Rule 144(k). In addition, the Company intends to file a registration statement on Form S-8 under the Securities Act within 30 days after the date of this Prospectus to register 4,689,000 shares of Common Stock reserved for issuance under the Company's 1993 Plan, 1997 Plan, and 1998 Plan. As of April 30, 1998, options to purchase 1,892,412 shares were outstanding under the 1993 Plan and 1997 Plan, and options to purchase 358,308 shares were outstanding outside of both plans. No options have been granted under the 1998 Plan. Of the shares issuable upon exercise of these options, 53,676 are issuable to non-affiliates. Upon expiration of the 180-day lock-up period and subject to vesting and exercisability restrictions, all shares issued upon exercise of these options may be resold in the public market without restriction under either Rule 701 or the registration statement on Form S-8, subject to certain restrictions for affiliates.

                                 UNDERWRITING

  Subject to the terms and conditions of the Underwriting Agreement, the Underwriters named below, through their Representatives, Hambrecht & Quist LLC and Adams, Harkness & Hill, Inc. have severally agreed to purchase from the Company and the Selling Stockholders the following respective numbers of shares of Common Stock:

                                                                      NUMBER OF
   NAME                                                                SHARES
   ----                                                              -----------
     Hambrecht & Quist LLC..........................................
     Adams, Harkness & Hill, Inc....................................
                                                                     -----------
     Total..........................................................   2,400,000
                                                                     ===========

  The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent, including the absence of any material adverse change in the Company's business and the receipt of certain certificates, opinions and letters from the Company, its counsel and independent auditors. The nature of the Underwriters' obligation is such that they are committed to purchase all shares of Common Stock offered hereby if any of such shares are purchased.

  The Underwriters propose to offer the shares of Common Stock directly to the public at the initial public offering price set forth on the cover page of this Prospectus and to certain dealers at such price less a concession not in
excess of $        per share. The Underwriters may allow, and such dealers may
re-allow, a concession not in excess of $        per share to certain other
dealers. After the offering, the offering price and other selling terms can be changed by the Representatives. The Representatives have informed the Company that the Underwriters do not intend to confirm discretionary sales in excess of five percent of the shares of Common Stock hereby.

  The Selling Stockholders have granted to the Underwriters an option exercisable no later than 30 days after the date of this Prospectus, to purchase up to 360,000 additional shares of Common Stock at the offering price, less the underwriting discount set forth on the cover page of this Prospectus. To the extent the Underwriters exercise this option, each of the Underwriters will have a firm commitment to purchase approximately the same percentage thereof which the number of shares of Common Stock to be purchased by it shown in the above table bears to the total number of shares of Common Stock offered hereby. The Company will be obligated, pursuant to the option, to sell such shares to the Underwriters to the extent the option is exercised. The Underwriters may exercise such option only to cover over-allotments made in connection with the sale of shares of Common Stock offered hereby.

  The offering of the shares is made for delivery when, as and if accepted by the Underwriters and subject to prior sale and to withdrawal, cancellation or modification of the offering without notice. The Underwriters reserve the right to reject an order for the purchase of shares in whole or in part.

  The Company and the Selling Stockholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act, and to contribute to payments the Underwriters may be required to make in respect thereof.

  The officers and directors and substantially all of the other stockholders of the Company, who will beneficially own in the aggregate 8,242,498 shares of Common Stock after the offering, have agreed, subject to certain exceptions, that they will not, without the prior written consent of Hambrecht & Quist LLC, offer, sell or otherwise dispose of any shares of Common Stock, options or warrants to acquire shares of Common Stock or securities exchangeable for or convertible into shares of Common Stock owned by them during the 180-day period following the date of this Prospectus. The Company has agreed that it will not, without the prior written consent of Hambrecht & Quist LLC, offer, sell or otherwise dispose of any shares of Common Stock, options or warrants to acquire shares of Common Stock or securities exchangeable for or convertible into shares of Common Stock during the 180-day period following the date of this Prospectus, except that the Company may issue shares upon the exercise of options granted prior to the date hereof, and may grant additional options under its stock incentive plans, provided that, without the prior written consent of Hambrecht & Quist LLC, such additional options shall not be exercisable during such period.

  The Underwriters have reserved for sale, at the initial public offering price, shares of Common Stock for certain employees, directors, vendors, and affiliates of the Company who have expressed an interest in purchasing shares of Common Stock. These employees, directors, and other persons are expected to purchase, in the aggregate, not more than 5.9% of the Common Stock offered in the offering. The number of shares available for sale to the general public in the offering will be reduced to the extent these persons purchase the reserved shares. Any reserved shares not so purchased will be offered to the general public on the same basis as the other shares offered hereby.

  Prior to this offering, there has been no public market for the Common Stock. The initial public offering price for the Common Stock will be determined by negotiations between the Company, the Selling Stockholders, and the Representatives. Among the factors to be considered in determining the initial public offering price are prevailing market and economic conditions, revenues and earnings of the Company, market valuations of other companies engaged in activities similar to the Company, estimates of the business potential and prospects of the Company, the present state of the Company's business operations, the Company's management, and other factors deemed relevant. The estimated initial public offering price set forth on the cover of this preliminary prospectus is subject to change as a result of market conditions and other factors.

  Certain persons participating in this offering may overallot or effect transactions which stabilize, maintain or otherwise affect the market price of the Common Stock at levels above those which might otherwise prevail in the open market, including by entering stabilizing bids, effecting syndicate covering transactions or imposing penalty bids. A stabilizing bid means the placing of any bid or the effecting of any purchase, for the purpose of pegging, fixing or maintaining the price of the Common Stock. A syndicate covering transaction means the placing of any bid on behalf of the underwriting syndicate or the effecting of any purchase to reduce a short position created in connection with the offering. A penalty bid means an arrangement that permits the Underwriters to reclaim a selling concession from a syndicate member in connection with the offering when shares of Common Stock sold by the syndicate member are purchased in syndicate covering transactions. Such transactions may be effected on the Nasdaq National Market, in the over-the-counter market, or otherwise. Such stabilizing, if commenced, may be discontinued at any time.

                                 LEGAL MATTERS

  The validity of the Common Stock offered hereby will be passed upon for the Company by O'Melveny & Myers LLP, Los Angeles, California. Certain legal matters in connection with the offering will be passed upon for the Underwriters by Brobeck, Phleger & Harrison LLP, Palo Alto, California.

                                    EXPERTS

  The audited financial statements and schedule included in this Prospectus and elsewhere in the Registration Statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports.

                            ADDITIONAL INFORMATION

  The Company has filed with the Commission a Registration Statement on Form S-1 under the Securities Act with respect to the Common Stock offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits to it. Certain items are omitted in accordance with the rules and regulations of the Commission. For further information with respect to the Company and the Common Stock offered hereby, reference is made to the Registration Statement and the exhibits filed as a part of it. Statements contained in this Prospectus as to the contents of any contract or any other document referred to are not necessarily complete and, in each instance, if such contract or document is filed as an exhibit to the Registration Statement, reference is made to the copy of such contract or document filed as an exhibit, each such statement being qualified in all respects by such reference to such exhibit. The Registration Statement, including the exhibits, as well as the reports and other information filed by the Company with the Commission, can be inspected without charge at the public reference facilities maintained by the Commission in Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's regional offices located at the Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and 7 World Trade Center, 13th Floor, New York, NY 10048, and copies of all or any part thereof can be obtained from such office after payment of fees prescribed by the Commission. The Commission maintains a Web site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. In addition, after being approved for listing on the Nasdaq National Market, upon notice of issuance, the Common Stock, reports and other information concerning the Company can be inspected at the offices of Nasdaq.

                              BALANCE BAR COMPANY

                         INDEX TO FINANCIAL STATEMENTS

                                                                           PAGE
                                                                           ----
Report of Independent Public Accountants.................................. F-2
Balance Sheets as of December 31, 1996 and 1997 and March 31, 1998........ F-3
Statements of Operations for the years ended December 31, 1995, 1996 and
 1997 and the three months ended March 31, 1997 and 1998.................. F-4
Statements of Shareholders' Equity for the years ended December 31, 1995,
 1996 and 1997 and the three months ended March 31, 1997 and 1998......... F-5
Statements of Cash Flows for the years ended December 31, 1995, 1996 and
 1997 and the three months ended March 31, 1997 and 1998.................. F-6
Notes to Financial Statements............................................. F-7

                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Balance Bar Company:

  We have audited the accompanying balance sheets of Balance Bar Company (a Delaware corporation) as of December 31, 1996 and 1997, and the related statements of operations, shareholders' equity and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Balance Bar Company, as of December 31, 1996 and 1997, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1997 in conformity with generally accepted accounting principles.

                                          ARTHUR ANDERSEN LLP

Los Angeles, California
May 15, 1998

                              BALANCE BAR COMPANY

                                 BALANCE SHEETS
                      (AMOUNTS IN 000'S, EXCEPT PAR VALUE)

                                                          DECEMBER 31,
                                                         ---------------
                                                                          MARCH 31,
                                                          1996    1997      1998
                                                         ------  ------- -----------
                         ASSETS
                         ------                                          (UNAUDITED)
CURRENT ASSETS:
  Cash.................................................. $1,119  $    89   $    89
  Accounts receivable, net of allowance for doubtful
   accounts of $22 in 1996 and $46 in 1997 and 1998.....  1,435    3,444     5,777
  Income taxes receivable...............................     --      374        --
  Inventories...........................................    583    3,806     5,301
  Prepaids and other....................................     23    1,381     1,542
  Deferred taxes........................................    139      344       344
                                                         ------  -------   -------
      Total current assets..............................  3,299    9,438    13,053
                                                         ------  -------   -------
PROPERTY AND EQUIPMENT, net.............................     56    1,011     1,172
OTHER ASSETS............................................     19      347       469
                                                         ------  -------   -------
                                                         $3,374  $10,796   $14,694
                                                         ======  =======   =======
          LIABILITIES AND SHAREHOLDERS' EQUITY
          ------------------------------------
CURRENT LIABILITIES:
  Current portion of long-term debt..................... $   --  $    85   $    88
  Short-term borrowings.................................     --    1,100     3,400
  Accounts payable......................................    606    4,201     3,824
  Accrued commissions...................................     97      121       417
  Other accrued expenses................................    146      957       736
  Income taxes payable..................................    363       --       466
                                                         ------  -------   -------
      Total current liabilities.........................  1,212    6,464     8,931
                                                         ------  -------   -------
LONG-TERM DEBT, net of current portion..................     --      228       202
                                                         ------  -------   -------
COMMITMENTS AND CONTINGENCIES
SHAREHOLDERS' EQUITY:
  Common stock, $.01 par value
    Authorized--24,000 shares
    Issued and outstanding--9,268 shares in 1996, 9,345
     shares in 1997 and 9,684 in 1998...................     93       93        97
  Additional paid-in capital............................  2,142    2,424     2,593
  Retained earnings (deficit)...........................    (73)   1,587     2,871
                                                         ------  -------   -------
                                                          2,162    4,104     5,561
                                                         ------  -------   -------
                                                         $3,374  $10,796   $14,694
                                                         ======  =======   =======

      The accompanying notes are an integral part of these balance sheets.

                              BALANCE BAR COMPANY

                            STATEMENTS OF OPERATIONS
                   (AMOUNTS IN 000'S, EXCEPT PER SHARE DATA)

                                                               THREE MONTHS
                                 YEARS ENDED DECEMBER 31,    ENDED MARCH 31,
                                 --------------------------  -----------------
                                  1995      1996     1997     1997      1998
                                 -------- -------- --------  -------  --------
                                                               (UNAUDITED)
SALES........................... $ 1,262  $ 10,544 $ 39,634  $ 6,136  $ 17,457
COST OF SALES...................     593     5,272   19,801    2,970     9,014
                                 -------  -------- --------  -------  --------
    Gross profit................     669     5,272   19,833    3,166     8,443
                                 -------  -------- --------  -------  --------
EXPENSES:
  Advertising...................     157     1,083    7,481      849     1,630
  Selling and marketing.........     355     1,536    7,204    1,130     3,522
  General and administrative....     237       797    2,299      417     1,057
  Interest (income) expense.....       4        16      (27)      (5)       58
                                 -------  -------- --------  -------  --------
    Total expenses..............     753     3,432   16,957    2,391     6,267
                                 -------  -------- --------  -------  --------
    Income (loss) before income
     taxes......................     (84)    1,840    2,876      775     2,176
INCOME TAXES....................       1       225    1,216      328       892
                                 -------  -------- --------  -------  --------
    Net income (loss)........... $   (85) $  1,615 $  1,660  $   447  $  1,284
                                 =======  ======== ========  =======  ========
EARNINGS (LOSS) PER SHARE:
    Basic....................... $ (0.01) $   0.19 $   0.18  $  0.05  $   0.13
                                 =======  ======== ========  =======  ========
    Diluted..................... $ (0.01) $   0.17 $   0.15  $  0.04  $   0.11
                                 =======  ======== ========  =======  ========
WEIGHTED AVERAGE NUMBER OF
 SHARES OUTSTANDING:
    Basic.......................   7,800     8,410    9,302    9,268     9,599
                                 =======  ======== ========  =======  ========
    Diluted.....................   7,800     9,343   11,043   11,434    11,683
                                 =======  ======== ========  =======  ========


   The accompanying notes are an integral part of these financial statements.

                              BALANCE BAR COMPANY

                       STATEMENTS OF SHAREHOLDERS' EQUITY
                               (AMOUNTS IN 000'S)

                                      COMMON STOCK  ADDITIONAL RETAINED
                                      -------------  PAID-IN   EARNINGS
                                      SHARES AMOUNT  CAPITAL   (DEFICIT) TOTAL
                                      ------ ------ ---------- --------- ------
BALANCE, December 31, 1994..........  7,713   $77     $1,542    $(1,603) $   16
  Exercise of stock options.........     24    --         --         --      --
  Issuance of common stock as
   compensation for services........     90     1         --         --       1
  Conversion of convertible bonds...    426     5         66         --      71
  Net loss..........................     --    --         --        (85)    (85)
                                      -----   ---     ------    -------  ------
BALANCE, December 31, 1995..........  8,253    83      1,608     (1,688)      3
  Exercise of stock options.........     15    --         --         --      --
  Issuance of common stock as
   compensation for services........    196     2         65         --      67
  Conversion of convertible bonds...    804     8        193         --     201
  Compensation expense in connection
   with issuance of stock options...     --    --        276         --     276
  Net income........................     --    --         --      1,615   1,615
                                      -----   ---     ------    -------  ------
BALANCE, December 31, 1996..........  9,268    93      2,142        (73)  2,162
  Exercise of stock options.........     58    --         13         --      13
  Issuance of common stock as
   compensation for services........     19    --         60         --      60
  Compensation expense in connection
   with issuance of stock options...     --    --        209         --     209
  Net income........................     --    --         --      1,660   1,660
                                      -----   ---     ------    -------  ------
BALANCE, December 31, 1997..........  9,345    93      2,424      1,587   4,104
                                      -----   ---     ------    -------  ------
  Exercise of stock options,
   including tax benefit............    339     4        101         --     105
  Compensation expense in connection
   with issuance of stock options...     --    --         68         --      68
  Net income........................     --    --         --      1,284   1,284
                                      -----   ---     ------    -------  ------
BALANCE, March 31, 1998 (unaudited).  9,684   $97     $2,593    $ 2,871  $5,561
                                      =====   ===     ======    =======  ======


   The accompanying notes are an integral part of these financial statements.

                              BALANCE BAR COMPANY

                            STATEMENTS OF CASH FLOWS
                               (AMOUNTS IN 000'S)

                                                                THREE MONTHS
                                            YEARS ENDED            ENDED
                                            DECEMBER 31,         MARCH 31,
                                         --------------------  ---------------
                                         1995   1996    1997    1997    1998
                                         ----  ------  ------  ------  -------
                                                                (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES:
 Net income (loss)...................... $(85) $1,615  $1,660  $  447  $ 1,284
 Adjustments to reconcile net income
  (loss) to net cash provided by (used
  in) operating activities:
     Depreciation and amortization......   12      17     175       9      149
     Compensation expense in connection
      with issuance of common stock and
      stock options.....................    1     343     269      38       68
     Other..............................   --      11      --      --      --
     Changes in operating assets and
      liabilities:
      Accounts receivable...............  (24) (1,385) (2,009)   (677)  (2,333)
      Income tax receivable.............   --      --    (374)     --      374
      Inventories.......................  (24)   (558) (3,223)   (451)  (1,495)
      Prepaids and other................    5     (17) (1,371)   (149)    (161)
      Deferred taxes....................   --    (139)   (205)     --      --
      Accounts payable..................   42     505   3,595     679     (377)
      Accrued expenses..................   32     180     679     210      127
      Income taxes payable..............   --     363    (363)     (2)     519
                                         ----  ------  ------  ------  -------
       Net cash provided by (used in)
        operating activities............  (41)    935  (1,167)    104   (1,845)
                                         ----  ------  ------  ------  -------
CASH FLOWS FROM INVESTING ACTIVITIES:
 Purchases of property and equipment....   (3)    (51) (1,114)    (78)    (310)
                                         ----  ------  ------  ------  -------
CASH FLOWS FROM FINANCING ACTIVITIES:
 Increase in short-term borrowings......   --      --   1,100      --    2,300
 Proceeds from long-term debt...........   --      --     300      --      --
 Payments of long-term debt ............   (5)     --      (3)     --      (23)
 Proceeds from issuance of convertible
  bonds.................................   71     201      --      --      --
 Proceeds from exercise of stock
  options...............................   --      --      13      --       52
 Initial public offering costs..........   --      --    (159)     --     (174)
                                         ----  ------  ------  ------  -------
       Net cash provided by financing
        activities......................   66     201   1,251      --    2,155
                                         ----  ------  ------  ------  -------
NET INCREASE (DECREASE) IN CASH.........   22   1,085  (1,030)     26      --
CASH, beginning of period...............   12      34   1,119   1,119       89
                                         ----  ------  ------  ------  -------
CASH, end of period..................... $ 34  $1,119  $   89  $1,145    $  89
                                         ====  ======  ======  ======  =======

   The accompanying notes are an integral part of these financial statements.

                              BALANCE BAR COMPANY

                         NOTES TO FINANCIAL STATEMENTS

                     DECEMBER 31, 1997 AND MARCH 31, 1998
            (INCLUDING INFORMATION APPLICABLE TO UNAUDITED PERIODS)

1. THE COMPANY

  Balance Bar Company, a Delaware corporation, (the Company) develops and markets branded food products in convenient, good tasting, balanced nutritional formulations. The Company's name was changed from Bio-Engineered Foods, Inc. in 1997. The Company's current products, the "BALANCE--THE COMPLETE NUTRITIONAL FOOD" bar and the "40-30-30 BALANCE" powdered drink mix, are based on caloric proportions of 40% carbohydrates, 30% protein and 30% dietary fat. During all periods presented, 90% or more of the Company's revenue was derived from sales of its Balance bar (in multiple flavors and two sizes).

2. CONCENTRATIONS OF RISK

  Accounts receivable are unsecured and the Company is at risk to the extent such amounts become uncollectable. As of December 31, 1996, two customers comprised 31% and 19% of accounts receivable. As of December 31, 1997, two customers comprised 18% and 17% of accounts receivable, respectively. As of March 31, 1998, four customers comprised 17%, 13%, 12% and 10% of accounts receivable, respectively.

  During the year ended December 31, 1995, the Company did not have sales to any customer that represented greater than 10% of sales. During the year ended December 31, 1996, the Company had sales to two customers that represented approximately 26% and 14%, respectively, of sales. During the year ended December 31, 1997, the Company had sales to one customer that represented approximately 25% of sales. In February 1998, the Company entered into a two year exclusive sales agreement with this customer. For the three months ended March 31, 1998, the Company had sales to three customers that represented approximately 21%, 16% and 13%, respectively, of sales. The Company's customers are comprised primarily of distributors and retailers and are located primarily throughout the United States, and to a lesser extent Canada and Japan. Sales to customers outside the United States were less than 10 percent of sales for all periods presented.

  The Company has no internal capacity to produce its products and relies on two contract manufacturers to produce its products. One manufacturer is located in California and the other in Eastern Canada. The partial or total loss of supply from either of these contract manufacturers would adversely affect the Company's ability to fulfill orders and make timely delivery of products. The Company has entered into long-term supply contracts with the two contract manufacturers that require the Company to purchase minimum numbers of bars per year and the contract manufacturers to supply specified numbers of bars per year. If the production capacity of the two contract manufacturers is insufficient to fill sales orders, the Company will attempt to use other contract manufacturers. The Company may not be able to establish additional production sources at acceptable prices that meet quality and capacity requirements at other contract manufacturers, if necessary.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  a. Use of Estimates

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  b. Unaudited Interim Financial Statements

    The unaudited financial statements for the three months ended March 31, 1997 and 1998 omit certain footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles. All adjustments, consisting only of normal recurring adjustments, necessary to present fairly the financial condition at March 31, 1998, and the results of operations and cash flows for the three months ended March 31, 1997 and 1998 have been included in the accompanying unaudited financial statements.

  c. Inventories

    Inventories are valued at the lower of cost (first-in, first-out) or market and consist of the following at December 31, 1996 and 1997 and March 31, 1998 (in 000's):

                                                          DECEMBER
                                                             31,
                                                         -----------  MARCH 31,
                                                         1996  1997     1998
                                                         ---- ------ -----------
                                                                     (UNAUDITED)
   Balance bars......................................... $278 $2,074   $3,313
   Powdered drink mix...................................   --    473      767
   Packaging material and other.........................  305  1,259    1,221
                                                         ---- ------   ------
                                                         $583 $3,806   $5,301
                                                         ==== ======   ======

  d. Property and Equipment

    Property and equipment are stated at cost. Depreciation and amortization are computed using the straight-line method over each assets useful life ranging from one to seven years.

    The Company capitalizes expenditures that materially increase asset lives and charges ordinary repairs and maintenance to operations as incurred. When assets are sold or otherwise disposed of, the cost and related accumulated depreciation or amortization are removed from the accounts and any resulting gain or loss is included in operations.

  e. Deferred Offering Costs

    In connection with its proposed public offering of common stock, the Company has capitalized $315,000 and $437,000 of related costs as of December 31, 1997 and March 31, 1998, respectively. These costs are included in long-term other assets in the accompanying balance sheets and will be charged to common stock upon completion of the offering or otherwise to operations.

  f. Coupons

    The Company provides for coupon redemption costs at the time of coupon distribution. As of December 31, 1996 and 1997 and March 31, 1998, costs related to the redemption of distributed but unredeemed coupons were not material.

  g. Revenue Recognition

    The Company recognizes revenue at the time of shipment. The Company provides for estimated returns and allowances at the time of shipment.

  h. Advertising and Marketing

    The costs of advertising and marketing are expensed as the advertising takes place, as free samples and promotional materials are distributed and as promotional events are held. At December 31, 1997 and March 31, 1998, prepaids and other current assets in the accompanying balance sheets includes $1,015,000 and $1,347,000, respectively, of prepaid advertising.

  i. Statements of Cash Flows

    For purposes of the statements of cash flows, the Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

    Cash payments for interest were $4,000, $23,000 and $24,000 for the years ended December 31, 1995, 1996 and 1997, respectively and $62,000 for the three months ended March 31, 1998. Cash payments for taxes were $1,000, $1,000 and $2,159,000 for the years ended December 31, 1995, 1996 and 1997, respectively.

    Non-cash transactions excluded from the statements of cash flows consist of the conversion into common stock of $71,000 in 1995 and $201,000 in 1996 of convertible bonds.

  j. Earnings (Loss) Per Share

    Earnings (loss) per share is computed in accordance with Financial Accounting Standards (SFAS) No. 128, "Earnings per share." Earnings (loss) per share for the years ended December 31, 1996 and 1997 are based on the weighted average number of shares outstanding plus the dilutive effects of stock options. For the year ended December 31, 1995, stock options were not included as their effect would be anti-dilutive.

    The weighted average number of shares outstanding for the years ended December 31, 1995, 1996 and 1997 was 7,800,000, 8,410,000 and 9,302,000,
  respectively and for the three months ended March 31, 1997 and 1998 was 9,268,000 and 9,599,000, respectively. The dilutive effect of stock options for the years ended December 31, 1996 and 1997 was 933,000 and 1,741,000, respectively and for the three months ended March 31, 1997 and 1998 was 3,063,000 and 2,084,000, respectively.

  k. Fair Value of Financial Instruments

    Based on borrowing rates currently available for bank loans, the fair value of short-term borrowings and long-term debt approximates carrying values. The fair value of other financial instruments, consisting of cash, and short-term trade receivables and payables also approximate carrying values.

  l. New Authoritative Pronouncements

    In June 1997, the Financial Accounting Standards Board issued SFAS No. 130, "Reporting Comprehensive Income" (SFAS 130) and SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information" (SFAS
  131). SFAS 130 and SFAS 131 are effective in 1998. The Company does not have any items or other comprehensive income and, accordingly, SFAS 130 does not have any effect on the Company's financial reporting. The adoption of SFAS 131, in the first quarter of 1998, did not have a material impact on the Company's financial reporting.

4. PROPERTY AND EQUIPMENT

  Property and equipment consist of the following at December 31, 1996 and 1997 and March 31, 1998 (in 000's):

                                                           DECEMBER
                                                              31,
                                                          ------------  MARCH 31,
                                                          1996   1997     1998
                                                          ----  ------  ---------
   Furniture and fixtures................................ $16   $  264   $  385
   Machinery and equipment...............................  95      835      971
   Leasehold improvements................................  --      142      195
                                                          ---   ------   ------
                                                          111    1,241    1,551
   Less: Accumulated depreciation and amortization....... (55)    (230)    (379)
                                                          ---   ------   ------
                                                          $56   $1,011   $1,172
                                                          ===   ======   ======

5. SHORT-TERM BORROWINGS AND LONG-TERM DEBT

  In 1997, the Company obtained a line-of-credit, that is due on demand, with a bank that expires on June 1, 1998. The line-of-credit provides the Company with maximum borrowings of $3,500,000. Advances are limited to 75 percent of eligible accounts receivable and are secured by all of the company's assets. Interest accrues at the bank's prime rate (8.5 percent at December 31, 1997) plus one percent. As of December 31, 1997 and March 31, 1998, $1,100,000 and $3,400,000, respectively, was outstanding under this agreement.

  In March 1998, the Company increased the amount available under the line-of-credit to $9.0 million and extended the maturity to April 2000. The interest rate was reduced to the bank's prime rate (8.5 percent at March 31, 1998) plus 3/4%. Selected information regarding short-term borrowings for the year ended December 31, 1997 and for the three months ended March 31, 1998 is as follows (dollars in 000's):

                                                                  1997    1998
                                                                 ------  ------
      Average amount outstanding................................ $  208  $2,296
      Maximum amount outstanding................................ $1,100  $3,400
      Weighted average interest rate during period..............    9.5%    9.5%

  In December 1997, the Company obtained a $300,000 three year loan from a bank. The loan is secured by all of the Company's assets. Interest accrues at the bank's prime rate (8.5 percent at December 31, 1997 and March 31, 1998) plus one percent. The principal balance is due $82,000 in 1998, $99,000 in 1999, $109,000 in 2000 and $10,000 in 2001.

6. INCOME TAXES

  The Company accounts for income taxes under the provisions of SFAS No. 109, "Accounting for Income Taxes." Under SFAS No. 109, deferred income tax assets or liabilities are computed based on the temporary difference between the financial statement and income tax bases of assets and liabilities using the current marginal income tax rate. Deferred income tax expenses or credits are based on the changes in deferred income tax assets or liabilities from period to period.

  The provisions for income taxes for the years ended December 31, 1995, 1996 and 1997 are as follows (in 000's):

                                                                DECEMBER 31,
                                                              -----------------
                                                              1995 1996   1997
                                                              ---- ----  ------
      CURRENT:
        Federal.............................................. $--  $227  $1,116
        State................................................   1   137     305
                                                              ---  ----  ------
                                                                1   364   1,421
                                                              ---  ----  ------
      DEFERRED...............................................  --  (139)   (205)
                                                              ---  ----  ------
        Provision for income taxes........................... $ 1  $225  $1,216
                                                              ===  ====  ======

  Differences between the provision for income taxes and income taxes at the statutory federal income tax rate for the years ended December 31, 1996 and 1997 are as follows (dollars in 000's):

                                                           DECEMBER 31,
                                                      -------------------------
                                                         1996         1997
                                                      -----------  ------------
     Income tax at statutory federal rate............ $626   34.0% $  978  34.0%
     State income taxes, net of federal benefit......   80    4.3     187   6.5
     Effect of permanent differences.................   92    5.0      60   2.1
     Net operating loss carryforwards................ (547) (29.7)     --    --
     Other items, net................................  (26)  (1.4)     (9) (0.3)
                                                      ----  -----  ------  ----
                                                      $225   12.2% $1,216  42.3%
                                                      ====  =====  ======  ====

  Under SFAS No. 109, deferred tax assets are recognized for temporary differences that will result in deductible amounts in future periods. The components of the deferred income tax assets (liabilities) at December 31, 1996 and 1997 are as follows (in 000's):

                                                                 DECEMBER 31,
                                                                 --------------
                                                                  1996    1997
                                                                 ------  ------
      State taxes............................................... $   45  $  109
      Allowance for doubtful accounts...........................      9      68
      Inventory reserves........................................     --      23
      Depreciation..............................................     (3)    (15)
      Accrued liabilities.......................................     46      76
      Other.....................................................     42      83
                                                                 ------  ------
                                                                 $  139  $  344
                                                                 ======  ======

7. COMMITMENTS AND CONTINGENCIES

  The Company leases its facilities and certain property and equipment under long-term operating leases expiring at various dates through January 2001. Total rental expense for 1995, 1996 and 1997 and the three months ended March 31, 1998 was $22,000, $29,000, $131,000 and $62,000, respectively.

  Future minimum lease payments under operating leases are as follows (in
000's):

      Years ending December 31,
      1998................................................................. $245
      1999.................................................................  245
      2000.................................................................  164
      2001.................................................................   13
                                                                            ----
                                                                            $667
                                                                            ====

  Included in property and equipment is approximately $16,000 of equipment that is leased under a lease accounted for as a capital lease that expires December 31, 2001.

  The Company has been named as a defendant in various lawsuits arising out of the normal course of business. Management believes the final outcome of such claims will not have a material impact on the Company's financial position or results of operations.

  Certain advertising claims made by the Company have been challenged by two of the Company's competitors. The Company has agreed to not make certain advertising claims in the future. In April 1998, one competitor sued the Company seeking damages as a result of allegedly false and misleading advertising. The competitor also alleged that the Company, with one of the Company's sales executives who previously worked for the competitor, misappropriated trade secrets. The Company has general (including advertising injury), director and officer, and excess liability insurance. The Company was notified by one of its insurers that the insurer accepted the Company's director and officer liability claim, but because the lawsuit was recently filed, the Company has not yet received confirmation from any of its other insurers regarding their defense or acceptance of the Company's other insurance claims. The Company intends to vigorously defend this lawsuit. No provision has been made in the accompanying financial statements for any litigation costs or loss that might result from this lawsuit, if any, because the outcome is uncertain and no estimate can be made at this time.

8. SHAREHOLDERS' EQUITY

  In April 1998, the Company's shareholders approved a six-for-one stock split. The Company's financial statements have been retroactively adjusted, for all periods presented, to reflect the effect of the stock split.

  The Company had 3,806,910 shares of convertible preferred stock, $.01 par value, outstanding at December 31, 1995, 1996 and 1997 and March 31, 1998. In connection with the Company's initial public offering, the Company has obtained commitments from all of the holders of the convertible preferred stock to convert the preferred stock to Common Stock if the proposed initial offering is completed. This commitment expires in June 1998. The Company's financial statements have been retroactively adjusted, for all periods presented, to reflect the conversion of the preferred stock into common stock. For all periods presented, 12,000,000 shares of convertible preferred stock were authorized. No preferred stock will be authorized or outstanding after the initial public offering is completed.

  In 1997, the Company adopted SFAS No. 129 "Disclosure of Information About Capital Structure." Holders of the Company's common stock and convertible preferred stock are entitled to voting rights at the rate of one vote per share. Preferred stockholders are entitled to a liquidation preference of $0.38 per share. Preferred stock may be converted to common stock, at the rate of one share for one share, at any time. No dividend has ever been declared on the Company's common or convertible preferred stock.

  In 1995 and 1996, the Company issued $71,000 and $201,000 of 12 percent convertible bonds, respectively. These bonds were converted into common stock at the rate of $0.17 per share and $0.25 per share, respectively in the years the bonds were issued.

  At December 31, 1997 and March 31, 1998, the Company had two stock option plans, under which the Company is authorized to issue incentive and non-qualified stock options to its directors, officers, key employees and consultants totaling up to 2,580,000 shares of common stock. At December 31, 1997 and March 31, 1998, the Company had issued 467,508 and 473,508, respectively, stock options outside of these two stock option plans. At December 31, 1997 and March 31, 1998, 379,674 and 1,674 shares, respectively, are available for future grant under these two plans. Options are generally granted at exercise prices not less than the fair market value on the date of grant and expire 10 years after the date of grant. Options granted under these plans vest over various periods up to three years.

  The Company adopted SFAS No. 123, "Accounting for Stock Based Compensation" (SFAS 123) in 1996. As allowed by SFAS 123, the Company has elected to continue to measure compensation cost under Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25) and comply with the pro forma disclosure requirements of the new standard.

  A summary of the Company's outstanding options and activity follows for 1995, 1996 and 1997 and the three months ended March 31, 1998:

                                1995               1996                1997             MARCH 1998
                          ----------------- ------------------- ------------------- -------------------
                                   WEIGHTED            WEIGHTED            WEIGHTED            WEIGHTED
                          SHARES   AVERAGE   SHARES    AVERAGE   SHARES    AVERAGE   SHARES    AVERAGE
                           UNDER   EXERCISE   UNDER    EXERCISE   UNDER    EXERCISE   UNDER    EXERCISE
                          OPTION    PRICE    OPTION     PRICE    OPTION     PRICE    OPTION     PRICE
                          -------  -------- ---------  -------- ---------  -------- ---------  --------
                                                                                       (UNAUDITED)
OPTIONS OUTSTANDING,
 beginning of period....  234,408   $0.17     278,508   $0.09   2,609,322   $0.17   2,571,546   $0.18
  Granted...............  135,600    0.08   2,345,814    0.18      46,800    0.38     384,000    3.98
  Canceled..............  (67,500)   0.38          --      --     (26,088)   0.01      (1,200)   0.08
  Exercised.............  (24,000)   0.01     (15,000)   0.38     (58,488)   0.13    (338,844)   0.16
                          -------           ---------           ---------           ---------
OPTIONS OUTSTANDING, end
 of period..............  278,508   $0.09   2,609,322   $0.17   2,571,546   $0.18   2,615,502   $0.74
                          =======           =========           =========           =========
Options exercisable at
 end of period..........  278,508   $0.09   1,526,136   $0.15   2,002,656   $0.17   1,668,612   $0.17
                          =======           =========           =========           =========
Weighted average fair
 value of options
 granted during the
 period.................            $0.08               $0.38               $3.29               $5.50
                                    =====               =====               =====               =====

  The following table summarizes information about stock options outstanding at December 31, 1997:

                                 WEIGHTED AVERAGE
   EXERCISE                         REMAINING
    PRICES    NUMBER OUTSTANDING CONTRACTUAL LIFE NUMBER EXERCISABLE
   --------   ------------------ ---------------- ------------------
   $0.01             39,132          .5 years            39,132
   $0.08            192,900         7.3 years           192,900
   $0.17          2,156,226         8.2 years         1,684,224
   $0.42            183,288         9.0 years            86,400
                  ---------                           ---------
                  2,571,546                           2,002,656
                  =========                           =========

  The following table summarizes information about stock options outstanding at March 31, 1998 (unaudited):

                                   WEIGHTED AVERAGE
    EXERCISE                          REMAINING
     PRICES     NUMBER OUTSTANDING CONTRACTUAL LIFE NUMBER EXERCISABLE
    --------    ------------------ ---------------- ------------------
      $0.01            26,088          .2 years            26,088
      $0.08           168,900         7.0 years           168,900
      $0.17         1,853,226         8.0 years         1,381,224
      $0.42           207,288         8.8 years            92,400
   $1.67-$5.50        360,000         9.8 years                --
                    ---------                           ---------
                    2,615,502                           1,668,612
                    =========                           =========

  As permitted by SFAS 123, the Company continues to apply the accounting rules of APB 25 governing the recognition of compensation expense from its stock option plans. Such accounting rules measure compensation expense on the first date at which both the number of shares and the exercise price are known. Under the Company's plans, this would typically be the grant date. To the extent that the exercise price equals or exceeds the market value of the stock on the grant date, no expense is recognized. Compensation expense is recognized for options where the market value of the stock on the grant date exceeds the exercise price. The compensation expense is recognized immediately if vesting is at issuance or ratably over the vesting period if the options vest over time.

  Under the provisions of SFAS 123, equity instruments granted to non-employees are excluded from the pro forma disclosure requirements and are recorded as compensation expense at fair value in the accompanying statements of operations.

  During 1995, 1996 and 1997 and the three months ended March 31, 1998, the Company recorded compensation expense of $1,000, $313,000, $209,000 and $68,000, respectively, in connection with stock option and common stock grants to employees at exercise prices less than fair market value on the date of grant. During the years ended December 31, 1996 and 1997, the Company recorded compensation expense of $30,000 and $60,000, respectively, in connection with common stock grants to non-employees. To estimate the fair market values of stock option and common stock grants, the Company used cash equity transactions, estimated market multiples, developments in the Company's business (such as the addition of significant customers, the hiring of key personnel and the introduction of new products) and changes in levels of profits to value the grants.

  Had the Company applied the fair value based method of accounting, which is not required, to all grants of stock options, under SFAS 123, the Company would have recorded additional compensation expense and computed pro forma net income (loss) and earnings (loss) per share amounts as follows for 1995, 1996 and 1997 and the three months ended March 31, 1997 and 1998 (amounts in 000's except for per share data):

                                                 DECEMBER 31,       MARCH 31,
                                             --------------------- ------------
                                              1995    1996   1997  1997   1998
                                             ------  ------ ------ ----- ------
                                                                   (UNAUDITED)
   Additional compensation expense.......... $    3  $   64 $   37 $   6 $   47
   Pro forma net income (loss).............. $  (88) $1,555 $1,635 $ 447 $1,253
   Pro forma earnings (loss) per share:
     Basic.................................. $(0.01) $ 0.19 $ 0.18 $0.05 $ 0.13
     Diluted................................ $(0.01) $ 0.17 $ 0.15 $0.04 $ 0.11

  These pro forma amounts were determined by estimating the fair value of each option on its grant date using the Black-Scholes option-pricing model. Assumptions of 6.30 percent for risk free interest rate, 6 years for expected life, zero volatility and no expected dividends were applied to all grants in 1995 and 1996. Assumptions of 6.54 percent for risk free interest rate, 6 years for expected life, zero volatility and no expected dividends were applied to all grants in 1997.

9. RELATED PARTY TRANSACTIONS

  In December 1995, the Company entered into a management consulting agreement with a member of the board of directors. In 1996, the Company recorded $116,000 of expense in connection with this agreement.

  During 1997 and the three months ended March 31, 1998, the Company paid $44,000 and $13,000, respectively, to one member of the board of directors in connection with special services related to the Company's initial public offering.

10. 401(K) PLAN

  In 1997, the Company adopted a 401(k) Plan (the Plan). All employees are eligible to participate in the Plan after 3 months of service. The Company matches up to a percent of employee contributions made during the year. The total Company 401(k) matching contribution recognized for 1997 and the three months ended March 31, 1998 was $42,000 and $22,000, respectively.

11. EVENTS SUBSEQUENT TO YEAR END

  In April 1998, the Company filed a registration statement on Form S-1 to sell Common Stock in an initial public offering.

  In April 1998, the Company's shareholders ratified a six-for-one split of the Company's Common and Preferred Stock. The Company's financial statements have been retroactively adjusted, for all periods presented, to reflect the effect of the stock split. The Company's shareholders also ratified an increase of 309,000 in the number of stock options the Company is authorized to issue under an existing stock option plan and ratified the adoption of a new stock option plan, under which the Company is authorized to issue 1,800,000 shares of Common Stock upon the exercise of stock options.

  In April and May 1998, 365,232 shares of Common Stock were issued in connection with the exercise of stock options.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

   NO DEALER, SALESPERSON OR
 OTHER PERSON HAS BEEN AUTHORIZED
 TO GIVE ANY INFORMATION OR TO
 MAKE ANY REPRESENTATIONS OTHER
 THAN THOSE CONTAINED IN THIS
 PROSPECTUS AND, IF GIVEN OR
 MADE, SUCH INFORMATION OR
 REPRESENTATIONS MUST NOT BE
 RELIED UPON AS HAVING BEEN
 AUTHO- RIZED BY THE COMPANY, ANY
 SELLING STOCKHOLDER OR THE
 UNDERWRITERS. THIS PROSPECTUS
 DOES NOT CONSTITUTE AN OFFER TO
 SELL OR A SOLICITATION OF
 AN OFFER TO BUY TO ANY PERSON IN
 ANY JURIS- DICTION IN WHICH SUCH
 OFFER OR SOLICITATION WOULD BE
 UNLAWFUL OR TO ANY PERSON TO
 WHOM IT IS UNLAWFUL. NEITHER THE
 DELIVERY OF THIS PROSPECTUS NOR
 ANY OFFER OR SALE MADE HERE-
 UNDER SHALL, UNDER ANY
 CIRCUMSTANCES, CREATE ANY
 IMPLICATION THAT THERE HAS BEEN
 NO CHANGE IN THE AFFAIRS OF THE
 COMPANY OR THAT THE INFORMATION
 CONTAINED HEREIN IS CORRECT AS
 OF ANY TIME SUBSEQUENT TO THE
 DATE HEREOF.

                                  -----------

         TABLE OF CONTENTS

                                                                           PAGE
                                                                           ----
  Prospectus Summary......................................................   3
  Risk Factors............................................................   5
  Use of Proceeds.........................................................  15
  Dividend Policy.........................................................  15
  Capitalization..........................................................  16
  Dilution................................................................  17
  Selected Financial Data.................................................  18
  Management's Discussion and Analysis of Financial Condition and Results
   of Operations..........................................................  19
  Business................................................................  27
  Management..............................................................  40
  Certain Transactions....................................................  48
  Principal and Selling Stockholders......................................  49
  Description of Capital Stock............................................  51
  Shares Eligible for Future Sale.........................................  54
  Underwriting............................................................  55
  Legal Matters...........................................................  56
  Experts.................................................................  56
  Additional Information..................................................  57
  Index to Financial Statements........................................... F-1

                                  -----------

   UNTIL       , 1998 (25 DAYS
 AFTER THE DATE OF THIS PROSPEC-
 TUS), ALL DEALERS EFFECTING
 TRANSACTIONS IN THE COMMON
 STOCK, WHETHER OR NOT PARTICI-
 PATING IN THIS DISTRIBUTION, MAY
 BE REQUIRED TO DELIVER A PRO-
 SPECTUS. THIS IS IN ADDITION TO
 THE OBLIGATION OF DEALERS TO DE-
 LIVER A PROSPECTUS WHEN ACTING
 AS UNDERWRITERS AND WITH RESPECT
 TO THEIR UNSOLD ALLOTMENTS OR
 SUBSCRIPTIONS.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                                2,400,000 SHARES

                                      LOGO
                                  COMMON STOCK

                                --------------

                                   PROSPECTUS

                                --------------

                               HAMBRECHT & QUIST
                          ADAMS, HARKNESS & HILL, INC.

                                        , 1998
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

  The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by the Company in connection with the sale of Common Stock being registered. All amounts are estimates except the SEC registration fee, the NASD fee and the National Market System application fee.

                                                                       AMOUNT TO
                                                                        BE PAID
                                                                       ---------
   SEC registration fee............................................... $ 10,397
   NASD fee...........................................................    4,024
   Application fee--National Market System............................   81,625
   Printing and engraving expenses....................................  150,000
   Legal fees and expenses............................................  251,000
   Accounting fees and expenses.......................................  120,000
   Blue Sky qualification fees and expenses...........................    5,000
   Miscellaneous fees and expenses....................................   77,954
                                                                       --------
     Total............................................................ $700,000
                                                                       ========

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

  The Company's Certificate of Incorporation provides that to the fullest extent permitted by the DGCL, a director of the Company will not be liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director. Under the DGCL, liability of a director may not be limited
(i) for any breach of the director's duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (iii) in respect of certain unlawful dividend payments or stock redemptions or repurchases, and
(iv) for any transaction from which the director derives an improper personal benefit. The effect of the provisions of the Company's Certificate of Incorporation is to eliminate the rights of the Company and its stockholders (through stockholders' derivative suits on behalf of the Company) to recover monetary damages against a director for breach of the fiduciary duty of care as a director (including breaches resulting from negligent or grossly negligent behavior), except in the situations described in clauses (i) through
(iv) above. This provision does not limit or eliminate the rights of the Company or any stockholder to seek nonmonetary relief such as an injunction or rescission in the event of a breach of a director's duty of care. In addition, the Company's Bylaws provide that the Company will indemnify its directors to the fullest extent authorized by the DGCL. In addition, the Board of Directors has the power under the Bylaws to indemnify its officers and employees who are made a party to a suit or proceeding because of their position as an officer or employee of the Company.

  The Company has entered into contracts with each of the directors and executive officers of the Company under which the Company must indemnify them from claims, liabilities, damages, expenses, losses, costs, penalties or amounts paid in settlement incurred by them in or arising out of their work for or on behalf of the Company, to the maximum extent provided by applicable law. In addition, such parties are entitled to an advance of expenses is such matters, to the maximum extent authorized or permitted by law.

  To the extent that the Board of Directors or the stockholders of the Company wish to limit or repeal the ability of the Company to provide indemnification as set forth in the Company's Certificate of Incorporation, such repeal or limitation may not be effective as to directors and officers who are parties to the Indemnification Agreements, because their rights to full protection would be contractually assured by the Indemnification Agreements. It is anticipated that similar contracts may be entered into, from time to time, with future directors of the Company.

  The Form of Underwriting Agreement filed as Exhibit 1.1 to this Registration Statement provides for indemnification by the Underwriters of the Company and its directors and officers for certain liabilities arising under the Securities Act or otherwise.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

  Set forth below is certain information concerning all sales of securities by the Company during the past three years that were not registered under the Securities Act. The Company believes that each of such transactions was exempt from registration under either Section 4(2) or Rule 701 of the Securities Act.

    (a) On February 1, 1995, an aggregate of 6,000 shares of the Company's Common Stock were issued to 6 employees for no consideration. The shares were issued as gifts to these employees.

    (b) On February 9, 1995, 84,000 shares of the Company's Common Stock were issued to a vendor for $14,000. The shares were issued in connection with the release of a debt owed by the Company for past accounting services.

    (c) On October 16, 1995, 24,000 shares of the Company's Common Stock were issued to an employee for $40. The shares were issued in connection with the exercise of stock options by this employee.

    (d) On January 20, 1996, 90,000 shares of the Company's Common Stock were issued to Richard Lamb and 60,000 shares of Common Stock were granted to one other employee for consideration of past services.

    (e) On January 22, 1996, and April 16, 1996, an aggregate of 426,000 shares of the Company's Common Stock were issued to various investors and Thomas Davidson for an aggregate consideration of $71,000. The shares were issued in connection with the conversion of convertible bonds purchased by these investors and Mr. Davidson from July 1995 to January 1996.

    (f) On April 24, 1996, 15,000 shares of the Company's Common Stock were issued to one employee in consideration for past services.

    (g) On December 16, 1996, 18,000 shares of the Company's Common Stock were issued to a professional fitness trainer for consideration of past services.

    (h) On December 17, 1996, 13,032 shares of the Company's Common Stock were issued to James Wolfe in consideration for past services.

    (i) On December 17, 1996, 15,000 shares of Common Stock were issued to a former employee for $5,750. The shares were issued in connection with the exercise of this former employee's stock options.

    (j) On January 15, 1997, 804,006 shares of Common Stock were issued to various investors and Thomas Davidson for $201,000. The shares were issued in connection with the conversion of convertible bonds purchased from July 1995 to January 1996.

    (k) On April 1, 1997, 18,000 shares of the Company's Common Stock were issued to a professional fitness trainer for consideration of past services.

    (l) On May 9, 1997, an aggregate of 13,500 shares of the Company's Common Stock were issued to an former employee for aggregate of $270. The shares were issued in connection with the exercise of stock options by this former employee.

    (m) On August 25, 1997, 15,000 shares of the Company's Common Stock were issued to Thomas Davidson for $5,750. The shares were issued in connection with the exercise of stock options by Mr. Davidson.

    (n) On October 6, 1997, 26,088 shares of Common Stock were issued to Dennis McCarthy for $43.48. These shares were issued in connection with the exercise of stock options held by Mr. McCarthy.

    (o) On December 31, 1997, 3,900 shares of the Company's Common Stock were issued to Patrick Lee for $1,625. These shares were issued in connection with the exercise of stock options held by Mr. Lee.

    (p) On January 16, 1998, 300,000 shares of the Company's Common Stock were issued to James Wolfe for $50,000. These shares were issued in connection with the exercise of stock options held by Mr. Wolfe.

    (q) On January 23, 1998, 3,000 shares of the Company's Common Stock were issued to an employee for $500. These shares were issued in connection with the exercise of stock options held by this employee.

    (r) On March 20, 1998, 10,800 shares of the Company's Common Stock were issued to a former Company director for $900. These shares were issued in connection with the exercise of stock options granted to the former director.

    (s) On March 30, 1998, 13,044 shares of the Company's Common Stock were issued to James Wolfe for $21.74. These shares were issued in connection with the exercise of stock options granted to Mr. Wolfe.

    (t) On March 30, 1998, 12,000 shares of the Company's Common Stock were issued to two employees for $1,000. These shares were issued in connection with the exercise of stock options granted to these employees.

    (u) On April 8, 1998, 13,200 shares of the Company's Common Stock were issued to a former Company director for $1,900. These shares were issued in connection with the exercise of stock options by the former director.

    (v) On April 8, 1998, 15,600 shares of the Company's Common Stock were issued to Thomas Davidson for $2,500. These shares were issued in connection with the exercise of stock options by Mr. Davidson.

    (w) On April 17, 1998, 26,088 shares of the Company's Common Stock were issued to Barry Goss for $43.48. These shares were issued in connection with the exercise of stock options by Mr. Goss.

    (x) On April 17, 1998, 294 shares of the Company's Common Stock were issued to a Company employee for $122.50. These shares were issued in connection with the exercise of stock options by the employee.

    (y) On April 23, 1998, 300,000 shares of the Company's Common Stock were issued to James Wolfe for $50,000. These shares were issued in connection with the exercise of stock options by Mr. Wolfe.

    (z) On April 27, 1998, 9,600 shares of Common Stock were issued to Adelle Demko for $4,000. These shares were issued in connection with the exercise of stock options by Ms. Demko.

    (aa) On May 1, 1998, 450 shares of Common Stock were issued to a former employee for $187.50. These shares were issued in connection with the exercise of stock options by the former employee.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

  (a) Exhibits Number

   NUMBER                            DESCRIPTION
   ------                            -----------
    1.1*  Form of Underwriting Agreement
    3.1*  Amended and Restated Certificate of Incorporation of the Company
    3.2*  Amended and Restated Bylaws of the Company
    4.1*  Specimen of Common Stock Certificate

    NUMBER                               DESCRIPTION
    ------                               -----------
    5.1      Opinion of O'Melveny & Myers LLP
   10.1*     Form of Indemnification Agreement between the Company and each of its executive officers and directors
   10.2(1)*  Production Agreement between the Company and Bariatrix
              International, Inc.
   10.3(1)*  Production Agreement between the Company and Nellson Candies, Inc.
   10.4*     1993 Stock Incentive Plan
   10.5*     1997 Stock Incentive Plan
   10.6*     1998 Stock Incentive Plan
   10.7*     Form of Employee Option Agreement under 1998 Performance Award
              Plan
   10.8.1*   Credit Agreement between the Company and Santa Barbara Bank &
              Trust for the Revolving Line of Credit
   10.8.2*   Security Agreement between the Company and Santa Barbara Bank &
              Trust
   10.8.3*   Promissory Note by the Company in favor of Santa Barbara Bank &
              Trust
   10.8.4*   Security Agreement between the Company and Santa Barbara Bank &
              Trust
   10.8.5*   Promissory Note from the Company in favor of Santa Barbara Bank &
              Trust
   10.9(1)*  Letter Agreement between the Company and Trader Joe's
   10.10(1)* Agreement Between the Company and Tree of Life
   10.11*    Form of Employee Option Agreement under 1993 Stock Incentive Plan
   10.12*    Form of Employee Option Agreement under 1997 Stock Incentive Plan
   10.13*    Registration Rights Agreement among Balance Bar Company, Thomas
              Davidson and the Davidson Family Limited Partnership
   11.1*     Statement of Computation of Per Share Earnings
   23.1      Consent of Independent Auditors
   23.2*     Consent of O'Melveny & Myers LLP (included in Exhibit 5.1)
   23.3      Consent of Find/SVP, Inc.
   23.4      Consent of Spence Information Services
   23.5      Consent of Information Resources, Inc.
   23.6      Consent of Nutrition Business Journal
   24.1*     Power of Attorney (see page II-5)
   27.1*     Financial Data Schedule
   99.1      Materials sent to potential participants in Directed Share Program

--------
 *  Previously filed.
(1) The Company has requested confidential treatment for portions of these agreements.

  (b) Financial Statement Schedules

  All schedules for which provision is made in the applicable accounting regulations of the Commission are provided in the Notes to the Financial Statements included elsewhere in this Registration Statement or are not required under the applicable instructions or are inapplicable and therefore have been omitted.

ITEM 17. UNDERTAKINGS

  (a) The undersigned Registrant hereby undertakes to provide to the Underwriters at the closing specified in the Underwriting Agreement, certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

  (b) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of the Registrant pursuant to the provisions described in Item 14 or otherwise, the Registrant has been advised that in the opinion of the Commission, such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. If a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, the Registrant will, unless in the opinion of its counsel, the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

  (c) The undersigned Registrant hereby undertakes that:

    (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of Prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of Prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or Rule 497(h) under the Securities Act will be deemed to be part of this Registration Statement as of the time it was declared effective.

    (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of Prospectus will be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time will be deemed to be the initial bona fide offering thereof.

                                  SIGNATURES

  Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Amendment No. 3 to Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Carpinteria, State of California on this 29th day of May, 1998.

                                          BALANCE BAR COMPANY

                                                  /s/ Thomas J. Flahie
                                          By: _________________________________
                                                     Thomas J. Flahie
                                          Its:   Senior Vice President of
                                                Finance and Administration

  Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment No. 3 to Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

             SIGNATURE                           TITLE                    DATE
             ---------                           -----                    ----
                 *                   Chairman of the Board of         May 29, 1998
____________________________________  Directors
         Thomas R. Davidson

                 *                   Chief Executive Officer          May 29, 1998
____________________________________  (Principal Executive
            James A. Wolfe            Officer) and Director

        /s/ Thomas J. Flahie         Senior Vice President of         May 29, 1998
____________________________________  Finance and Administration
           Thomas J. Flahie           (Principal Financial and
                                      Accounting Officer)

                 *                   Director                         May 29, 1998
____________________________________
          Adelle M. Demko

                 *                   Director                         May 29, 1998
____________________________________
            Barry D. Goss

                 *                   Director                         May 29, 1998
____________________________________
              John Hale

                 *                   Director                         May 29, 1998
____________________________________
          Richard G. Lamb

                 *                   Director                         May 29, 1998
____________________________________
         Dennis Ryan McCarthy

                 *                   Director                         May 29, 1998
____________________________________
          George F. Raymond

       /s/ Thomas J. Flahie*                                          May 29, 1998
____________________________________
           Thomas J. Flahie
           Attorney-in-fact

--------

* The undersigned, by signing his name hereto, does sign and execute this Amendment No. 3 to Registration Statement pursuant to The Power of Attorney executed by the above-named officers and directors and filed with the Securities and Exchange Commission on behalf of such officers and directors.

                                 EXHIBIT INDEX

 NUMBER                                DESCRIPTION
 ------                                -----------
  1.1*     Form of Underwriting Agreement
  3.1*     Amended and Restated Certificate of Incorporation of the Company
  3.2*     Amended and Restated Bylaws of the Company
  4.1*     Specimen of Common Stock Certificate
  5.1      Opinion of O'Melveny & Myers LLP
 10.1*     Form of Indemnification Agreement between the Company and each of its executive officers and directors
 10.2(1)*  Production Agreement between the Company and Bariatrix
           International, Inc.
 10.3(1)*  Production Agreement between the Company and Nellson Candies, Inc.
 10.4*     1993 Stock Incentive Plan
 10.5*     1997 Stock Incentive Plan
 10.6*     1998 Performance Award Plan
 10.7*     Form of Employee Option Agreement under 1998 Performance Award Plan
 10.8.1*   Credit Agreement between the Company and Santa Barbara Bank & Trust for the Revolving Line of Credit
 10.8.2*   Security Agreement between the Company and Santa Barbara Bank &
           Trust
 10.8.3*   Promissory Note by the Company in favor of Santa Barbara Bank &
           Trust
 10.8.4*   Security Agreement between the Company and Santa Barbara Bank &
           Trust
 10.8.5*   Promissory Note from the Company in favor of Santa Barbara Bank &
           Trust
 10.9(1)*  Letter Agreement between the Company and Trader Joe's
 10.10(1)* Agreement Between the Company and Tree of Life
 10.11*    Form of Employee Option Agreement under 1993 Stock Incentive Plan
 10.12*    Form of Employee Option Agreement under 1997 Stock Incentive Plan
 10.13*    Registration Rights Agreement among Balance Bar Company, Thomas
           Davidson and Davidson Family Limited Partnership
 11.1*     Statement of Computation of Per Share Earnings
 23.1      Consent of Independent Auditors
 23.2*     Consent of O'Melveny & Myers LLP (included in Exhibit 5.1)
 23.3      Consent of Find/SVP, Inc.
 23.4      Consent of Spence Information Services
 23.5      Consent of Information Resources, Inc.
 23.6      Consent of Nutrition Business Journal
 24.1*     Power of Attorney (see page II-6)
 27.1*     Financial Data Schedule
 99.1      Materials sent to potential participants in Directed Share Program

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 *  Previously filed.
(1) The Company has requested confidential treatment for portions of these agreements.